Committed to empowering a brighter future.



MUFG Report 2024

Integrated Report

What's MUFG Way







MUFG Way

Purpose
Committed to empowering a brighter future.

Values
Integrity and Responsibility
Professionalism and Teamwork
Challenge and Agility

Vision
Be the world's most trusted financial group

Code of Conduct

MUFG Way serves as the basic policy in conducting our business activities, and provides guidelines for all group activities.
MUFG Way also is the foundation for management decisions, including the formulation of management strategies and management plans, and serves as the core value for all employees.

Challenge and Agility

So as to continuously be chosen by our customers in an era of accelerating changes. Every employee will take on challenging endeavors with a sense of ownership of the MUFG Way with the new MUFG Value of "agility," with all playing the leading role.



My Way
Individual beliefs and values

MUFG Way
Company Purpose / Values / Vision

Personal definitions of the MUFG Way

Life at MUFG





Editorial Overview

Editorial Structure



Officer in Charge of IR

Group CEO

Group CFO — Group CSO

Financial Planning Division

Corporate Administration Division
• Collaborates on SR*2
• Collaborates on governance disclosure

Corporate Planning Division

Office of the CFO
Collaborates on debt IR*1

Investor Relations Office

Sustainability Office
• Collaborates on ESG

Institutional investors, individual investors, publications

• Response to institutional investors and analysts
• Response to rating agencies
• Response to bond investors, debt IR
• Overseas SR

• ESG
• Holding seminars
• Response to individual investors, holding seminars
• Publications such as Integrated Reports

*1 IR for bond investors   *2 Shareholder Relations: Response to shareholders

Information Disclosure System



Environmental	Social	Governance	Financial

Integrated Report

Sustainability Report

Climate Report

Human Rights Report

Corporate Governance Report

TNFD Report

TCFD Report

Human Capital Report

Transition White Paper

Asia Transition White Paper

ESG Data Book

Annual Report

Editorial Overview

To best explain our efforts to create sustained value to our investors and other stakeholders, we, Mitsubishi UFJ Financial Group, or MUFG, have compiled this integrated report, *MUFG Report 2024*, with reference to such guidelines as the International Framework recommended by the IFRS Foundation as well as the Guidance for Collaborative Value Creation issued by the Ministry of Economy, Trade and Industry.
Further details on our financial status and sustainability initiatives are available on our website. In addition, our plans call for issuing the *MUFG Sustainability Report 2024*, a publication detailing our response to sustainability issues, in September 2024 or later.



Environment
Social
Governance

Guidance for Collaborative Value Creation

Reporting Period

April 1, 2023 to March 31, 2024 (The report includes some information pertaining to activities undertaken up to July 2024.)

Disclaimer

This report contains forward-looking statements with regard to the expectations, forecasts, targets and plans of Mitsubishi UFJ Financial Group, Inc. and its subsidiaries and affiliates. These forward-looking statements are based on information currently available to the Group and are stated in this document on the basis of the outlook at the time that this document was produced. In producing these forward-looking statements, certain assumptions (premises) have been utilized that are subjective and may prove to be incorrect. Should any underlying assumption prove to be incorrect, actual results in the future may vary materially from some of the forward-looking statements in this document. The Group has no obligation or intent to update any forward-looking statements contained in this document. In addition, information on companies and other entities outside the Group that is included in this document has been obtained from publicly available information and other sources. The accuracy and appropriateness of that information has not been verified by the Group and cannot be guaranteed. All figures contained in this report are calculated according to generally accepted accounting principles in Japan, unless otherwise noted.

CONTENTS













Definitions of figures used in this document

Consolidated: Mitsubishi UFJ Financial Group (consolidated)

Non-consolidated: Simple sum of MUFG Bank (non-consolidated) and Mitsubishi UFJ Trust & Banking Corporation (non-consolidated)

the Bank (consolidated): MUFG Bank (consolidated)

DS: Digital Service

R&C: Retail & Commercial Banking

R&D: Retail & Digital

CWM: Commercial Banking & Wealth Management

JCIB: Japanese Corporate & Investment Banking

GCIB: Global Corporate & Investment Banking

GCB: Global Commercial Banking

AM/IS: Asset Management & Investor Services

MUFG: Mitsubishi UFJ Financial Group

the Bank (BK): MUFG Bank

the Trust Bank (TB): Mitsubishi UFJ Trust & Banking Corporation

the Securities HD (SCHD): Mitsubishi UFJ Securities Holdings

MUMSS: Mitsubishi UFJ Morgan Stanley Securities

MSMS: Morgan Stanley MUFG Securities

MS: Morgan Stanley

NICOS: Mitsubishi UFJ NICOS

MUAH: MUFG Americas Holdings Corporation

MUB: MUFG Union Bank

KS: Bank of Ayudhya (Krungsri)

Bank Danamon (BDI): Bank Danamon Indonesia

FSI: First Sentier Investors

Management Message

CEO Message



Unleashing Potential, Honoring Our Purpose

Hironori Kamezawa
President & Group CEO

Management Message

CEO Message

> Notice to Stakeholders: The Financial Services Agency has taken administrative action regarding inappropriate handling of customer information and solicitation concerning MUFG Group's banking-securities collaborative business. We sincerely apologize for the inconvenience and concern this has caused our stakeholders. We take this administrative action very seriously and have established an improvement plan focused on more effective and specific measures to reinforce internal control systems. Details appear on page 14. We will diligently execute the improvement plan as a Group and implement measures to prevent recurrence. Our priority is to restore any compromised trust as swiftly as possible and remain fully committed to sustainable growth.

Has MUFG really changed?

"Mr. Kamezawa?"

As I was taking a walk in my neighborhood last autumn, a jogger approached and ran past me. He then turned around suddenly and called my name.

"I think MUFG has changed. I just wanted to tell you."

It caught me off-guard and I wasn't sure what he meant. But he explained with a smile that he was a former MUFG employee who now works for an overseas corporation. He was validating a belief I expressed in these pages last year: MUFG is changing for the better – and people are noticing.

If a former employee familiar with our company observes from outside that we've evolved in a positive way, perhaps we truly have. In fact, this was the third time something like this had recently happened. Our speed of decision-making, the atmosphere of our internal discussions, the expansion of our overseas online network – all these elements and a number of others have been elevated at MUFG. They seem to have translated into material improvements that our stakeholders notice.

However, we still get our share of negative feedback; some of it works its way through the organization to reach me – but likely just a small percentile. So as I resumed my walk, I found myself wondering, has my own experience at MUFG changed accordingly? My daily work life has a procedural rhythm. I arrive at the office about the same time on most days. My workstyle, meetings, interactions, even business dinners, all seem to fit a familiar pattern. I have to wonder how much status quo remains static throughout our company.

Organizational inertia is not unique to MUFG, but the fact is we have too many meetings, including meetings to prepare for meetings. Some of our policies and procedures remain ossified. Important aspects of our organization continue to move forward, but the core is hard to budge.

I initiated fundamental reforms when assuming the role of CEO four years ago – reforms in Culture, Business, and Process – to propel our transformation forward. Today, we see progress, although in my estimation we're considerably less than halfway toward our goal – so the real work lies ahead if we are to set into motion a virtuous cycle of perpetual improvement. This means doubling down on our commitment to cultural reform at MUFG.

This commitment therefore pervades our new Medium-Term Business Plan (MTBP) that launched in April 2024. And in the following pages, I wish to explain why and how, beginning with the current environment and global economic trends.

Challenges arising from our environment and economic trends.

First, our current environment. We live in an era of unprecedented division among societal sectors, including nationalities, economies, policies, cultures, communities, and individuals – divisions that can be traced in some cases to decentralization caused by diversifying needs and values across the globe.

Nations witnessing the US and China locked in a historic power struggle are adopting distinct and often unique positions on global affairs, including the Middle East conflict and the war in Ukraine. The international order is growing more fragmented and chaotic, and its tensions will not be resolved soon. We must factor this into our business considerations.

Digital technology has fueled diversification in significant ways, placing power in individual hands to instantly fulfill personalized needs. This "power to the person" makes ultimate democracy more than a theoretical possibility, and has even given rise to such movements as the Decentralized Autonomous Organization.

At the same time, despite divisions it helped create, digital technology also makes it much easier for people to connect and create new virtual communities linked through shared values that transcend borders of all kinds.

These complex developments – rife with contradictions – have momentum that shows no end. Generative AI is making inroads into everyday lives and will be a game-changer that transforms,

Management Message

CEO Message

even upends, more than a few business models very soon. Indeed, 2024 marks the advent of the generative AI era[1], an inflection point on society's path to a digitalized future. MUFG must be a vital player in that future.

Regarding the global economy, as inflationary trends settle in the US and Europe, monetary policy will ease and interest rates will seek equilibrium. In Japan, a normalized interest-rate environment is emerging as the prolonged regime of low interest, low inflation, and low wages finally abates. Businesses will pursue higher returns and feel a stronger need for asset-value growth to surpass inflation, assuming reasonable interest payments and costs. And customers will have higher expectations for asset formulation and investment returns.

This presents a significant opportunity for the Japanese economy, which has been stagnant for three decades. I believe that as Japan's largest financial institution, MUFG has a duty – and ability – to help restore a growth trajectory to its mother market.

Medium- to Long-term Vision[2]

In developing our MTBP, we dove deeply into topics including the macroeconomic environment, our strengths and weaknesses, our competitors' activities, social trends, and our vision for finance in five to ten years. We shared a rich variety of perspectives at our Management Focus Meeting, a periodic gathering of about 20 leaders we began a few years ago. This body includes the C-Suite[3], business-group heads, and top management from the Bank, Trust Bank, and Securities, and functions as my "Cabinet."

I always urge these participants to share honest opinions on

Column 1 | **An Era of AI-Natives**

With the emergence of generative AI, we've entered an era that could be called the "DX of human thinking" marked by outsourcing elements of human thought – essentially relegating part of the process to digital "minds." Working in tandem with intelligent learning devices can deepen our comprehension, interactions, and productivity in ways beyond our current imagination.

I'm not alone in envisioning a world on a fast-approaching horizon where AI is incorporated into all manner of products and services. As generative technologies become refined, and their costs decrease through intense competition, issues like so-called machine "hallucinations" of false results will resolve, and generative AI will become faster, safer, and more accurate – a game-changer not just for business but society as a whole.

Let me put on my mathematical sciences hat for a moment, to share how shocked I was recently to hear a university professor specializing in artificial intelligence claim that "Generative AI is now capable of deductive reasoning."

This was stunning news. Generative AI has until now been deemed capable only of inductive reasoning, analyzing massive volumes of data to reach a probable conclusion using the large-language model. It was considered incapable of solving mathematical problems requiring deductive reasoning.

But AI recently solved a proof problem in geometry by combining a language model with a symbolic deduction engine that derives conclusions by applying logical rules to symbols. Programming is a way of logical reasoning, so AI's ability to write its own program to solve a proof problem shows deductive reasoning capability – a genuine paradigm shift.

In a column for our MUFG Report last year, I wrote that AI still fell short of truly understanding topics discussed in pages like these – but apparently over the past year, it has drawn closer to upending that assumption.

Eventually – maybe soon – the primary difference between AI and humans might be blood & bone, and emotions. Just as people with no experience in a given field can master it by gleaning knowledge from a deep library of various media, a world where AI can learn, grasp, and genuinely understand complex concepts seems just around the corner.

In our immediate future, AI will touch virtually everything, and only technology developed in tandem with AI will be able to maintain a competitive pace of productivity. "AI native" human resources will be required to integrate AI into all organizational aspects touching human behavior.

With this sense of urgency, we've established an intelligence team at MUFG, charged with addressing this question: How will AI change the world?

And this: How must MUFG change accordingly?

Now more than ever, humans are required to deepen and widen their cognition, comprehension, and capabilities of capturing the substance of complex matters. MUFG must ride the crest of this wave.

📖 *1 Enhance AI/Data Infrastructure   Page 60



📖 *2 Medium- to Long-Term Vision   Page 23



*3 Chief Officer for each area such as Strategy, Finance, and Risk

Management Message

CEO Message



matters beyond their business areas and positions. The cross-dynamic of their thoughts has become more robust with each meeting, and added depth to our discussions in forging the new MTBP.

This process ultimately led us to reaffirm the significance of our stated Purpose, to be "Committed to empowering a brighter future." We concluded that the ideal state is for MUFG to embody this Purpose, our 'reason for being,' and it should be consistent across the mid- to long-term. The question was, how can we accomplish this through our next three-year plan?

Historically, societies have evolved with connections among nations, entities, communities, and individuals, drawing them together for prosperity and fulfillment.

With forces of division now threatening these bonds of connection, the ability to build and sustain bridges spanning all manner of borders becomes more significant. A bridge requires a trustworthy foundation – in our case, the trust earned through our long heritage, our formidable customer base, and the global reach of our network. MUFG group companies also have the unique ability to build meaningful

bridges connecting our diverse stakeholder communities. With these abilities, MUFG intends to play a cohesive societal role by bringing various stakeholder communities together through financial empowerment.

This concept is central to embodying our Purpose through our new MTBP.

Review of our previous three-year plan.[4]

During our previous MTBP, we defined our stated Purpose, shifted our management focus to foster more colleague engagement, and instigated cultural reform. We directed management attention squarely toward return on equity. And we achieved results related to each of the plan's pillars: Corporate Transformation, Growth Strategy, and Structural Reform.

Over three years – in a challenging environment – we strengthened the earnings power and resilience of our business model. We substantially bolstered our risk-adjusted return by improving profitability without increasing risk-weighted assets.

Our net operating profit increased by about 600 billion yen over those three years, a multiple of approximately 1.5 times, primarily in customer segments. And completing the sale of Union Bank in the US was emblematic of structural reform, a demonstration of bold, decisive, swift, impactful action.

We repeatedly stated that ROE was our most significant commitment, and in the final year of that previous MTBP, ROE reached 8.5%, notably exceeding our 7.5% target. Share price tripled in three years, outperforming other megabanks and major global financial institutions. And in the near future, our

market capital is likely to achieve a top-ten rank. I feel confident the market appreciates our efforts.

Regarding shareholder return, we've maintained our progressive dividend policy and increased dividend-per-share for FY2023 to 41 yen, up from 25 yen in FY2020 – a 64% dividend growth. And we repurchased 1 trillion yen of shares during the plan's three years, exceeding 2.2 trillion yen in total shareholder return.

Aspirations of our new three-year plan.

Building on successes of the previous plan, we position our new MTBP as "three years to pursue and produce growth." We will deploy our growth strategies while addressing prominent social issues head-on, and speed our own transformation to improve corporate value. Because our earnings power improved during the previous plan and our business model grew more resilient, we're deploying these strengths with singular focus to speed growth over the next three years.

We're becoming more assertive in seizing opportunities presented by green transformation ("GX")[5], digital transformation ("DX")[6], and the normalized interest environment in Japan as we undergo structural transformation.

In an intensely competitive and mercurial environment, success requires assertive strategies – but also a solid foundation. To draw an analogy from the game of Go, success builds on boldly attacking an opponent's territory while fortifying weak areas in your own. In business terms, this means deploying aggressive growth strategies while investing in human capital and infrastructure such as IT systems, AI, and data platforms.

📖 *4 Message From the CFO
   Pages 15-21



*5 Green Transformation

*6 Digital Transformation

Management Message

CEO Message

Pillars of the new MTBP.[*7]

Our new MTBP consists of three pillars, Expand & Refine Growth Strategies, Drive Social & Environmental Progress, and Accelerate Transformation & Innovation.

We developed the first pillar, Expand & Refine Growth Strategies, with analytics across areas of potential growth based on products and channels, then articulating seven strategies for maximum competitiveness in each sector.

These strategies include:

1. Enhancing our retail customer base to maximize LTV – lifetime value – and
2. Strengthening our succession business by accelerating the Corporate & Wealth Management model, primarily to generate growth in Japan.

Our overseas strategies include:

3. Collaboration between GCIB and Global Markets to build profit, and
4. Cooperation with partner banks for growth in Asia.

Our focus on

5. Asset Management and
6. GX

is on social issues and fortifying both economic value and social values as we

7. Build a new business portfolio to drive medium- to long-term growth.

A few key examples:

Enhancing our retail customer base, in terms of strategy 1.[*8]
Deploying this strategy requires targeted efforts, including enhancing customer touchpoints with an optimal mix of face-to-face, remote, and digital channels. Business groups will create seamless connections among products and services within our diverse portfolio and propose blends to match a customer's life stage. For instance, a customer with an MUFG Bank deposit account at the core might choose an option to

Column 2 Taking Ownership of "Purpose"

In developing our new MTBP, we discussed what to embody as a leading Japanese financial institution from every pertinent angle we could reasonably conceive. This process led us to reaffirm the significance of our Purpose – to be "Committed to empowering a brighter future."

This corporate Purpose serves as a unifying force among diverse viewpoints in our leadership discussions. It is also an abiding North Star for decisions and actions we take every day.

To fully harness this 'power of purpose' at an organizational level, the ideal is for each colleague to internalize a personal interpretation of purpose through the lens of one's life work. This is why MUFG consistently offers and promotes opportunities for colleagues to gather and discuss their own view of 'purpose.'

When I share my view of what I call "My Way" – personal core values and beliefs – I say it was likely shaped by time in a Catholic kindergarten, where I was exposed to the daily practice of compassion and acceptance, and a natural inclination toward objective observation. These caused an early and lasting inflection point.

As I entered young adulthood and began considering my life's path, that early inflection translated into a clear desire: to make a useful contribution to society. I majored in mathematics at university and graduate school, but found myself at a crossroads, a choice between pursuing math at an academic level or entering the real-world workforce. Even now, the beauty of mathematics attracts me, but my drive to contribute directly to society won out.

Whenever discussing 'My Way'[*9] with colleagues, I touch on the importance of personal interpretations of the MUFG Way. 'My Way' encompasses individual beliefs and values, whereas the MUFG Way reflects the company's stated Purpose. An individual's interpretation of the MUFG Way represents the intersection where personal and corporate values coalesce – and ideally, align.

My personal definition of the MUFG Way involves providing our colleagues, and our stakeholders across society, with tools they can use to empower a brighter future. It is management's responsibility to create a transparent and worker-friendly environment that encourages us all to move forward. The more colleagues who process and apply the MUFG Way in a personal dimension, the stronger our company and its contributions become.

*7 Expand and Refine Growth Strategies Pages 36-37



*8 Strengthen Domestic Retail Customer Base Page 38



*9 What's MUFG Way Page 2
MUFG Way – Bringing it to life Page 65


Personal definitions of the MUFG Way


MUFG Way
–Bringing it to life

Management Message

CEO Message

bundle products and services as varied as credit cards, housing loans, and securities, while earning incentive points for choosing MUFG services.

Creative collaboration with external partners is valuable for developing fresh ideas to expand our customer base. Since 2022, MUFG has engaged in "Banking as a Service (BaaS)" to provide financial functions through third parties. For example, starting with "d smart bank" – a digital account-services product jointly developed with NTT DoCoMo – we have also promoted BaaS offerings such as asset-formulation support through a synergistic platform called "Money Canvas" in tandem with various corporations.

We have agreed on a capital and business alliance with WealthNavi Inc. as well, involving a platform providing "comprehensive proposals on money" tailored to each customer's life stage. Collaborations like this, with partners offering unique strengths, help our business grow with fresh ideas and new technologies.

Cooperation with partner banks for growth in Asia, in terms of strategy 4.[10]

Unlocking the potential of our second mother market – Asia outside Japan – is key to our overseas growth strategy.

A decade has passed since we began investing in Asian partner banks. These partners have since grown significantly and helped us accrue business management expertise throughout the ASEAN region and establish a conventional financial platform in Asia. We now have the world's largest lending exposures in APAC outside of China and Hong Kong.

To build a unique economic zone for MUFG over the next

decade, we will consolidate the conventional platform with one newly created through investments in businesses that offer digital financial services. These investment targets will help us address the social issue of financial inclusion in Asia, through digitalized services for customers with little or no access to traditional financial tools.

Supporting the government policy of "Promoting Japan as a Leading Asset Management Center," in terms of strategy 5.[11]

This policy is an ambitious project in which the government's goal is to connect excess capital – mainly from households, concentrated in deposits and savings – with GX and DX investments by large corporations, meeting funding needs of startups showing solid prospects. As this builds Japan's overall growth capacity, returns will be allocated to households, which will in turn be connected to new growth investments, completing a virtuous cycle.

This expansive project – not limited to Japan – will link investment capital to opportunities globally, and allow MUFG to contribute as a comprehensive financial services group, offering direct and indirect financial functions, touchpoints for a wide range of customers, and the reach of a global network.

Finally, we have decided to make Mitsubishi UFJ Asset Management a subsidiary of the holding company as the fourth foundational MUFG cornerstone, joining the Bank, Trust Bank, and Securities. We will enhance its capabilities and double its assets under management by the end of FY2029. We will also leverage revision of the Nippon Individual Savings Account system to support flow of funds from savings to investment, and promote financial literacy efforts to help each new generation flourish through financial and economic understanding.

These are some key examples, among others, of how our new MTBP strategies will generate growth in Japan and capture the upside of growth overseas, starting with Asia – while being socially relevant by promoting solutions to issues confronting the global community.

The second pillar is to Drive Social & Environmental Progress.[12]

In developing this pillar, we identified ten priority issues under the subheads Sustainable Society, Vibrant Society, and Resilient Society.

Given society's heightened interest in GX, serving economic and social values in tandem has become an integral component of building corporate value. To effectively build our own prosperity, we should serve not only customers' financial value but also stakeholders' social values.

For example, to achieve a carbon-neutral society, MUFG can serve social values by supporting technology emerging to reduce CO_2 emissions. This leads to new approaches being more widely recognized and ultimately integrated across society, with the effect of promoting decarbonization – and expanding economic value concurrently for customers and other stakeholders. Financial value, including interest and fees, will then accrue to MUFG in return for our services. Helping society move toward carbon neutrality will also build MUFG's social value. As illustrated above, it is vital for us to maintain a mindset of making connections among the economic and social values of MUFG and our stakeholders – not limited to customers – and enhance both forms of value synergistically.

---

[10]
- Building MUFG's Economic Sphere in Asia   Pages 30-31
- Strengthen APAC Business and Platform Resilience Page 41



[11]
Contribute to Making Japan a Leading Asset Management Center   Page 42



[12]
- Drive Social & Environmental Progress   Pages 46-54
- CSuO Message   Page 41



Management Message

CEO Message

Our previous MTBP business strategies focused on social issues. Our new plan shifts into a higher gear with strong emphasis on social impact. We have set specific Key Performance Indicators – KPIs – for priority themes and will vigorously promote initiatives driving them.

Certain priority themes in our MTBP are especially pertinent: Climate change measures, natural capital, and biodiversity restoration.

Regarding climate change measures[13], MUFG issued a "Transition White Paper 2023" to promote understanding among stakeholders – notably, Western policymakers – of our internal initiatives and targets outlined in our Carbon Neutrality Declaration, and of Japan's progress along its roadmap toward carbon neutrality. We followed this with the "MUFG Climate Report 2024" on our internal transition plan, including processes for achieving our own targets.

The keys to MUFG's transition plan are disciplined support for transitioning, and monitoring progress toward our 2030 interim targets. The report aims to promote various stakeholders' understanding of our transitioning plan and initiatives.

In July 2024, I assumed the chair of the Glasgow Financial Alliance for Net Zero (GFANZ)[14] Japan Branch – the organization of financial institutions committed to accelerating decarbonization – and from this vantage point I intend to communicate our commitment to act responsibly on the path to carbon neutrality.

Natural capital and biodiversity restoration were also added to our priority themes. We published our MUFG Taskforce on Nature-related Financial Disclosures Report[15] to promote

stakeholder understanding of our approach and the solutions we offer customers in this sphere. Specifically, we will support new technology with sustainability-related finance to the scale of 100 trillion yen by 2030.

A vibrant society requires innovative startups and growth industries that drive the economy. Accordingly, MUFG will pursue transactions to fuel startups[16] that show strong growth potential and are linked to solutions for social issues.

We have found that entrepreneurs today tend to establish companies that address social issues, and have a keen awareness of social needs. They also make strong efforts to improve corporate value and keep their enterprises on that track. Perhaps most important, their beliefs and sense of purpose are reflected in their mission statements. We wish to be their partner of choice in every stage of their growth, providing support beyond financial services, such as helping develop business strategies, in a spirit of genuine collaboration.

The third pillar is to Accelerate Transformation & Innovation.[17]

Cultural reform[18] is the core of corporate transformation. Our previous MTBP emphasized what we call the MUFG Way – a pledge of shared values – and efforts to drive transformation. These included our headquarters building project, with its sensitivity to contemporary workstyles; open-application systems such as "MUFG SOUL"; CSR activities planned by employees; and Spark X, a new-business incubator, which among other ideas has produced new "PROTHIRD" outsourcing services for condominium Boards of Directors.

A common thread among these efforts is how voluntarily and passionately our colleagues engage in new projects. This indicates that a new mindset for welcoming challenges is taking root.

At the beginning of this message, I described encountering a former colleague on a walk through my neighborhood. That brief exchange supports a recent MUFG finding that close to 60% of our current colleagues feel that "the company has changed for the better."

But much remains to be done. We must accelerate our transformation and focus more keenly on agility as an MUFG cultural value that can strengthen customer trust. This is why we revised how we express the MUFG Way by formally adding Agility to our list of stated corporate values.

To embed its practice into our culture, we will categorically assess agility in performance evaluations, procedures, meeting operations, roles, and authorizations, rigorously and without exception. We aim to become a company where each colleague is expected – and equipped – to think independently, make informed decisions, and act on them quickly.

It seems self-evident that colleagues are more engaged in a workplace with transparent communication, where opinions are shared freely in an open and frank atmosphere regardless of title or position, and – when assigned to a task – they can make quick decisions that lead to subsequent appropriate action.

To support this environment, we place a high priority on developing human capital[19]. We intend to reward positive outcomes from colleagues fulfilling their own sense of purpose at work by encouraging them to take on new challenges, in line with incentives in our revised personnel policies. Going

---



*13 Promoting Sustainable Business Page 49

*14 A global alliance of financial institutions to combat climate change

*15 Taskforce on Nature-related Financial Disclosures



*16 Startup Support Page 53



*17 Accelerate Transformation and Innovation Pages 55-61



*18 Experienced Hire Round Table Pages 62-64

Management Message

CEO Message

forward, we are dedicated to making substantial investments in a broad spectrum of human capital, which include offering our employees opportunities for skill development. This means aligning human-resources investments with business strategies, including an HR system geared toward enhancing professional skills in the Bank, Trust Bank, and Securities; and expanding education, training, and reskilling programs. We also promote DEI[*20], health, and productivity management for frank exchange of diverse opinions among colleagues.

Our fundamental commitment to the aims of this pillar is to implement a range of corporate transformations for continued sustainable growth, including software that supports the base of all business activities, including cultural reform and human capital investment; enhancing AI and data platforms; and strengthening systems development resources.

Awakening our full potential.

Every January 1, I choose a single Japanese "kanji" logographic character to represent a touchstone theme for the coming year. This year, I chose:

覚 ('Kaku')

This means 'awaken' and reflects my desire to embrace a new era – to refocus my own life philosophy on a personal level; and on a professional level to arouse the formidable capabilities of MUFG as a positive force for change.

In January, I had the opportunity to host an interview session with Mr. Shohei Ohtani[*21], the Los Angeles Dodgers baseball superstar and longstanding MUFG spokesperson. I asked, "In

terms of mountain climbing, how far are you from your own summit?" He said, "I've probably climbed 60 to 70% of the way."

But he didn't leave it at that; he went on to share his view that the projected height of a personal peak is aspirational and always subject to change. "I'm not at my summit," he said, "and I'd like to make it higher."

Ohtani was observing that those who actively seek growth are different from those satisfied with the status quo. Already having achieved so much, he still has not accepted limits and is recalibrating his potential ever higher.

Mr. Ohtani's relentless pursuit of self-improvement is an inspiration to constantly challenge ourselves to grow, personally and professionally. He caused me to reaffirm my mission at MUFG – to awaken the full breadth and depth of our vast capabilities for growth and for social contribution.

We will keep addressing social issues while evolving our growth strategies, and press forward with our transformation into an entity that fully embodies our purpose of being "Committed to empowering a brighter future."

I view our colleagues as the company itself. A team of dedicated, skilled professionals who think independently, communicate productively, and work together will by definition form a strong organization. We want people who ask themselves questions such as, What do I want to accomplish at MUFG? What excites me about my work? What gives me a sense of growth?

Financial institutions tend to be conservative – and there is deep virtue in steadiness and stability. But being responsible financiers



https://www.bk.mufg.jp/admin/modal/ohtani_special/index/crosstalk.html

does not require hidebound thinking in ossified organizations. Instead, I envision MUFG as pursuing and producing vigorous growth, committed to a bright, sustainable future, and unafraid of change in honoring these ideals.

Just as that neighborhood jogger professed to me in person last autumn.

Thank you for your continued support as we strive toward these goals.

H. Kamezawa

Hironori Kamezawa
President & Group CEO

📖 *19
- CHRO Message Page 56
- Enhancing Human Capital   Page 59





*20 Diversity, Equity, and Inclusion

📖 *21 Crosstalk
      Mr. Shohei Otani ×
      Mr. Hironori Kamezawa



Management Message

A Guide to Quickly Understanding Where MUFG Is Now

Keyword	Location of relevant topics touched on in CEO Message	Message summary	Locations of detailed descriptions
Purpose	Pages 8, 9, 12	The ideal state is for MUFG to embody our purpose, and it should be consistent across the mid- to long-term. We will promote achievement of the MTBP to "pursue and produce growth," and realize our purpose for sustainable improvement of corporate value.	📄 MUFG Way Page 2 📄 Medium- to Long-Term Vision Page 23
Improving ROE	Page 8	During the previous MTBP period, we strengthened the earnings power and resilience of our business model. In the final year of the previous MTBP, the ROE reached 8.5%, notably exceeding the 7.5% target. We remain committed to improving the ROE in the new MTBP and aim to achieve around 9% ROE in fiscal 2026.	📖 CFO Message Page 16
Capital Policy / Shareholder Returns	Page 8	Dividend per share for FY2023 was increased to 41 yen from 25 yen in FY2020. In addition, we repurchased a total of 1 trillion yen shares during the previous MTBP period, with the total shareholder return exceeding 2.2 trillion yen. We will continue to strive for improvement in shareholder value through sustainable improvement of ROE with disciplined capital management and the earnings per share.	📖 CFO Message Pages 18-21
Expand & Refine Growth Strategies	Pages 9-10	Based on the discussion on the areas of our competitiveness to achieve growth, seven focus strategies were formulated. We will generate growth in Japan and capture the upside of growth overseas, starting with Asia – while being socially relevant by promoting solutions to issues confronting the global community.	📄 Expand & Refine Growth Strategies Pages 36-45
Drive social & environmental progress	Pages 10-11	In developing this pillar. we identified ten priority issues under the subheads "Sustainable Society," "Vibrant Society," and "Resilient Society," and we set specific KPIs for priority themes. We will work with our customers to contribute to solution of social issues and pursue improvement of economic and social values.	📄 Drive Social & Environmental Progress Pages 46-54
Accelerate Transformation & Innovation	Pages 11-12	Cultural reform is the core of corporate transformation. A new mindset for welcoming challenges is taking root, but much remains to be done. We will focus on agility and review procedures and processes without exceptions. In addition, we will implement management with focus on human capital, including support for autonomous career development and promotion of DEI.	📄 Accelerate Transformation & Innovation Pages 55-61 📄 Experienced Hire Round Table Pages 62-64

Regarding the Administrative Action by the Financial Services Agency

Summary of the Administrative Action by the FSA

On June 24, 2024, the Financial Services Agency ("FSA") announced that it has issued business improvement orders to MUFG Bank and Mitsubishi UFJ Morgan Stanley Securities (MUMSS) under Article 51, paragraph 2 and Article 51 of the Financial Instruments and Exchange Act, and orders to submit reports to Mitsubishi UFJ Financial Group (MUFG) and MUFG Bank under Article 52, paragraph 31-1 and Article 24, paragraph 1, of the Banking Act.

	Reasons for the Administrative Action
MUFG Bank	• Inappropriate sharing, etc., of customer information between MUFG Bank and MUMSS • Prohibition on securities–related business at a registered financial institution
Mitsubishi UFJ Morgan Stanley Securities	• Inappropriate sharing, etc., of customer information between MUFG Bank and MUMSS • A situation where financial product transaction contracts are inappropriately concluded after overlooking the prohibition of–or encouraging–securities-related business at registered financial institutions

On July 19, 2024, MUFG, MUFG Bank, and MUMSS submitted reports, including business improvement plans, to the FSA in accordance with the business improvement orders and orders to submit reports.

MUFG's Recognition and Measures for Preventing Recurrence[1]

MUFG has been promoting collaboration among Group companies to meet diverse customer needs leveraging on the Group's collective strengths. However, we recognize that our management systems were insufficient for the reality of banking-securities collaborative business and are deeply aware that this situation was a catalyst for these incidents.

Based on the analysis of the background causes of these incidents, improvement measures have been developed to prevent recurrence. Specifically, we will strengthen internal control systems, including management systems, legal and compliance systems related to banking-securities collaboration, etc., and customer information management systems, centering on the five improvement measures and the parent company's improvement measures.

Improvement Measures [the Pillars of the Five Improvement Measures and the Parent Company's Improvement Measures]	
Thorough review of procedures and rules based on specific cases	Strengthening the monitoring system by the Sales and Risk Management Divisions
Strengthening more practical training	Strengthening the management systems
Review performance evaluation and reinforce the purpose of Group-based profitability	Parent company's improvement measures



Hironori Kamezawa
President & Group CEO of Mitsubishi UFJ Financial Group

Junichi Hanzawa
President & CEO of MUFG Bank

Makoto Kobayashi
President & Global CEO of Mitsubishi UFJ Securities Holdings
President & CEO of Mitsubishi UFJ Morgan Stanley Securities

We sincerely apologize for the inconvenience and concern caused to our customers and stakeholders.

MUFG aimed to meet diverse customer needs and realize customer-centric sales activities leveraging the Group's strengths. We recognize insufficient compliance awareness with the laws and regulations based on a correct understanding and insufficient monitoring systems regarding collaboration among Group companies, which led to administrative action.

We are taking this situation very seriously and strive to regain trust by implementing our business improvement plan for effective preventative measures against recurrence and realizing customer-centric sales activities.



Hirofumi Nomoto
Outside Director
(Lead Independent Outside Director)

Koichi Tsuji
Outside Director
(Chairperson, Audit Committee)

We are taking the administrative action very seriously. MUFG, MUFG Bank, and MUMSS need to reaffirm its strong awareness of customer-centric business principles and steadily implement its business improvement plan by promoting compliance with laws and regulations in collaboration among Group companies and strengthening its monitoring system. The Board of Directors and the Audit Committee will closely monitor and oversee whether recurrence prevention measures have been established.

*1 Please refer to the link for more details   https://www.mufg.jp/dam/pressrelease/2024/pdf/news-20240719-001_en.pdf

Management Message

Message From the CFO



Committed to Pursuing Sustainable Improvement of ROE and shareholder value through Stable Profit Growth and investment for growth

Jun Togawa

Senior Managing
Corporate Executive Group CFO

Review of Operating Results

FY2023 Results

In fiscal 2023, economic activities continued to normalize after COVID-19 was downgraded to Class 5 infectious disease status. However, uncertainties—from worsening geopolitical risks to continued high interest rates in Europe and the United States, ongoing yen depreciation, the lifting of the negative interest rate by the Bank of Japan, and the Nikkei Stock Average exceeding 40,000 yen for the first time—drastically reshaped our business environment.

Against this backdrop, gross profits rose substantially year on year despite the significant impact of the decrease in net interest income from the sale of MUFG Union Bank ("MUB"), supported by enhanced profitability management and U.S. Interest rate hikes that had a positive effect on foreign interest income of loans and deposits. In addition, net fees and commissions were up, largely driven by increases in fees related to foreign loans and the expansion of AM/IS and wealth management businesses. Moreover, G&A expenses decreased from the previous fiscal year with the disciplined cost control and sale of MUB, and consolidated net operating profits—an indicator of the earnings power of our core business—increased by approximately ¥250.0 billion to a record ¥1,843.7 billion.

Among items under net operating profits, total credit costs saw an increase due to an increase in the allowance for overseas credit losses, but ordinary profits increased significantly by approximately ¥1,100.0 billion to ¥2,127.9 billion due to the impact of the change of the equity method accounting date for Morgan Stanley[1] and the absence of valuation losses on loans and securities held by MUB. With the additional impact of the absence of extraordinary cost for the structural reform in FY2022, the profits attributable to owners of the parent was ¥1,490.7 billion, marking the highest profits in MUFG history.

As a result, FY2023 results exceeded the ¥1,300.0 billion target for profits attributable to the owners of the parent due to the steady growth of net operating profits—an indicator of the earnings capacity of our core business.

*1 In FY2023, the closing date of Morgan Stanley's financial results when applying the equity method of accounting was changed from Dec 31, 2023, to Mar 31, 2024. As a result of this change, MS's financial results for the 15-month period, including results for the quarter ended Mar 31, 2023, have been reflected in equity in earnings of equity method investees.

Consolidated Income Statement Summary

MUFG (consolidated) (Billions of yen)	FY2022	FY2023		
	Results	Results	Change	After adjustment of MUB*1
1 Gross profits*2	4,503.0	4,732.5	229.5	—
2 G&A expenses*2	2,908.7	2,888.7	–19.9	—
3 Net operating profits	1,594.2	1,843.7	249.4	—
4 Total credit costs	–674.8	–497.9	176.9	–217.0
5 Ordinary profits	1,020.7	2,127.9	1,107.2	372.1
6 Profits attributable to owners of parent	1,116.4	1,490.7	374.2	—

*1 Adjusted the valuation losses on assets held by MUB, which was reversed as extraordinary gains. Total credit costs: ¥393.9 billion, ordinary profits: ¥735.0 billion
*2 Impact of the sale of MUB is approx. -¥380.0 billion on gross profits and -¥260.0 billion on expenses

Management Message

Message From the CFO

Review of Operating Results

Previous MTBP (FY2021–FY2023)

Our foremost commitment under the previous Medium-Term Business Plan ("MTBP"), which started in FY2021, was improving ROE; FY2023 result was 8.5%, exceeding the 7.5% target. (8.1% excluding the impact of change of the equity method accounting date for Morgan Stanley[1])

We positioned profits, expenses, and RWAs[2] as the three key drivers that will enable us to achieve this goal. For profits, the numerator of the ROE calculation, we exceeded the targets for net operating profits and profits attributable to owners of the parent as a result of the structural reform and enhancing profitability. We captured the opportunities presented by the rise in interest rates overseas while improving the domestic lending rate under the negative interest rate policy. As a result, net interest income increased for loans and deposits, and commission fees increased in Japan and abroad.

Expenses also met the target of "a level below FY2020," excluding the impact of foreign exchange. The expense ratio improved to 61.0% (68.7% in FY2020) with the promotion of structural reform, including the sale of MUB and the reduction of base expenses through disciplined cost control while allocating expenses for business growth.

We also achieved the target of "a level at the end of March 2021," excluding the impact of foreign exchange for RWA, which is related to capital and is the denominator for ROE, through resource management considering the risk-adjusted return.

We believe our earning power increased, and the business model became substantially more resilient during the previous MTBP period.

*2 Risk-Weighted Asset. The total monetary amount of risk volume calculated by reflecting the degree of risks associated with each asset held by MUFG.

Overview of the new MTBP

New MTBP Financial Targets—Toward the Improvement of ROE

We remain committed to improving the ROE in the new MTBP. Profits, expenses, and RWAs will continue to be positioned as the three key drivers for achieving around 9% ROE by FY2026. In terms of profits, we will aim at over ¥2.1 trillion in net operating profits and over ¥1.6 trillion in profits attributable to owners of the parent through the implementation of the seven growth strategies and optimizing the balance sheet. For cost control, we will reinforce discipline control both in terms of ratio and amount to reduce the expense ratio to around 60% by FY2026 while investing the necessary resources for growth and strengthening infrastructure. For RWA, we will promote the reduction of unprofitable assets (-¥5 trillion) while increasing profitable assets (+¥12 trillion). We are confident that we will be able to achieve a higher ROE through these initiatives.

Improving balance sheet profitability and the seven growth strategies

The plan for net operating profit in FY2026, the final year of the MTBP, is to achieve ¥2.1 trillion, which is about 30% increase from the FY2023 result of ¥1.6 trillion. We expect seven strategies under one of the pillars of the MTBP, "Expand and Refine Growth Strategies," to contribute about ¥340 billion toward the goal.

For example, in the Asia business, which will drive the group-wide consolidated ROE, we are aiming at about ¥130.0 billion increase in net operating profit from FY2023 (before internal adjustments). We will capitalize on the growth of Asia, capturing the growth of partner banks[1] and digital finance businesses that we invested in during the previous MTBP and leveraging synergies between them.

*1 Partner banks (PB): MUFG has positioned Asia as our second "home market" and has been proactively pushing ahead with investment with the aim of capturing opportunities arising from the region's burgeoning economic growth. We have invested in four commercial banks, Krungsri (Bank of Ayudhya, Thailand), Bank Danamon (Indonesia), VietinBank (Vietnam), and Security Bank (Philippines), helping each PB enhance its corporate value and providing high value-added services through collaboration to utilize the customer base and functions of PB effectively.

New MTBP Financial Targets

	FY2023 result	FY2026 target	Medium- to-long-term targets
ROE	8.5% (8.1%[1])	**Around 9%**	**9%–10%**
CET1 ratio[2] (finalized and fully implemented Basel III basis)	10.1%	**9.5%–10.5%**	

*1 Excluding the impact of the change of the equity method accounting date for Morgan Stanley
*2 Equity Tier 1 ratio. Estimated based on the regulation to be applicable from March 31, 2029. Excluding net unrealized gains on AFS Securities

Breakdown of ROE Improving Factors (Logic Tree)



RWAs / Shareholders' equity ≒ Reciprocal of CET1 capital ratio

*1 Return on risk-weighted assets (an indicator suggesting capital profitability)

Management Message

Message From the CFO

We will also implement other strategies including strengthening of domestic retail customer base and corporate x WM businesses, integrated GCIB-GM business model, enhancing cross-selling, expanding AM/IS businesses to contribute to making Japan a leading asset management center, and challenging to build a new business portfolio. Through these efforts, we will empower progress while achieving revenue growth.

In addition, stable profit growth is essential for optimizing the balance sheet in light of the change in the business environment to achieve the MTBP financial targets. With the largest balance sheet among private sector banks in Japan, MUFG is positioned to make the most of the normalized interest environment, and the strategy for further improving profitability will become increasingly important.

In lending, we will continue profitability-focused management by replacing low-profitability assets with highly profitable ones. At the same time, we will enhance risk-taking capability through event financing, such as LBO[2], real estate-related areas, and green transformation, which will contribute to improving the ROE.

We will also focus on securing deposits by expanding services that meet the customers' needs and enhancing transaction banking products.

*2 Leveraged Buyout: A method of financing acquisitions secured by the target's cash flow and assets.

Medium- to long-term growth also requires corporate transformation and investment in the corporate infrastructure.

The development of corporate infrastructure will be promoted as part of one of the pillars of the MTBP, "Accelerate Transformation & Innovation." This will include the enhancement of human resources that support systems development and measures to strengthen AI and data infrastructure across the company by the newly established Digital Strategy Division. We will increase the systems investment from the previous MTBP to ¥800 billion, with over 30% to be allocated to strategic and corporate infrastructure projects. We will also enhance human capital investment.

Investment in corporate infrastructure and future growth must be achieved together with stable profit growth, including through optimizing the balance sheet. We aim to achieve the MTBP and medium- to long-term financial targets by creating a virtuous cycle of profit growth and strategic investment.

The result of the implementation of measures under the MTBP is shown in the below diagram of capital allocation and ROE by the Business Group. For the previous MTBP, issues remained regarding the level of ROE for some Business Groups. The new MTBP reallocates capital, with the ROE for customer segment Business Groups excluding Retail & Digital Business Group to contribute to the achievement of consolidated ROE target. The Retail & Digital Business Group is in charge of retail customers (excluding WM). Its ROE will be relatively low during the MTBP due to the initial digital and infrastructure investment. However, it is an important Business Group that supports MUFG's balance sheet, and we will steadily promote transformation and improve capital efficiency.

The plan of net operating profits[1]



*1 Managerial accounting basis. Local currency basis

Capital allocation[1] and ROE[2] by Business Group (New MTBP basis, FY2023–FY2026)



*1 Estimated RWA on the finalized and fully implemented Basel III basis to be applicable from March 31, 2029 (R&D, CWM, JCIB, GCIB, GCB) or economic capital (AM/IS and Global Markets)
*2 Managerial accounting basis (Net profits basis.)

Management Message

Message From the CFO

Growth potential driven by rises in interest rates

The above-stated plan for increasing net operating profits assumes the policy rate in Japan will remain at 0.1%, the U.S. FF rate will decrease to around 3%, and the USD exchange rate will be in the upper ¥120 yen range in FY2026, the final year of the MTBP. The plan demonstrates how much growth MUFG can achieve through the strategies without depending on the favorable environment, despite the downward pressure on revenue created by the depreciation of the yen.

On the other hand, an increase in the JPY interest rate is expected during the MTBP. The following estimates indicate a positive net operating profit impact calculated based on certain assumptions. It assumes a gradual positive impact with the rise in JPY Interest rates, and we will aim at further profit growth by leveraging the strength of our balance sheet, which is the largest among Japanese private sector banks.

Annual impact from rises in JPY interest rates[*1*2]

(¥bn)


+85
+120
+150
Year 1
Year 2
Year 3

*1 Estimates assuming financial indicators stated on the Financial Highlights announced on May 15, 2024, with +0.15% parallel shift of policy and market rates from April 2024 (immediate and sustained). The tracking rate for liquid deposits is assumed to be the same level as when the Bank of Japan revised the policy rate in March 2024.
*2 Assuming that the balance sheet as of the end of March 2024 does not change from the right diagram.

JPY balance sheet (as of the end of Mar. 2024)

(¥tn)


<Short term> Increase in profit linked to rises in JPY interest rates <Mid- to-long-term> Increase in re-lending yields
<Short term> Increase in profit linked to rises in JPY interest rates <Mid- to-long-term> Expansion of unrealized losses, while increase in reinvestment yields
Loans 65
Investment securities 50 *2of held-to-maturity securities 17
BOJ Current Account balances
Others
Deposits 169
Market funding, etc. 35
Others
Mostly liquid deposits, curb the increase in deposit rates

FY2024 target

Despite the uncertainty about the geopolitical situation, the global economy will start to expand again at a moderate rate after a phase of further deceleration triggered by the cumulative effects of monetary tightening in FY2024, the first year of the MTBP. A gradual recovery is expected for the Japanese economy with the normalization of the interest rate trend. Although significant change in the economy and markets can be expected, we set the target for profits attributable to owners of parent at record high ¥1,500.0 billion. We aim to achieve the MTBP target of "around 9% ROE" early and promote steady profitability improvement. There is downward pressure on net operating profits due to the impact of the appreciation of the yen from the end of the previous fiscal year. However, the plan expects about ¥90.0 billion profit increase from the ¥1,406.6 billion profits attributable to owners of the parent in FY2023 (excluding the impact of change of the equity method accounting date for Morgan Stanley) due to the accumulation of net operating profits for the customer segments and increased capital gains through treasury operation.

FY2024 target[*1]

	Consolidated (¥bn)	FY2023 Results	FY2024 Target	YoY
1	**Net operating profits** before credit costs for trust accounts and provision for general allowance for credit losses	1,843.7	**1,950.0**	106.3
2	**Total credit costs**	-497.9	**-400.0**	97.9
3	**Ordinary profits**	2,127.9	**2,150.0**	128.2[*2]
4	**Net profits**	1,490.7	**1,500.0**	93.4[*2]

*1 Assuming the Japanese policy rate at 0.1% and the USD exchange rate around ¥140
*2 Excluding the impact of change of the equity method accounting date of MS (Ordinary profits: ¥106.1 billion, Net profits: ¥84.1 billion)

Capital Management

Basic Policy

We consider capital management to remain a matter of importance in terms of achieving the ROE target under the new MTBP.

MUFG has been focused on capital management that achieves an appropriate balance among the "capital triangle" objectives, as illustrated below. Upholding this basic policy, we will endeavor to maintain creditability and reliability, which are the indispensable traits of a financial institution and largely dependent on its financial soundness. Accordingly, we will strive to improve our corporate value by steadfastly maintaining our financial soundness while further enhancing shareholder returns as well as undertaking investment in growth fields to raise profitability.

Capital Triangle


❶ Further enhancing shareholder returns
MUFG's Corporate Value
❷ Maintain solid equity capital
❸ Strategic investments for sustainable growth

*1 Estimated values based on the finalized and fully implemented Basel III basis applicable as of the end o March 2029. Excludes net unrealized gains on available-for-sale securities


❶ Further enhancing shareholder returns
Consider
• Performance progress / forecast and capital situation
• Strategic investment opportunities
• Market environment including share price
Progre-ssive dividends
• Maintain dividend payout ratio at around 40%
Flexible share re-purchase
Share cancella-tion
• Holding a maximum of approx. 5% of the total number of issued shares
❷ Maintain solid equity capital
• Expand the target range of CET1*1 ratio to 9.5%-10.5% to improve transparency of capital management.
❸ Strategic investments for sustainable growth
Organic investments
• Continue to replace low-profitability assets with highly profitable assets
• Allocate to areas with high profitability expectations strategically
Inorganic Investments
• Continue to focus on areas such as Asia, Digital, and Global AM/IS
• Consider investments in new business areas

Management Message

Message From the CFO

Maintain solid equity capital

We have set a target range for the CET1 capital ratio (CET1 ratio), which indicates financial soundness, at 9.5% to 10.5% (finalized Basel III reforms basis, excluding net unrealized gains of available-for-sale securities). This target range was determined by considering such factors as the results of the multifaceted verification of the necessary stress buffer and the level of capital required of a financial institution deserving of the "A" rating granted by external rating agencies. Based on a CET1 ratio stipulated by minimum regulatory requirements applied to MUFG (8.5%, excluding the countercyclical capital buffer as a variable element), the bottom line of 9.5% was defined by adding a 1.0% buffer. The target range was set with a breadth of 1.0%, resulting in the upper limit of 10.5%.

For the new MTBP, we have raised the upper limit of the CET1 target range by 0.5% from 10.0%. This aims to improve the transparency of capital management by reflecting the increased volatility in the macro economy, including the market environment.

Target Range for Capital Management


(As of March 31, 2024)
10.5%
10.1%
9.5%
Target range
CET1 ratio*1
• Maintain: Progressive dividends
• Implement: Additional shareholder returns
Strategic investments for sustainable growth
• Maintain: Progressive dividends
• Consider: Additional shareholder returns
Strategic investments for sustainable growth
Accumulate capital within the target range
• Consider: Stable dividends in line with the level of profits
• Implement: Accumulate capital to improve CET1 capital ratio to the target range

*1 Estimated on the finalized and implemented Basel III basis. Excluding net unrealized gains on available-for-sale securities

Strategic investments for sustainable growth

As discussed earlier, we consider undertaking strategic investments aimed at raising profitability essential to securing sustainable growth and improving corporate value.

Under the previous MTBP, our key focus was on digital-related, Asia, and Global AM/IS. We invested in Home Credit (Indonesia and Philippines), Akulaku (Indonesia), and DMI Finance (India) as part of a multilateral endeavor to seize opportunities arising from the growth opportunities in Asia and the growing need for digital financing by unbanked individuals. We also formulated new funds focused on investing in startups in India and Indonesia and increased Mars Growth Capital's fund value to expand the scope of our investment in and financing for startups.

Moreover, in the field of Global AM/IS, we acquired AlbaCore Capital (Australia), which boasts strength in private debt, a type of financing with strong growth potential. In May 2024, we also completed a transaction announced in December 2023, the acquisition of Link Administration Holdings Ltd. (Australia)*1, which has strength in pension administration and management, etc. In Japan, we completed an investment in WealthNavi, the No.1 robo-advisor in the country.

We made over ¥700 billion in strategic investments during the previous MTBP*2. They include diverse investments ranging from projects that are not expected to make a profit contribution in the short term but should grow significantly over the medium- to long-term to projects with stable but gradual profit growth with high capital efficiency. Together, they will contribute to the diversification of future growth and revenue. We expect that the combined effect of these strategic investments and fund investments will eventually be translated into around 10% improvement in consolidated ROE in the medium- to long-term.

For the new MTBP, "new business" has been added to the key focus in addition to the three areas above. We will consider strategic investments that can achieve the medium- to long-term target ROE of "9% to 10%" with discipline and build an appropriate portfolio toward sustainable growth and improvement of corporate value.

*1 Current MUFG Pension & Market Services Holdings Limited (company name changed in 2024)
*2 Includes investments to be executed from April 2024 (plan)

Further enhancing shareholder returns

In line with our Basic Policies for Shareholder Returns, MUFG strives to enhance the content of shareholder returns, with cash dividends defined as the primary means to this end, while giving due consideration to achieving an optimal balance between shareholder returns, capital soundness, and growth investment. MUFG aims for stable and sustainable increases in dividends per share through profit growth and maintains the dividend payout ratio at around 40%. At the same time, we take a flexible stance toward executing share repurchases that take into account performance progress / forecast and capital situation, strategic investment opportunities, and the market environment, including share prices, as share repurchases constitute a shareholder return measure contributing to improvement in capital efficiency. Lastly, MUFG will cancel treasury shares in excess of approximately 5% of the total shares outstanding.

In line with the above policy, we increased the full-year dividend for fiscal 2023 by ¥9 per share year on year to ¥41 per share. In addition, we made share repurchases amounting to ¥400.0 billion annually. As shown in the diagram on the next page, over the course of the three years of the MTBP, we have allocated approximately ¥2.25 trillion to shareholder returns, which comprised cash dividends and share repurchases, from cumulative profits attributable to owners of parent totaling around ¥3.7 trillion and additional capital created by the sale of MUB.

As for our dividend forecasts for fiscal 2024, we intend to pay a full-year dividend of ¥50 per share, up ¥9 per share year on year. The dividend payout ratio is about 40%, excluding the positive impact of the change of the consolidated closing period for the Bank of Ayudhya. We will continue to aim for a stable and sustained increase in dividends per share through steady earnings growth and maintaining an approximately 40% dividend payout ratio.

Management Message

Message From the CFO

On share repurchase, with the CET1 ratio near the median of the target range, MUFG has made the initial decision for the fiscal year to repurchase up to ¥100 billion shares in pursuit of an optimal balance between equity capital accumulation and strategic investment for growth and to demonstrate continued disciplined capital management during the new MTBP.

We continue to believe that share repurchases will be an important option for achieving the ROE target and improving the earnings per share. MUFG will maintain a flexible stance toward executing share repurchases that considers performance progress / forecast and capital situation, strategic investment opportunities, and the market environment, including share prices.

Result of Capital Allocation (FY2021–FY2023)


Additional capital created by the sale of MUB
Net profits: Approx. ¥3.7 tn
❶ Share repurchase: Approx. ¥1.0 tn
❷ Dividends: Approx. ¥1.2 tn
❸ Strategic investment
❹ Profit accumulation
❺ Morgan Stanley double-gearing Terminated in FY2022: Approx. ¥0.6 tn
Accumulation
Allocation

❶ Implementing share repurchase of ¥150 billion in FY2021, ¥450 billion in FY2022, ¥400 billion in FY2023
❷ FY2021 DPS up by + ¥3, FY2022 + ¥4, FY2023 + ¥9
❸ Capital utilization towards earnings growth mainly in Asia × digital
❹ Accumulating profits according to the outlook for the external environment
❺ Impact of capital deductions due to the cancellation of special provisions for investment in MS (ending in FY2022)

Breakdown of net profits during new MTBP (concept)


Profits attributable to owners of parent
❶ Share repurchase
Based on the disciplined capital management and contribute to sustainable ROE improvement
❷ Dividend
Aim for stable and sustainable increase by profit growth and maintain dividend payout ratio at around 40%
❸ Investment for growth: Inorganic
Utilize capital for business expansion and improving profitability
❹ Investment for growth: Organic
Accept to build up RWA to a certain level for increasing highly profitable assets
Accumulation
Allocation

Results and Forecasts of Dividends per Common Stock and Earnings per Share (EPS)


Dividends per common stock
Dividend payout ratio
EPS (yen)
25.5%
32.9%
61.0%*1
41.3%
31.7%
35.3%
32.9% (34.9%)*2
39.1% (39.6%)*3
74.55
66.91
40.95
60.49
88.44
90.72
124.64
¥19
¥22
¥25
¥25
¥28
¥32
¥41
¥50
Year-end 25
Interim 25
2017
2018
2019
2020
2021
2022
2023
2024

*1 Dividend payout ratio amounts to 37% when the impact of the one-time amortization of goodwill is excluded
*2 Excluding the impact of the change of the equity method accounting date for Morgan Stanley on FY2023 results
*3 Excluding the FY2024 estimated impact of the change of the consolidated closing period for Krungsri

Enhancement of Shareholder Value

For MUFG, enhancing shareholder value is an important management issue.

Looking at the recent trend in Total Shareholder Return (TSR*1), MUFG's TSR over the past 10 years has been lagging considerably behind that of some global competitors. Although our three-year results for the previous MTBP have shown an upward trend, we believe that this is largely attributable to growing market expectations regarding MUFG's future growth in light of the results of key strategies under the previous MTBP, including those that led to a doubling of EPS over past three years due to profit growth and disciplined capital management. Accordingly, we are acutely aware of the importance of steadily meeting such expectations.

Price Book-value Ratio (PBR) has improved from the 0.4X range and has been trending close to 1.0X since the start of 2024, but still remains under 1X. We believe this is attributable to our ROE falling short of the Cost of Capital. Looking at global banks and the relationship between their PBRs and ROEs, as shown in the diagram below, some U.S. banks whose TSR has remained high over the past decade are appreciated by the market for their robust PBR, which results from ongoing improvement in ROE. This strong PBR, in turn, helps raise the stock prices of these banks and enables them to achieve a constantly high TSR. (Next page: Global Comparisons of TSR)

*1 Total Shareholder Return

Relationships between PBR and ROE


MUFG
Europe
U.S.
(PBR)
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
Initiatives to Enhance Shareholder Value
Morgan Stanley
JP Morgan
Goldman Sachs
Wells Fargo
End of Mar 2024
Bank of America
HSBC
BNP Paribas
Santander
Citigroup
Barclays
4%
6%
8%
10%
12%
14%
16%
18%
(ROE)

Our recognition of issues
- Currently stagnant PBR is attributable to our ROE falling short of the cost of capital
- Aim to enhance ROE through strategies for growth, structural reforms and capital management

$$PBR = 1 + \frac{\text{Equity spread (ROE − Cost of Capital)}^{*1}}{\text{Cost of Capital − Growth rate}}$$

*1 Based on the Gordon Growth Model

Source: Bloomberg (as of December 31, 2023)

Management Message

Message From the CFO

Initiatives to Enhance Shareholder Value

As mentioned earlier, MUFG has positioned ROE at the core of business management based on a recognition that improving ROE is essential to enhancing shareholder value.

We are striving to improve ROE by executing key strategies (Expand & Refine Growth Strategies) as well as practicing proper cost and RWA control and capital management. Details pertaining to these endeavors are provided in the Breakdown of ROE Improving Factors featured on page 15. To achieve a higher stock price with PBR of 1 time, which represents the bare minimum level, or higher, we must stably achieve the MTBP target ROE of around 9%, and aim for 10%, which is within our target range for the medium- to long-term. We also believe that, to improve ROE, it is important to practice disciplined capital management even as we strive for steady and ongoing growth in profit. We expect that achieving robust operating results backed by steady profit growth could positively impact MUFG's stock prices via an increase in PER.

In addition, we deem it important to allocate surplus in a well-balanced manner to both strategic investment, which will be the source of growth in ten years, and shareholder returns. This must be done in a way that maintains disciplined capital management. The new MTBP added the TSR perspective for the compensation system. We will continue to strive for improvement in shareholder value through sustainable improvement of ROE with disciplined capital management and earnings growth.

Global Comparisons of Total Shareholder Return (TSR)

(Closing price as of March 31, 2013 = 100)



Source: Bloomberg

Reduction of equity holdings

In line with our basic policy of reducing strategic equity holdings, we divested such holdings by an amount equivalent to ¥870.0 billion (on an acquisition-cost basis) over the six years from fiscal 2015 to fiscal 2020. During the previous MTBP, our divestment target for the three years was raised from ¥300.0 billion to ¥500.0 billion, and we exceeded the target by executing a divestment of ¥539.0 billion.

Equity holdings divestment is essential from the perspective of maintaining robust RWA control as it frees up capital resources. It also helps reduce financial risk arising from share price fluctuations. Therefore, MUFG's stock prices may well be positively affected by the divestment of equity holdings, resulting in reductions in volatility and the cost of capital.

Considering the above, we will further reduce our holdings during the new MTBP. The initial reduction target under the new MTBP will be ¥350.0 billion, with aims to reduce strategic equity holdings[1] to less than 20% of consolidated net assets[2] during the new MTBP.

Discussion on reviewing cross-shareholdings is an important theme for Japanese corporations involving the restructuring of shareholders. As the environment changes drastically, we aim to further divest equity holdings while engaging in dialogue with our corporate clients to secure their understanding.

*1 Market value basis. Including the balance of "Deemed holdings"   *2 Net assets at the end of March 2024

Dialogue with Shareholders and Other Stakeholders

As we aim to help our stakeholders gain a good overview of MUFG's strategic endeavors employing its unique and extensive business portfolio, we believe that providing them with accurate and timely explanations of our operations is a matter of importance. Furthermore, the provision of sufficient information to stakeholders will lead to the elimination of informational asymmetry between MUFG and investors and could possibly result in reductions in the cost of capital. Accordingly, we are striving to enhance the content of information disclosure, including non-financial information. My "MUFG Way" is "to grow the company and myself to empower all stakeholders."

Dialogue with our stakeholders, including shareholders, investors, and rating agency representatives, often provides valuable opportunities and insights. Going forward, we will focus on maintaining such dialogue, stepping up investor relations (IR) and shareholder relations (SR) engagement with those charged with exercising voting rights. Stakeholder opinions are shared among Board members and given due consideration in the course of business operations and capital management. We always welcome frank opinions about MUFG.

I will listen to everyone's opinions and make MUFG and myself grow.
We ask for your continuous support in this endeavor.

MUFG's Corporate Value

CONTENTS

MUFG KOGEI Project 1

Tiles at the MUFG Bank Nagoya Building 1F ATM Corner
Combination of Tokoname ceramic tile and glass tile depicts the light filtering into the interior of the building

▶ Click for details about the MUFG KOGEI Project.

MUFG KOGEI PROJECT

MUFG's Corporate Value

Medium- to Long-Term Vision

The ideal state is for MUFG to embody our purpose, and it should be consistent across the mid- to long-term.

MUFG group companies also have the unique ability to build meaningful bridges connecting our diverse stakeholder communities. With these abilities, MUFG intends to play a cohesive societal role by bringing various stakeholder communities together through financial empowerment.

This concept is central to embodying our purpose through our new MTBP.

Committed to empowering a brighter future.

Become a force for connecting the world


MUFG
Business partners
Future generations
Customers
MUFG Colleagues
Communities and society
Shareholders / Investors

Business partners
- Support more customers through our business

Future generations
- Realize a sustainable society
- Asset and business succession

Customers
- Meet our customers' needs and help them attain a prosperous life (retail customers)
- Resolve our customers' management challenges and help realize growth (corporate customers)

MUFG Colleagues
- Create a workplace where employees can thrive and grow
- Focus on holistic well-being of employees

Communities and society
- Efforts for regional revitalization
- Cultivate industries by supporting corporate clients

Shareholders / Investors
- Enhance corporate value and shareholder value through dialogue

Three-year period for capturing "growth."

FY2026 Target
Approx. 9% ROE

Medium- to- long-term target
9%-10% ROE

MUFG's Corporate Value

Value Creation Model



Financial / non-financial capital
Inputs

Financial capital
- Deposits ¥**224.0** trillion
- Net assets ¥**20.7** trillion

Human Capital
- Employees: approximately **140,000** (Overseas **63**%)*1

*1 Excluding part-time and temporary employees

Intellectual capital
MUFG's unique strengths
- The broadest product lineup among financial institutions

Social and relationship capital
- A robust customer base, Japan's largest of its kind (Approximately **34** million individual customers and **1** million corporate clients)
- (**431** bases in Japan and approximately **1,600** bases overseas)

Natural capital
- Total energy consumption volume **771,086** MWh (fiscal 2022)

Committed to empowering a brighter future.

Become a force for connecting the world

Business partners · Future generations · MUFG Colleagues · Shareholders / Investors · Communities and society · Customers

MUFG

Three-year period for capturing "growth."

FY2026 Target
Approx. 9% ROE

Medium- to- long-term target
9%-10% ROE

Value delivered to stakeholders
Outcomes

Results for fiscal 2023	Targets and visions
Financial capital	
• Profits attributable to owners of parent ¥**1.49** trillion	• ¥**1.6** trillion or more (fiscal 2026)
• ROE **8.5**%	• About **9.0**% (fiscal 2026)
• Common Equity Tier 1 capital ratio*1 **10.1**%	Target range **9.5**% to **10.5**%
Human Capital	
• Ratio of women in management in Japan **22.3**%	• **27**% (fiscal 2026)
• Engagement score **73**%*2	• A level improved from the current status (fiscal 2026)
Intellectual capital	
• Strengthen collaboration with external partners	• Evolving into a financial and digital platform operator
• Decision on investment of ¥**160** billion by AM/IS	
Social and relationship capital	
• Number of users of internet banking **10.2** million (fiscal 2023)	• Pursue the best mix of face-to-face and online customer services
• Number of branches (the Bank) **325** branches (fiscal 2023)	
• Over **450** online financial consultation booths*3 across Japan	
Natural capital	
• Financed portfolio Disclosure of interim targets for 2030 (respective targets for real estate, steel and shipping sectors)	• **Net zero** (fiscal 2050)
• Greenhouse gas (GHG) emissions from own operations Disclosure of interim targets for fiscal 2025 and 2026	• **Net zero** (fiscal 2030)
• Publication of MUFG Climate Report, MUFG Transition White Paper, and TNFD Report	

*2 Scores from Group Employee Survey
*3 Individual booths operated by telecube, inc. that can be used for online investment consultations provided by MUFG Bank

Improvement in corporate value and the enhancement of each capital category

MUFG's Corporate Value

Trajectory of MUFG's Corporate Value Enhancement

1656–

Hard-earned trust backed by a history spanning more than 360 years and a robust customer base

1656
- Konoike Exchange Bureau opened in Osaka (Precursor of Sanwa Bank founded in 1933)



Source: Konoike Limited Partnership Company

1880
- Mitsubishi Exchange House established by Yataro Iwasaki (Precursor of Mitsubishi Bank founded in 1919)
- Yokohama Specie Bank established (Precursor of The Bank of Tokyo founded in 1946)

 

Source:
The Mitsubishi Archives

Source:
Kanagawa Prefectural Museum of Cultural History

1927
- Mitsubishi Trust established
- Kawasaki Trust established

1941
- Tokai Bank established

1948
- Yachiyo Securities established

1959
- Toyo Trust and Banking established

2005–

MUFG inaugurated Strengthened investment banking operations

2005
- MUFG inaugurated Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities inaugurated



2006
- Bank of Tokyo-Mitsubishi UFJ (now MUFG Bank) inaugurated

2007
- Mitsubishi UFJ NICOS inaugurated

2008
- Strategic alliance with Morgan Stanley



- UnionBanCal Corporation became a wholly owned subsidiary of MUFG
- ACOM became a subsidiary of MUFG (JGAAP only)

2010
- Mitsubishi UFJ Morgan Stanley Securities, Morgan Stanley MUFG Securities inaugurated

2012–

Enhanced our presence in the ASEAN region

2013
- Conversion of Bank of Ayudhya (Krungsri), a major commercial bank in Thailand, into a subsidiary



- Capital and operational alliance with Vietnam Joint Stock Commercial Bank for Industry and Trade (VietinBank), a national bank in Vietnam

2015
- Moved to a "company with three committees" structure

2016
- Capital and business alliance with Security Bank Corporation in the Philippines

2019
- Conversion of Bank Danamon, Indonesia, into a subsidiary



- Conversion of Australia-based asset manager First Sentier Investors into a Subsidiary

2020
- Capital and business alliance with Grab Holdings Inc.

2021–

Started to take on the challenge of business model reforms

2021
- Established the MUFG Way (renamed from Corporate Vision)
- Launched the Digital Service Business Group, transitioning to a seven-business group structure
- Announced the MUFG Carbon Neutrality Declaration

2022
- Sold MUFG Union Bank
- Decided investment of approximately ¥200 billion in digital finance field in Asia

2023
- Alliance 2.0-Enhancement of strategic alliance with Morgan Stanley ↗



- Decided strategic investment in Global AM/IS area (AlbaCore, Link)

> **Continued efforts to enhance corporate value**

Trend in the profit balance between domestic and overseas



Domestic 83% | Overseas 17% — Fiscal 2006[*1]

Domestic 67% | Overseas 33% — Fiscal 2013[*1,*2]

Domestic 44% | Overseas 56% — Fiscal 2023[*1,*2]

*1 Managerial Accounting Basis. Exchange rates applied to each fiscal year may differ
*2 Including equity earnings of MS as an equity method investee

MUFG's Corporate Value

MUFG's consolidated strength for Creating Corporate Value

MUFG is a comprehensive financial group comprised of top-tier group companies in various fields, such as commercial banking, trust banking, investment banking, securities, asset management, consumer finance, and more.

Group companies with high expertise and knowledge work together to provide our customers with the best possible solutions.

Advantage of functionality brought by MUFG's consolidated strength

[High level of expertise and presence]
<Project finance>*1
 • Global: No.1 • US: No.1 for 14 years in a raw
<Project bond>
 • Global: No.1
<GCIB Americas and EMEA>
 • Sophisticated strategies under single leadership
<MS Alliance>
 • The only one strong partnership

[Various products and asset management capability / one-stop service]
<Top share in domestic>
 • Publicly offered equity investment trust balance*2: No.1
 • AuA*3: No.1
<Advantage in alternative AM such as Top share in domestic infrastructure and PD*4>
 • First Sentier Investors
 • AlbaCore Capital Group*5

*1 As of Dec 23 (source) PFI *2 excl. ETF *3 Assets under Administration in the Master Trust Bank of Japan *4 Private Debt *5 Subsidiary of FSI



Commercial banking

Bank of Ayudhya (Krungsri)

Bank Danamon Indonesia

VietinBank

MUFG Bank

Security Bank Corporation

Investment banking, Sales & Trading, Wealth management

au Kabucom Securities

Mitsubishi UFJ Morgan Stanley Securities

Mitsubishi UFJ Securities Holdings

Morgan Stanley MUFG Securities

Morgan Stanley*1   *1 Strategic Alliance

Mitsubishi UFJ Financial Group (MUFG)

ACOM

Mitsubishi UFJ NICOS

Credit card, Consumer finance

Mitsubishi UFJ Asset Management

Mitsubishi UFJ Trust and Banking

First Sentier Investors

MUFG Investor Services Holdings

Trust and banking, Asset management, Investor service

MUFG's Corporate Value

Business Portfolio Supporting MUFG Growth

MUFG's advantage lies in a unique business portfolio, which maximizes the comprehensive strength of our group. In Japan, our largest customer base and balance sheet will be the source of our future competitiveness and profitability. Our exposure in the APAC region is already the largest in the world. In addition to concentrating our resources in the wholesale business and continuing steady profit growth, through Morgan Stanley, we are also able to capture stable growth of the U.S. economy as a whole.

We will further evolve this portfolio over the next few years and grow in tandem with the global economy.



Japan

The largest domestic customer base and balance sheet against the background of breaking away from deflation and normalization of the interest rate trend

Retail
• **34 mn corporates**

Corporate
• **1 mn** accounts
• **Domestic main bank research No.1 for 11 years in a raw**[1]

(¥tn)
JPY deposit balance
¥169 tn[2]

MUFG · Domestic bank A · Domestic bank B

MUFG NOP + MS Equity in earnings of equity method investees[7]

44% · 29% · 22%

Mitsubishi UFJ Financial Group (MUFG)

US

Realize growth in the world's largest economic zones and capture stable size of the market through MS

Concentrate resources in the wholesale area and drive MUFG's growth
NOP in Americas grows steadily after the sale of MUB[5]

NOP in MUB — 100 · 163
20 21 22 23 26 (FY)

Capturing US economic growth through equity in earnings from MS
MS's balanced business portfolio[6]

ISG — IM&WM

Asia

Projected GDP growth in 2025[3] (%)

India 7 · ASEAN 5 · US 2 · EU 2 · Japan 1

Exposures in APAC region (excl. China and Hong Kong)[4]
(USD Bn)

MUFG · Foreign bank A · Foreign bank B

Capture growth from various perspectives through investments in ASEAN commercial banks and digital finance business

*1 (source) "Corporate main bank" investigation issued by Tokyo Shoko Research in 2023
*2 MUFG's balance is sum of the Bank and the Trust Bank. Other banks' figures are calculated based on disclosures of JPY or domestic deposit balances as at end of Mar 24
*3 (source) IMF "World Economic Outlook Database, April 2024"
*4 MUFG's figures include PBs. Calculated based on each bank's disclosures as at end of Mar 24.
*5 FY20 result=100
*6 Net profits before tax. ISG:Institutional Securities, IM: Investment Management, WM: Wealth management (source) MS 234Q Strategic Update 24
*7 as of FY23 excl. the impact of the change of closing date in the equity method of accounting for MS

MUFG's Corporate Value

Top Management Dialogue between MUFG and Morgan Stanley



Alliance 2.0

Sixteen years have passed since MUFG and Morgan Stanley initiated their strategic capital alliance in 2008. The top executives of both companies will discuss their journey so far and their outlook for the future.

Hironori Kamezawa
Mitsubishi UFJ Financial Group CEO

Edward (Ted) Pick
Morgan Stanley CEO

How do you see the partnership and the journey between Morgan Stanley and MUFG so far?

Pick: Our strategic alliance started in October 2008 during the global financial crisis, when MUFG invested $9 billion in Morgan Stanley. At that time, Morgan Stanley was in a difficult place, and the investment from MUFG helped us pull through. The alliance has been very beneficial to both of our firms, and our share price is now more than four times what it was at the time of investment. We are deeply appreciative of MUFG's investment decision; it's a reason Morgan Stanley stands stronger than ever today.

Kamezawa: I'd say our alliance is the most successful example of a strategic alliance between two global financial institutions. Through the partnership with Morgan Stanley, MUFG was able to fundamentally strengthen our offerings to clients globally in investment banking. We are also benefiting from the growth of the US economy. Morgan Stanley's contribution to MUFG's consolidated net income cumulates to over 2.5 trillion yen since 2013, more than 2.5 times our original investment. It

accounts for about 30% of MUFG's annual profit in recent years. We without a doubt have a powerful partner.

Pick: The relationship has evolved from the foundation built by people like Nagayasu-san[1], Hirano-san[2], and James Gorman, to now a much broader one, with day-to-day touchpoints across various areas and at multiple levels of seniority of each firm. This includes joint efforts on lending in connection with M&A deals through the Loan Marketing Joint Venture (LMJV) in the Americas, as well as achievements in Asia and Europe.

Kamezawa: In Japan, we established two joint venture entities MUMSS and MSMS in 2010. Thanks to Morgan Stanley's brand and expertise, MUMSS regularly ranks first or second in the Japanese Corporate M&A league tables. In global investment banking, we have realized several large-scale M&A deals exceeding 1 trillion yen, with MS serving as the advisor and both MUFG and MS providing the financing. I believe this represents a unique value of our alliance that cannot be replicated by other financial institutions. Also, in the wealth management space, we have and continue to leverage Morgan Stanley's top-tier global insights to build our advisory business and develop digital platforms, allowing us to enhance the services we offer to our clients.

[1] Katsunori Nagayasu: Bank President from 2008 to 2012, Holding Company President from 2010 to 2013.
[2] Nobuyuki Hirano: Bank President from 2012 to 2016, Holding Company President from 2013 to 2019.

What's the goal of 'Alliance 2.0'?

Kamezawa: Alliance 2.0 aims to deepen our existing collaboration and expand it into new areas for the next decade and beyond. In July 2023, as part of this initiative, we announced new collaborations in foreign exchange trading and Japanese equity sales and research for institutional investors. I'm pleased to say that both projects launched smoothly.

Pick: I feel the same way. In the foreign exchange trading business, our collaboration has allowed us both to enjoy the benefits of greater scale and offer better service to our clients.

Kamezawa: Collaboration in Japanese institutional equity

Top Management Dialogue between MUFG and Morgan Stanley

business including sales, research, and corporate access also raised the momentum for further collaboration between the joint venture entities in Japan. The combined operating net income of MUMSS and MSMS for the fiscal year 2023 came in second among all Japanese securities companies, just behind Nomura Securities. With further collaboration between the two entities, our aim is to be the top securities firm in Japan.

Pick: Alliance 2.0 expands upon an already historically successful partnership by establishing new areas of collaboration. We will continue to explore opportunities to expand going forward.

Since Mr. Pick took over as CEO, have there been any changes in Morgan Stanley's business strategy or top management relations with MUFG?

Pick: Morgan Stanley's business strategy remains largely unchanged. Our Institutional Securities, Wealth Management, and Investment Management businesses are all best in class. The synergies between the businesses are our strength, but also represent an immense opportunity. Building on the foundation that James laid, we strive to continue growing in all areas.

Kamezawa: Our executive teams have deepened communications through the Global Steering Committee (GSC), which meets face-to-face twice a year, alternating between Tokyo and New York. The relationship with Morgan Stanley has been deepened through these opportunities across different levels of management, and we look to further deepen this under Ted's leadership as CEO. I've known Ted for over 20 years now and while we have a close

relationship, it's about building and disseminating the same level of trust and relationship across all layers of the organizations. That will become the foundation for our expanding collaboration.

Pick: That is accurate. The dinners we have alongside the GSC always bring together a diverse group of people and is a great opportunity to connect. Morgan Stanley remains committed to our alliance with MUFG. The respect that James held for MUFG is something that I, along with all my colleagues at Morgan Stanley, share. We aim to expand upon the partnership built by our predecessors in a manner that will carry on for generations.

What are your prospects for the collaboration between the two organizations?

Pick: I visit Japan 3-4 times a year and absolutely love it here. I feel that there is more energy in Japan now compared to a few years ago. Having recently met with Prime Minister Kishida and Governor Ueda of the Bank of Japan, I sensed that with the end of negative interest rates, the Japanese economy is on the brink of a transformation it hasn't seen in decades. Together with MUFG, we want to be a force for growth in Japan.

Kamezawa: Hearing you say that is really encouraging. In Japan, corporate governance reforms pushed by the government and the Tokyo Stock Exchange have invigorated M&A activities. We would like to seize this opportunity to increase market share through the enhancement of MUMSS's investment banking capabilities. We would also like to continue our discussions related to the national asset management reinforcement plan.

Pick: A differentiated opportunity to expand Morgan Stanley's Wealth Management business outside the US lies right here in Japan, with MUFG. The shift from 'savings to investment' is accelerating, especially with the new NISA, but it's not just about brokering stocks. There's a growing demand for advisory in managing assets, and we'll continue to focus on opportunities to expand in Wealth Management in Japan, centered around our unique partnership.

Kamezawa: There is also a wide range of possibilities for

collaboration in areas such as Sales & Trading. We've also had great advancements in knowledge-related collaborations, such as in technology and support functions. We'll continue to explore various collaborations leveraging each other's strengths to seize future business opportunities.

Pick: Collaboration in global investment banking is a cornerstone of our alliance. As we anticipate a recovery in the US market, we look forward to continuing to build collaborative successes and are excited about further expanding our collaboration to capture the growth in Asia.

Kamezawa: The foundation of our long-standing partnership has always been 'trust'. Since the beginning of our alliance, MUFG has consistently sent secondees to Morgan Stanley, with the total number of dispatched employees reaching nearly 100. These employees, having gained on the ground experience at MS and absorbed top-level industry knowledge, have become a significant asset for MUFG. This spring, we held the 'Secondee Alumni Forum' for former secondees to Morgan Stanley, which was a great success. We believe that the relationships built through all levels, including the GSC, nurture the trust at all levels, and will serve as the foundation that supports our alliance in the future.

Pick: The sentiment is mutual. We remain committed to our alliance with MUFG and are eager to take the next step forward. Although the last few years were marked by uncertain markets globally, our partnership only grew stronger. Looking ahead, I am excited by what we will achieve in this new chapter with our most valued partner, MUFG.





Alliance 2.0-Enhancement of strategic alliance with Morgan Stanley ↗

MUFG's Corporate Value

Building MUFG's Economic Sphere in Asia

MUFG's business in Asia



Yasushi Itagaki
Global Commercial Banking
Business Group

I managed Bank Danamon for four and a half years until April 2023. This allowed me to experience the thrills and challenges of managing a local bank in Asia.

To reflect on the history of MUFG's business in Asia, it started with support for Japanese corporations expanding overseas as the Japanese economy recovered from WWII. It grew as we increased business with local and Western corporations, while the U.S. and European banks contracted business around the time of the Asian currency crisis and the collapse of Lehman Brothers. In 2013, we faced a significant turning point in our strategy. We debated how MUFG should contribute to the growth of Asia and concluded that the branch-based business platform was insufficient to support the domestic demand from retail and SME customers, which will be the main driver for the growth in the region. Thus, we decided to acquire or invest in superior local commercial banks. We invested in VietinBank and acquired the Bank of Ayudhya, followed by investment and acquisition of commercial banks in the Philippines and Indonesia, establishing a traditional financial platform comprising four banks.

Now, we are at another significant crossroads. Digital finance is growing rapidly in Asia, enabling the provision of services to people who don't have sufficient access to financial services. We will take the lead in investing in Asian digital finance services providers, capturing the growth of digital finance and contributing to driving social progress in Asia with financial inclusion by focusing on providing services to more customers through broader channels.

A decade has passed since our initial investment in Asia. Our partner banks have grown substantially, and the collaboration with MUFG is developing further. In the next decade, we will consolidate the conventional financing platform built around the four partner banks with a new digital financial platform to be built by investing in digital businesses to create an economic sphere for MUFG in Asia.

Building a conventional financial platform

Since investing in VietinBank (Vietnam) in 2013, MUFG has accelerated its investment in Asia and built a conventional financial platform in Asia comprising four partner banks.

The combination of functions provided by MUFG and the partner banks enabled the provision of comprehensive solutions, allowing us to meet the needs of customers that could not be covered by MUFG alone.

We have been deeply involved in the partner banks' management from business and governance perspectives, by sharing knowledge, exchanging personnel, and developing collaborations. Our focus on enhancing corporate value boosted the significant growth of each partner bank, and they now account for 14% of MUFG's net operating profits.

Building a digital financial platform

Recently, the need for digital financial services has grown rapidly in Asia against the backdrop of the proliferation of the internet and smartphones. To capture the growth of consumer finance in Asia, which is expected to further digitalize, and to capture the future leader in the field, MUFG has started strategic investment in digital finance services providers to build a foundation for the digital financial platform.

Under the new MTBP, we will pursue strategic investment opportunities for digital finance services providers under the "Asia x Digital" strategy. By focusing on supporting the growth of investees, we will capture the development of digital financial services in Asia that could not be fully captured through conventional financial services and contribute to financial inclusion in the region.

In addition, we will promote collaboration and knowledge sharing among the investee digital finance services providers, partner banks, and MUFG group companies, aiming to build MUFG's unique digital economic sphere, which will also include external partners.



MUFG's Corporate Value

Building MUFG's Economic Sphere in Asia

Collaboration between MUFG and partner banks

In our collaboration with partner banks, MUFG provided unique solutions and diverse services to resolve issues for our partner banks' customers and the region. We also promoted providing high-added-value services to our corporate customers by effectively utilizing our partner banks' customer base and functions. More recently, successful projects between partner banks have increased, further solidifying the collaboration framework among MUFG and partner banks.

Example of collaboration in Syndicated Loan

On July 16, 2024, MUFG executed a syndicated loan agreement with PT Mega Central Finance to support automotive lending in Indonesia. This was the first syndicated loan working together at the same time with our partner banks, Bank Danamon and Security Bank.

Motorcycles and automobiles are essential transport infrastructure for commuting in Indonesia. Auto loans play a vital role in helping low-middle income segment people own motorcycles and automobiles, and the project contributes to promoting financial inclusion in Indonesia.

The project is an example of a successful collaboration that combined MUFG's syndicate loan origination capabilities with the local business credit analysis expertise of the partner banks. We are also aiming to obtain Second Party Opinion to classify this loan as a social loan in the future. MUFG will continue to promote various collaboration projects, including in the sustainable finance area.





MUFG
Invitation
Danamon
SECURITY BANK
Arranger
Syndicated loan
Participation
MCF
Auto loan
(motorcycles / automobiles)
Retail customers

SIGNING CEREMONY OF
MEGA CENTRAL FINANCE
The scene of the signing ceremony

Promotion of "Asia x Digital" strategy

Under the "Asia x Digital" strategy, MUFG provides unique added value as a strategic investor in digital finance services providers. These include (1) collaboration with MUFG Group companies, (2) business opportunities with MUFG's corporate customers, (3) provision of MUFG's financial solutions, and (4) access to the MUFG's investee startup ecosystem, providing multifaceted support for investee's growth.

MUFG's unique ecosystem: MODE (MUFG Openly-connected Digital Ecosystem)

MUFG also focuses on accumulating consumer finance knowledge acquired through investment in digital finance services providers, knowledge sharing, and synergy creation among investees. This has led to the formulation of a unique ecosystem called MODE (MUFG Openly-connected Digital Ecosystem). To enhance value for the whole of the MUFG Group, we will further promote cooperation and collaboration among entities within the MUFG ecosystem, including investees, partner banks, and MUFG Group companies.

In November 2023, the inaugural "MUFG Fintech Festival (MFF)" was held in Singapore as the first MODE event. Over 100 participants from MUFG Group companies, including fintech investees, attended and engaged in active networking. We are accelerating our activities, such as by exhibiting at the Singapore Fintech Festival (SFF), one of the largest fintech events worldwide, to communicate MUFG's initiatives.



Providing added value to investees: Four accesses

A Access to MUFG Group companies
B Access to MUFG customer base
C Access to MUFG's financial solutions
D Access to the ecosystem formulated by MUFG and its investees





Top: Scene from MFF, bottom: Scene from SFF

MUFG's Corporate Value

Asia x Digital Platform[1] Supporting the MUFG Economic Sphere

We will capture the expanding financial needs of Asia and capitalize on the region's growth through investments in digital finance and other areas.



Digital finance investments

*1 As of the end of June 2024 *2 Name changed from Capital Nomura Securities *3 Customers without bank accounts *4 Buy Now Pay Later. Payment method in which the purchase price of a product is paid at a later date *5 Point of Sales loans. Installment loan offered when purchasing a product at a durable goods store, etc. *6 MUFJ Innovation Partners

Strategies to Improve Corporate Value

CONTENTS

MUFG KOGEI Project 2

MUFG Bank Nagoya Building 10F Hall ceiling
Japanese zelkova timber produced in Nagano Prefecture is used in a lattice pattern depicting Nagoya Yuzen textiles

▶ Click for details about the MUFG KOGEI Project.

MUFG KOGEI PROJECT

Strategies to Improve Corporate Value

Review of the Previous Medium-Term Business Plan (MTBP)



	FY2015–2017	FY2018–2020	FY2021–2023
Basic Policy	**A Group-Driven Approach** Maintain our focus on the Japanese market while working to incorporate the growth of the global market and evolving and reforming our business model 1. Customer perspective 2. Group-driven approach 3. Productivity improvements	**Group-Integrated Operations** Realize simple, speedy and transparent group-integrated operations Execute the MUFG Re-Imagining Strategy to swiftly and flexibly respond to structural changes and thereby put the company on a growth track.	**Purpose-Driven Management** Strive to realize our Purpose, "Empowering a brighter future." beginning with addressing challenges each stakeholder is now confronting and delivering our strategic solutions to such challenges Position this period as "three years of new challenges and transformation" in which we achieve significant growth based on the close assessment of changes now taking place in society

Key Strategies	• Contribute to the revitalization of the Japanese economy and strengthen the business foundations in Japan to support steady growth
	• Enhance and expand global businesses as a driving force for growth
	• Upgrade and reform our business model and explore new business areas and customer segments
	• Maintain a strong capital base and improve ROE with sophisticated financial and capital management
	• Build administration practices appropriate for Global Systemically Important Financial Institutions (G-SIFIs)
		• Redefine business segmentation
		• Promote the effective and efficient utilization of the Group's resources
		• Implement the "Eleven Transformation Initiatives"
			• Aim to be the "premier business partner that pioneers the future through the power of finance and digital services" by the development of a business model finely tuned to the evolving business environment
			• Three Strategic Pillars
			  • Corporate Transformation—Change our modes of operation and business execution
			  • Strategies for Growth—Strengthen profitability
			  • Structural Reforms—Ensure business resilience

Results Summary ● Major achievements ▲ Reasons for not achieving targets	● Expanded our business platforms, including our commercial bank network in the ASEAN region and global investor services functions ▲ Failed to meet targets due to the emergence of disadvantageous external trends, which included a negative interest-rate policy introduced by Bank of Japan (BOJ) that caused our operating results to stagnate in a way that surpassed the effect of our organizational countermeasures	● Made progress in the development of a group-wide, integrated management structure and diversified profit sources by securing an extensive overseas business portfolio consisting of a robust commercial banking platform in the ASEAN region and global asset management operations ▲ Failed to meet ROE and expense ratio targets mainly due to growing costs arising from organizational expansion and the impact of the COVID-19 pandemic	● Achievements in corporate transformation, growth strategy, and structural reform improved "earning capacity"
Challenges	• Promote the reform of our business model centered on traditional commercial banking operations in Japan • Update "group-driven management" to "group-based, integrated management"	• Strengthen revenue base for the domestic busines • Reshape global business (shift to improvement in "quality") • Secure capabilities to swiftly respond to changes in the environment • Reshape a portion of our strategies under the "Eleven Transformation Initiatives" to address shortfalls in their outcomes	• Take the change in environment as an opportunity to pursue and produce growth • Shift the gear for driving social and environmental progress and clarify the relationship with and impact on management strategies • In addition to employees' increased willingness to take on new challenges, further focus on agility → **New MTBP**

Financial Targets

Indicators	FY2015	FY2016	FY2017
ROE	7.6%	7.2%	7.5%
Net income	¥951.4 bn	¥926.4 bn	¥989.6 bn
CET1 capital ratio*1	12.1%	11.9%	12.5%

*1 Common Equity Tier 1 capital ratio calculated on the basis of regulations applied at the end of March 2019, including net unrealized gains on available-for-sale securities

Indicators	FY2018	FY2019	FY2020
ROE	6.4%	3.8%	5.6%
Net income	¥872.6 bn	¥528.1 bn	¥777.0 bn
CET1 capital ratio*2	11.4%	11.7%	11.9%

*2 Estimated Common Equity Tier 1 Capital ratio reflecting the RWA increase calculated on the finalized Basel III reforms basis, including net unrealized gains on available-for-sale securities

Indicators	FY2021	FY2022	FY2023
ROE	7.7%	7.0%	8.5% (8.1%)*4
Net income	¥1,130.8 bn	¥1,116.4 bn	¥1,490.7 bn
CET1 capital ratio*3	10.4%	10.3%	10.1%

*3 Estimated Common Equity Tier 1 Capital ratio reflecting the RWA increase calculated on the finalized Basel III reforms basis, excluding net unrealized gains on available-for-sale securities

*4 Excluding the impact of change of the equity method accounting date of MS

Strategies to Improve Corporate Value

Medium-Term Business Plan (FY2024–FY2026)

The new MTBP period is positioned as "three years to pursue and produce growth", taking the opportunity offered by the environmental change surrounding MUFG. In addition to expanding and refining our growth strategies, we will further strengthen efforts to drive social & environmental progress, we will accelerate corporate transformation to support these activities to increase corporate value.

Our management policy of focusing on ROE remains unchanged. Profits, expenses and risk-weighted assets will remain drivers to achieve the ROE target. We will start by achieving the FY2026 target to realize the medium- to- long-term ROE target of 9% to 10%.



Overall picture of the new MTBP (FY2024–FY2026)

MUFG Way

Purpose	Committed to empowering a brighter future.
Values	Integrity and Responsibility, Professionalism and Teamwork, Challenge and Agility
Vision	Be the world's most trusted financial group

New MTBP

Fundamental Direction

—Three years to pursue and produce growth—
To serve our commitment to empowering a brighter future, we aim to fulfill our unique potential to "bridge" the divided world, producing economic and social value.

Three pillars of the MTBP

Expand & Refine Growth Strategies ⟳   Drive Social & Environmental Progress ⟳

Accelerate Transformation & Innovation

Financial Targets

FY2026 ROE: Approx. 9% / NOP: More than ¥2.1 tn

Three drivers to achieve ROE target

(1) Profits	(2) Expenses	(3) RWA
• NOP: More than ¥2.1 tn • Profits attributable to owners of parent: More than ¥1.6 tn	• Expense ratio: Approx. 60%	• Reduction of low profitability RWA: ¥5 tn • Increase of high profitability RWA: ¥12 tn

Strategies to Improve Corporate Value

Expand & Refine Growth Strategies

Focus areas were selected for realizing growth during the next three years, and seven growth strategies were formulated. We will (1) enhance retail customer base to maximize the Life Time Value (LTV) and (2) strengthen the succession business by accelerating the Corporate x WM model, to generate growth in Japan. In overseas, (3) GCIB and Global Markets will collaborate to improve profitability and we will (4) capture growth in Asia through collaboration between MUFG and partner banks. In the (5) asset management and (6) green transformation area, we will pursue both the solution of societal issues and improvement of economic and social values, to (7) build a new business portfolio that will drive MUFG's growth in the medium- to long-term.



Expand & Refine Growth Strategies

Drive Social & Environmental Progress

Accelerate Transformation & Innovation

	Scope	Aim
(1) Strengthen Domestic Retail Customer Base P38	Domestic retail business (excluding the wealth management)	Maximize "LTV (Life Time Value) x customer base" • Expanding customer touchpoint by optimally mixing three channels: "Real (face-to-face) × Remote × Digital" • Deliver customers experience that makes customers feel "I am glad I chose MUFG"
(2) Strengthen Corporate x WM Business P39	Corporate and retail business with owner companies and families.	Capturing the entire ecosystem of owner companies through business and asset succession originating from corporate and asset management, inheritance and real estate transactions originating from individuals.
(3) Evolve GCIB-GM Integrated Business Model P40	GCIB-GM integrated operation for Global Corporates / Financial Institutions	Increase profits by cross-selling with improved solution capability through GCIB-GM integrated operation
(4) Strengthen APAC Business and Platform Resilience P41	Retail banking business, wholesale banking business (Japanese / non-Japanese corporate clients), and other businesses engaged by the investees in APAC	Implement ambidextrous management • Enhance the profitability of existing businesses by expanding their functionalities and improving operational efficiency • Continue to explore investment opportunities (digital startups, etc.)
(5) Contribute to Making Japan a Leading Asset Management Center P42	Domestic and global AM/IS, pension, investment advice and financial literacy	Driving growth in entire AM market through our approach to the entire investment chain and making Japan a leading AM center
(6) Support Value Chain in Green Transformation P43	GX-related transactions for Japanese and non-Japanese customers	Promoting GX investment and financing through customer transition support
(7) Challenge to Build a New Business Portfolio P44	Create MUFG's new products and services • In addition to the existing channels, envision offering products and services via new channels	To secure medium to long-term growth of MUFG and enhance corporate resilience and value by promoting new businesses development and creating a portfolio of high-growth and high-profitability ventures.

Strategies to Improve Corporate Value

Expand & Refine Growth Strategies

To expand and refine growth strategies, seven growth strategies were formulated for "Products x Channel" in quadrants. Through the strategies, we will generate growth in Japan and capture the upside of overseas growth starting with Asia. Furthermore, we will contribute to solution of societal issues worldwide, and promote the growth strategies for the whole of MUFG. Prepare for the change in interest rate environment and further optimize the balance sheet to increase the net operating profit by ¥500 billion in three years.

Position of each strategy in Products x Channels quadrants



New Channels
2 Existing Products x New Channels
New Products x New Channels 4
Improving Balance Sheet Profitability
Existing Products
New Products
1 Existing Products x Existing Channels
New Products x Existing Channels 3
Existing Channels

The Plan of net operating profits*1

FY 2023
¥1.6 tn
(1) Strengthen Domestic Retail Customer Base
(2) Strengthen Corporate x WM Business
(3) Evolve GCIB-GM Integrated Business Model
(4) Strengthen APAC Business and Platform Resilience
(5) Contribute to Making Japan a Leading Asset Management Center
(6) Support value chain in green transformation
(7) Challenge to build a new business portfolio*2
Expand & Refine Growth Strategies +¥340 bn
NOP +¥500 bn
Rises in JPY interest rates*3 +¥85 bn–¥150 bn
Improving Balance Sheet Profitability
others (treasury etc.)
FY 2026
¥2.1 tn

*1 Managerial accounting basis. Local currency basis *2 Not including in FY2026 NOP growth *3 +15bbp. Please refer the detail

Strategies to Improve Corporate Value | Expand & Refine Growth Strategies

1 Strengthen Domestic Retail Customer Base

Major KPI

No. of IB MAU	Balance of financial assets from retail customers
10 mn	Approx. ¥100 tn

Target / Strategy Aim

- Committed to empowering our customers' lives
- Maximize the "Life Time Value (LTV) x Customer Base" by expanding customer touchpoints through the optimal mix of face-to-face, remote, and digital, and realizing customer experience that makes them feel "I'm glad I chose MUFG"

As the domestic retail environment was drastically reshaped with the lifting of the negative interest rate policy by the Bank of Japan and increased demand for asset management, we will aim to create a new retail business under our purpose of "committed to empowering our customers' lives."

For retail customers, we will provide services at various touchpoints by optimally mixing the face-to-face, remote, and digital channels and meeting their needs from a medium- to long-term perspective, delivering customer experience that makes them feel "I'm glad I chose MUFG." Through these efforts, we will maximize the "Life Time Value (LTV) x customer base."

To become the financial institution of choice, we will further accelerate the Group integrated operations leveraging the Group's consolidated strength to meet various needs of the customers.

Summary of Key Measures



❶Expansion of customer touchpoint
❷Effective promotion Incentive
❸Evolution of customer experience (CX)
❹Enhancement of salesforce
❺Enhancement of products and services
Aggregation with other services
Credit card
Online securities
QR code payment
MoneyCanvas
Loyalty program
MAP*1: Personalized proposals
Product / Service
Asset management
Life insurance
Pension
Home loan
etc.

*1: Money Advisory Platform. A function to provide customers with optimal advice on financial products based on analysis of collected customer data.

❶ **Expansion of customer touchpoint:** Approach the group of customers with less touchpoints through BaaS, offering financial functions embedded in services provided by external partners. We will also effectively enhance touchpoints by extending the business hours for the remote channel and opening new branches based on foot traffic and market trends.

❷ **Effective promotion / incentive:** Improve customer appeal with initiatives including the implementation of group-based promotions and review of the points program to offer consumer benefits.

❸ **Evolution of Customer experience (CX):** Enhance internet banking to develop a highly convenient application connected with Group companies. Collaborate with WealthNavi Inc., to develop product proposal function that matches each customer's needs. Build a long-term business relationship with customers as a "daily use" financial institution.

❹ **Enhancement of salesforce:** Increase sales activities and improve the quality with balanced operation between front and back offices by reducing branch counter administration, using data to capture the customers' needs, and re-skilling the salesforce.

❺ **Enhancement of products and services:** Develop appealing products, set attractive interest rates, and improve service convenience to make customers choose MUFG for their life events.



Strategies to Improve Corporate Value | Expand & Refine Growth Strategies

2 Strengthen Corporate × WM Business

Major KPI

Loan balance related to business succession	Net operating profits
¥1 tn	¥88 bn

Target / Strategy Aim

- We will contribute to the growth and development of our clients by capturing the entire owner company ecosystem, including capital policies and business succession originating from corporate and asset management, inheritance and real estate transactions originating from individuals.

With increased interest in business and asset succession due to the aging of business owners, we established a strong business model by consolidating corporate and individual customers under single business unit to approach both corporate and individual needs. During the previous MTBP, we provided ¥2 trillion in loans related to business succession.

We will capture the corporate needs for capital policy and business succession and individual needs for asset management and inheritance on a group-wide basis to improve solution for business and expand customer touchpoint, to further contribute to the customers' growth and development.

Summary of Key Measures


Improve solutions for business and asset succession
Corporate
Individual
Business succession
Family succession
M&A
PE Fund
IPO
Corporate to Individual
Ownership view
Business view
Family view
Individual to corporate
Asset management
Asset management
Inheritance (testamentary)
Buy
Sell
Real estate
Corporate lending (business succession)
Lending
Individual & AM company (loans to WM individuals)

Improve solutions for business and asset succession
We will strengthen the business and asset succession business for corporate and retail businesses, applying the ownership, business, and family viewpoints.

① **Family succession:** Strengthen business and asset succession team in aspect of quality and quantity, and increase proposal activities to owners

② **Succession out of family:** Strengthen the headquarter and front office deal capturing ability by introducing the internal M&A certification system aimed to enhance the headquarters M&A support team and deepening RMs' M&A knowledge.

③ **Family business:** Expand touchpoints with customers by strengthening the organization and through study sessions in collaboration with academia.

Strategies to Improve Corporate Value | Expand & Refine Growth Strategies

3 Evolve GCIB-GM Integrated Business Model

Major KPI

GCIB-GM ROE	Syndication / DCM Wallet Rank	FIC Growth Rate
8.3%	No.10 (IG / Non-IG)	Growth Rate above Peers

Target / Strategy Aim

- Build a business group / entity-agnostic framework for GCIB-GM integrated capital efficiency improvement
- Accelerate the growth by reinforcing product competitiveness and the Primary & Secondary value chain

GCIB and GM business groups started integrated operation during the previous MTBP to build a product-agnostic business operation and further improve capital efficiency by establishing shared financial targets and KPIs. Improvement of balance sheet profitability by increasing fee income through O&D / OtoD / cross-selling and promotion of institutional investor business has produced steady results.

Under the new MTBP, we will aim for further growth by reinforcing Primary and Secondary alignment and value chain centering on underwriting business, and further strengthening cross-selling by reinforcing product competitiveness.

Summary of Key Measures


Corporates Institutional investors
GCIB
GM
Reinforce alignment & value chain
Further strengthen cross-selling
Bank / Securities integrated platform*1
Institutional investors
Collaboration in Investment Banking
MS
Collaboration in FX trading area

*1 Consider transferring overseas securities entities from MUSHD to MUBK excluding the U.S. (MUSA is already under MUAH and will not be affected by this change)

- **Reinforce Primary & Secondary alignment / value chain**
  ① Corporates: Strengthen the platform by expanding business employees and products for Credit S&T (HY and Leveraged Loan), while maintaining and improving the syndication / DCM Wallet Rank.
  ② Institutional investors: Strengthen debt solution capability through the integrated Bank / Securities operation. Accelerate O&D via further alignment of Bank / Securities sales.
- **Further strengthen cross-selling:** Reinforce product competitiveness with collaboration in FX trading area through MSMS (enhance pricing ability, expand product / service lineup). For Derivatives, promote high-profitability business and high value-added products and enhance transactions associated with customers' business flows.

Strategies to Improve Corporate Value | Expand & Refine Growth Strategies

4 Strengthen APAC Business and Platform Resilience

Major KPI

ROE[*1]	Net operating profits
Over **10**%	**¥600** bn

*1 ROE after amortization of goodwill and intangible assets

Target / Strategy Aim

Target
▶ Connecting APAC to empower a brighter future.
  Driving MUFG's aspirations by powering APAC's growth.

Aim
▶ Exploration and Exploitation: Continue to invest for growth while further develop our existing business.

MUFG has positioned Asia as our second home market and has built a unique platform including the four commercial banks in Thailand, Indonesia, Vietnam, and the Philippines ("Partner Banks: PB"). More recently, we have striven to capture the expanding financial needs by investing in digital finance players and startups.

Under the new MTBP, we aim to contribute to Asia's economic growth and social development by bringing Asia together as a region and connecting Asia with the rest of the world through the capabilities of MUFG's network and the combination of finance and digital technologies. In the market expected to continue to demonstrate strong growth, we will strive to bolster profitability by going deeper in existing businesses to drive group-wide ROE while continuing growth investment to steadily capture Asian growth over into the future.

Summary of Key Measures



① **Capture recurring revenue:** Utilize the "growth and governance" post-merger integration (PMI) strategy to reinforce the PBs' Platform and enhance businesses that consumes no / low RWAs such as Cash / Trade.

② **Challenge in new domains:** Contribute to achieve carbon neutrality in Asia and expand the transaction banking product lineup including collaboration with PBs.

③ **Capitalize on the growth of India:** Support the growth of India in each segment by addressing the funding needs of large corporates and boosting collaboration across platforms and through DMI Finance, a non-bank financial company with a focus on consumer digital lending.

④ **Cultivate Asia x digital:** Establish a new digital financial platform that stands alongside the existing PB platform by strategic investment in digital finance services providers. Offer unique added value to provide multi-faceted support for growth of investees.

⑤ **Consolidate business base / core competence:** Aim to enhance and streamline CC functions by utilizing MUFG Global Service.

MUFG Report 2024
Management Message | MUFG's Corporate Value | Strategies to Improve Corporate Value | Foundation Supporting the Corporate Value | Data Section
42

Strategies to Improve Corporate Value | Expand & Refine Growth Strategies

5 Contribute to Making Japan a Leading Asset Management Center

Major KPI

Asset under management	BPO contracting balance
¥200 tn (FY2029)	¥100 tn (FY2029)

Target / Strategy Aim

▶ Contribute to making Japan a leading asset management center to empower people to build more prosperous lives.

Asset management [AM]	AM Service beyond customers' expectations
Investor services [IS]	Pursue efficiency in AM industry
Sales / consulting	Contribute to expanding customer assets
Financial and economic education	Contribute to autonomous asset formulation for each generation

As a global comprehensive financial services group, we will promote investment and support asset formation through further enhancing our industry-leading asset management and investor services and providing customer-centered professional investment advisory services, diverse solutions, as well as financial and economic education. For AM, our goal is to be Japan's number one asset manager with a global presence by providing services beyond customers' expectations though enhancing our investment capabilities while strengthening the governance framework. In IS, we will promote business process outsourcing (BPO) contracting to contribute to improving the efficiency of the industry by providing an environment where asset managers can concentrate on investing. In sales and consulting, we will contribute to increasing customer assets through customer-oriented operations, improving the quality of advice, and expanding customer touchpoints. On financial and economic education, we will contribute to promoting the shift from savings to investment and the development of future asset formulation customers by reinforcing efforts to improve financial literacy of all generations.

Summary of Key Measures



Overview of the Investment Chain
Asset Management Industry
Investor
Investee
① Strengthen AM functions
② Expand customer assets
Distributor
Household / individual
Asset manager
Asset owner
Investor service provider
③ Enhance financial literacy
Provide funding
Distribute returns
Domestic / global companies

① **Strengthen AM functions:** Consolidate expertise within the Group, incorporate inorganic expertise, and utilize MUFG Global EMP*1 to develop a global high-performing asset management team. In addition, we will provide an environment where asset managers can concentrate on investing by promoting the industry's first single-party net asset value calculation service and BPO for middle and back office operations.

② **Expand customers' assets:** Create proposals for comprehensive solutions by taking goals-based approaches. Furthermore, we will support the customers' asset formulation by expanding and enriching our digital platform including Mitsubishi UFJ Direct (Internet Banking), promotion of the new NISA program, and providing online securities functions.

③ **Enhance financial literacy:** Provide an extensive lineup of services through both in-person and online channels in accordance with customers' attributes and needs. For example, we will expand the functions of the D-Canvas app aimed at defined contribution pension plan participants by supporting for investment product selection depending on participants' financial literacy. We will also promote financial and economic education as a Group to develop future asset formulation customers.

*1: Emerging Managers Program

Strategies to Improve Corporate Value | Expand & Refine Growth Strategies

6 Support Value Chain in Green Transformation (GX)

Major KPI

Number of co-created GX projects[1]

50

*1 Number of business co-creation through dialogue and engagement with customers

---

Target / Strategy Aim

Target — **Promoting GX investment and financing through customer transition support**

Aim



① Support GX investment in Japan

② Develop and import overseas clean energy / resources

③ Support Japanese corporate's overseas GX business expansion

④ Support energy transition in emerging countries through public-private partnerships

Countries around the world are promoting establishment of relevant policies, laws and regulations to achieve carbon neutrality by 2050. Awareness by the investors and consumers are changing, and as the business environment drastically shifts, customers are striving to convert their business models to prepare for the transformation of industrial structures and social systems towards carbon neutrality (Green Transformation: GX).

Under this environment, MUFG aims to contribute to promoting GX and creating new business opportunities through supporting customers' transition. Our strategy includes supporting GX investments in Japan, and while paying attention to global policy trends, support overseas clean energy / resource development / import, overseas GX business development by Japanese corporates, and energy transition of emerging countries with public-private partnerships.

Summary of Key Measures



Research & Advocacy	• Transition Whitepaper • Asia Transition Whitepaper etc.
Engagement	• Support customers to develop transition stories
Business concept development ✕ **Origination (Value chain oriented)**	• Collaboration with governments (Participate in national projects, etc.) • Support emerging countries through public-private partnerships • Value-chain approach (storage batteries, hydrogen, ammonia, etc.)
Acquisition of business opportunities	• Provide finance smoothly to support clients' GX investments and lending activities

Strengthen the corporate infrastructure   **Enhance employees' knowledge on GX and sustainability**

We will promote engagement activities by leveraging our expertise accumulated through the publication of the Transition Whitepaper and dialogue with various governments and related parties to support customers to develop transition stories. Considering the creation of new value chains beyond conventional sectors due to the change in industrial structures with GX, we will promote GX investments and loans by supporting the customers' business concept development and developing finance schemes for smooth financing.

Furthermore, we will enhance the GX and sustainability skills and expertise of employees, who will be the foundation of our activities.

Strategies to Improve Corporate Value | Expand & Refine Growth Strategies

7 Challenge to Build a New Business Portfolio

Target / Strategy Aim

▶ Group-based promotion of new business development

▶ Develop a high-growth, high-profitability business portfolio

▶ Enhance corporate resilience and value by achieving sustainable growth

The business environment for financial institutions is changing drastically, including the diversified needs of the society and customers, change in industrial structures caused by technological development, and entry of other sector players into financial business. In addition to achieving sustainable growth, the development of new products and services (new business) is becoming increasingly important from the perspective of defending existing business. Accordingly, "New business development" has been added to our growth strategy for the new MTBP, to be promoted by the Group. The strategy will be implemented from a medium- to long-term perspective to create new added value beyond existing financial business, and will be applied to existing and new channels. We will create new high-growth, high-profitability business portfolio that will be the pillar of MUFG business in the future to achieve sustainable growth, enhance MUFG's resilience, and improve corporate value.

Summary of Key Measures



Assumed approach

A	Entry into new industries
B	Evolution of financial business model
C	Introduction of non-financial business model
D	Technology innovation

Positioning of the initiatives

2 — New Channel — 4
Case 3. (Web3)
Case 1. (Space)
Existing Channel
Case 2. (BaaS, etc.)
1 — 3
Existing Products   New Products

① **Space related business:** Aim to expand MUFG's business and pioneer new industries by connecting all industries with the space as the node, through the utilization of cutting-edge technologies including satellite data (geospatial information) leveraging insights gained from four strategic investments[*1].

② **Expansion of customer touchpoint:** In addition to offering the comprehensive asset management service "MoneyCanvas" under Banking as a Service (BaaS) approach, we have developed a BaaS platform for offering a full-banking application for external partners. We will continue to expand customer touchpoints with the partners and improve customer experience.

③ **Web3 / digital currency:** Aim to develop products and services using blockchain technology. Currently we have started PoC[*2] of a supply chain visualization service. Going forward, we aim to provide supply chain-related trade flow data × financial services, including the realization of the Unified Ledger proposed by BIS.

*1: Space One, Astroscale Holdings, Sierra Space Corporation, Satellite Data Services (SDS)
*2: Proof of Concept.

Strategies to Improve Corporate Value | Expand & Refine Growth Strategies

Results by Business Group

Net Operating Profits by Business Group[1]

Legend: ■RD[3] ■CWM[3] ■JCIB ■GCB ■GCIB ■Global Markets ■AM/IS

(¥bn)



FY2026
(The final year of the current MTBP)
230.0 | 250.0 | 515.0 | 350.0 | 380.0 | 300.0 | 145.0 → **2,100 or more**[2]

FY2023
(The final year of the previous MTBP)
200.0 | 205.0 | 515.0 | 255.0 | 285.0 | 110.0 → **1,600**[2]
25.0

FY2020
(The final year of the MTBP before last)
190.5 | 53.8 | 237.1 | 272.7 | 146.1 | 334.1 | 79.8 → **1,200**[2]

Seven Growth Strategies

1. Strengthen domestic retail customer base
2. Strengthen corporate × WM business
3. Evolve GCIB-GM integrated business model
4. Strengthen APAC business and platform resilience
5. Contribute to making Japan a leading asset management center
6. Support Value Chain in Green Transformation (GX)
7. Challenge to build a new business portfolio[4]

Retail & Digital Business Group (R&D)[3]



1 Domestic retail
5 Leading AM center

Tadashi Yamamoto
Group Head
R&D

Commercial Banking & Wealth Management Business Group (CWM)[3]



2 Corporate × WM
5 Leading AM center

Yutaka Miyashita
Group Head
CWM

Japanese Corporate & Investment Banking Business Group (JCIB)



4 APAC business
6 GX value chain

Seiichiro Akita
Group Head
JCIB

Global Commercial Banking Business Group (GCB)



4 APAC business

Yasushi Itagaki
Group Head
GCB

Global Corporate & Investment Banking Business Group (GCIB)



3 GCIB-GM integration
4 APAC business
6 GX value chain

Fumitaka Nakahama
Group Head
GCIB

Global Markets Business Group



3 GCIB-GM integration
5 Leading AM center

Hiroyuki Seki
Group Head
Global Markets

Asset Management & Investor Services Business Group (AM/IS)



4 APAC business
5 Leading AM center

Takafumi Ihara
Group Head
AM/IS

Please refer to the details of each business group below.



MUFG Investors Day 2024

Webcast
Presentation Material
Speech Script
Main Q&A

---

*1 On a managerial accounting basis. Different exchange rates are applied to FY2020, FY2023, and FY2026. Accordingly, the increase in net operating profits from FY2020 to FY2023 includes the impact of foreign exchange   *2 Including net operating profits for headquarters and other segments (FY2026: ¥(80.0) billion, FY2023: ¥(30.0) billion), FY2020: ¥(144.6) billion)   *3 Business group structure was revised as of April 1, 2024, to further enhance the retail strategy. Digital Service Business Group became the Retail & Digital Business Group to be responsible for individual customers (excluding wealth management) Retail & Commercial Banking Business Group became the Commercial Banking & Wealth Management Business Group to be responsible for corporations and wealth management clients   *4 Strategy undertaken by all business group

Strategies to Improve Corporate Value

Drive Social & Environmental Progress

Pursuing economic and social values is the key to improving corporate value. We identified ten priority issues under the subheads "Sustainable Society," "Vibrant Society," and "Resilient Society" and set specific targets as KPIs to strongly promote initiatives for solution of social issues.



Accelerate Transformation & Innovation

Sustainable society
1. Achievement of carbon neutral society
2. Natural capital and biodiversity restoration
3. Promotion of circular economy

P48

Vibrant society
1. Industry development and innovation support
2. Response to aging population & low birthrate
3. Increasing access to financial services
4. Management focusing on human capital

P52

Resilient society
1. Respect for human rights
2. Ensuring secure and safe services
3. Demonstration of robust corporate governance

P54

KPIs
Sustainable finance **¥100 tn** (total for FY2019–30)
Startup market capitalization **¥20 tn** (FY2026)
Financial education provided to **Over 500k people** (total for FY2024–26)
Digital lending provided to **14 mn people** (FY2026)
MUFG engagement score **Improved**

Strategies to Improve Corporate Value | Drive Social & Environmental Progress

CSuO Message



To become a financial institution that co-creates social value with customers

Miyuki Zeniya   Group CSuO

Making "Drive Social & Environmental Progress" the axis of our MTBP

MUFG has previously established priority issues in our sustainability management to realize a sustainable environment and society (the "Priority Issues"). Under the previous MTBP, we aimed to embody our purpose by addressing the Priority Issues to contribute to realizing sustainable "people, society and global environment." However, I felt that there was still room for further integration of Priority Issues and business strategy.

In the course of discussions to develop the new MTBP, we reviewed the Priority Issues by considering the global social and environmental issues, stakeholder expectations, including the requests for non-financial information disclosure, and the significance from both business opportunity and risk perspectives. Consequently, we added circular economy, respect for human rights, ensuring secure and safe services, and corporate governance issues, and established the three societies we aim for and ten Priority Issues.

More importantly, MUFG positioned priority issues as one of the three pillars of the MTBP, "Drive Social & Environmental Progress," in the management strategy itself. We clarified the role of MUFG by setting specific KPIs and promoting value creation through the solution of social issues as the core of our business. For example, the total sustainable finance target for FY2019-30 increased significantly from ¥35 trillion to ¥100 trillion. We will meet the financing demand and promote the resulting solutions to the issues. Such initiatives lead to the embodiment of MUFG's purpose and are deemed to contribute to social wellbeing.

Aspirations for the three societies

In developing the MTBP, we discussed the medium- to long-term vision for MUFG at the Board of Directors and Management Focus Discussion meetings, incorporating opinions from outside directors. The following three societies represent the societies we aim for:

A "Sustainable" society is one in which customers and future generations can live healthy and safe lives. The World Meteorological Organization (WMO) report published in June stated that the average temperature rise will likely exceed the Paris Agreement target in the next five years. To achieve carbon neutrality by 2050, we will accelerate our engagement while expanding our business to promote the recovery of the natural ecosystem in a critical state caused by the impact of global warming and create a sustainable society through the circular use of limited natural resources.

For a "Vibrant" society, we will aim to create a positive cycle where everyone is fulfilling their abilities, cheerfully and positively engaged, promoting innovation and growth in society that leads to social development. This includes support for startups, addressing the aging population and low birthrate, increasing access to financial services through digitalization, and investing in employee human capital.

Finally, a "Resilient" society is one that can quickly and accurately respond to various risks and uncertainties in a rapidly changing

environment. This includes initiatives on respect for human rights, a more profound response to digitalized society, and further enhancement of governance functions.

Addressing the ten Priority Issues will be critical for MUFG to support essential social infrastructure and continue meeting customers' expectations and trust as a necessary financial institution in the unprecedented era of division.

MUFG Sustainability Driving Progress

Enhancing services provided by MUFG and supporting our customers will lead to the growth of our customers and the improvement of their corporate value, which will contribute to the stability of the whole society. In addition, if MUFG's social initiatives lead to solutions to social issues, it will also demonstrate the significance of our company. At the same time, we believe that creating value through solving social issues will provide an opportunity for not only our customers but also our employees to reconfirm the meaning of working at MUFG.

As each Group company fulfills its "connecting" functions, driving social and environmental progress and growing together to improve corporate value, we will realize our aim to "Drive Social & Environmental Progress."

Since I was appointed CSuO in October 2022, I have strived to "identify, without bias, what society requires" and have engaged in sustainability management of MUFG from a diverse perspective, leveraging my experience. Realization of my "MUFG Way" of "working together to play my role in building a prosperous society" will "drive progress." Fully utilizing MUFG's various connecting functions to drive social and environmental progress will achieve our purpose of being "committed to empowering a brighter future." To do this, we will focus on the next three years to realize the three societies envisioned in the new MTBP that started in 2024.

MUFG Report 2024

Management Message MUFG's Corporate Value **Strategies to Improve Corporate Value** Foundation Supporting the Corporate Value Data Section **48**

Strategies to Improve Corporate Value | Drive Social & Environmental Progress



(1) Sustainable Society

We will promote responses to climate change initiatives while aiming to realize a sustainable society by restoring natural capital and biodiversity and promoting a circular economy.

MUFG will aim to realize corporate and social carbon neutrality by promoting and supporting funds circulation toward corporations addressing climate change and green projects. We are sending messages to society through publications, including the "MUFG Transition Whitepaper," which outlined that nations working toward the common goal of carbon neutrality may take different pathways and policy approaches, and the "MUFG Climate Report," which stated MUFG's transition plan based on GFANZ guidance, the progress and record of our decarbonization initiatives, and the underlying approach.

In addition to climate change measures, we must address natural capital and biodiversity issues. We recognize that sustainable economic growth will be uncertain without appropriate management and preservation of natural capital, and we aim to realize a society that coexists with nature. From this perspective, in April 2024, we published the MUFG TNFD[1] Report, which outlines our approach and policy on natural capital and biodiversity and various solutions we can provide our customers in line with the TNFD disclosure framework.

Furthermore, we will promote initiatives to realize a society that reduces environmental impact and promotes economic growth simultaneously, with an economic system that secures stable energy and resources, minimizes resource consumption, and reuses waste.

*1 Taskforce on Nature-related Financial Disclosure

	Society we aim for	Initiatives
Achievement of carbon neutral society	• Get closer to realizing corporate and social carbon neutrality by promoting funds circulation to corporations that address climate change and green projects.	• Accelerating engagement and support for energy transition. > See "MUFG Climate Report 2024" for details.  • Recommendations to domestic and international policy makers through "MUFG Transition Whitepaper." > See "MUFG Transition Whitepaper 2023" and "MUFG Asia Transition Whitepaper 2023" for details.  
Natural capital and biodiversity restoration	• A society coexisting with nature will be realized through appropriate management and preservation of natural capital (forestry, water, soil, air, etc.), ensuring its sustainable use and economic growth.	• Providing solutions for reducing dependency and impact on nature. > See "MUFG TNFD Report" for details. 
Promotion of circular economy	• Build an economic system that minimizes resource consumption and reuses waste, achieving a stable supply of energy and resources, reducing environmental impact, and achieving economic growth simultaneously.	• Supporting technology and investment for the transition to circular economy.

Strategies to Improve Corporate Value | Drive Social & Environmental Progress

Promoting Sustainable Business



Capture things from various angles, integrate information, and disseminate it – speak to customers with united language –

Daisuke Nishiyama
Head of Sustainable Business Division

Finance is the blood flow for the economy, but blood won't flow without blood vessels (businesses)

MUFG's sustainable business lists "support of responsible transition" as one of our visions, promoting activities centered on customer dialogue. In FY2023, we engaged in dialogue with various government authorities and private sector corporations through participation in COP28 held in Dubai and tours in Europe, the U.S., and Singapore using the "MUFG Transition Whitepaper 2023." We felt the shift toward protectionism in the global economy and the corresponding change in systems and structures caused by the change in international affairs, including COVID-19, the war in Ukraine, and conflicts in North Africa and the Middle East. In addition, we observed that installing climate change-related technologies through regulation was not making steady progress due to the two-tiered administrative structure and increased costs from inflation. In Japan, establishing strategies and road maps focusing on the scarcity of resources and diversity of industry made progress under collaboration between the public and private sectors. Supported by the policy foundation, initiatives for the social implementation of new technologies will start.

For Japanese corporations to create business, overcoming "the wall of economic rationality (bankability) and technology" without falling behind their global counterparts while avoiding premature involvement before the market and technology development, collaboration among industry, government, academia, and financial services is required. The essence of our activity is to design the business before pursuing scale with finance and engaging in dialogue with customers.



MUFG's Sustainable Business

MUFG ⟷ Engagement (dialogue) ⟷ Customers

Overcome the wall of **economic rationale** and **technology**

Create business

Realize a decarbonized growth economy

MUFG's role

Climate change-related measures are a global agenda that requires a delicate sense of balance due to the need for enormous investment in developing cutting-edge technologies and large-scale implementation. Each country is developing technology to achieve carbon neutrality by 2050, but focusing on just only one technology might result in losing sight of the woods for a tree. Furthermore, transition does not occur suddenly, unlike switching. Therefore, diversity and continuity are critical. Banks support the entire society and economy by accompanying the customers' initiatives over the long term. That's why MUFG observe the world through a lens from various perspectives, such as industry, region, policy, and systems.

In addition, we are required to interpret the information, by ourselves with our own language, obtained through dialogue with customers. We cannot provide financial support without economic rationale. Government cannot subsidize losses forever. That's why, collaboration on technology (industry/academia), policy (public), and finance (financial services) with passion is precisely what is being called for at this moment. MUFG would like to take that first step through with the MUFG transition whitepaper initiatives.

Resolve for FY2024

Japan will start issuing the Japan Climate Transition Bond in FY2024, providing around ¥20 trillion support. The funds will first be applied to research, development, and production expansion in storage batteries, hydrogen, and semiconductors. MUFG will keep an eye on the development in the next-generation industry market and technology and support the customers' transition from a financial perspective. In addition to refining financial engineering for individual businesses and technology, we will promote activities "committed to empowering a bright future" through engagement (dialogue) and by capturing the whole picture and considering an effective structure for the whole with consideration to long-term vision of the customer and to social significance.

Strategies to Improve Corporate Value | Drive Social & Environmental Progress

Response to Climate Change

In May 2021, MUFG announced the MUFG Carbon Neutrality Declaration. To reach carbon neutrality, we have been pursuing various initiatives based on three unwavering commitments: helping achieve the 1.5°C target, supporting a smooth transition to a decarbonized society, and creating a sustainable society by fostering a virtuous cycle between the environment and the economy.

Among the priority issues for sustainability management, achievement of carbon neutral society is one of the top priorities. MUFG's four main strategies to achieve carbon neutrality are (1) reducing emissions from own operations, (2) engagement and support, (3) reducing emissions from our financed portfolio, and (4) risk management and governance. The main initiatives under each strategy are as follows:

(1) Reducing emissions from own operations

With the roadmap to net zero emissions by 2030 and measures to achieve the interim target for FY2026, we will reduce GHG emissions in Japan and overseas through energy efficiency & conservation, converting electricity contracted by other companies to renewable energy, purchasing non-fossil fuel certificates, and achieving carbon neutrality for our business vehicles. In addition, we will realize various types of business co-creation in partnership with clients to reduce the impact on the environment in the four priority areas: mobility, office buildings, energy, and resources.



Reduction target and progress (Scope 1 and 2)

*1 Krungsri (Bank of Ayudhya) is an MUFG consolidated subsidiary in Thailand, Bank Danamon is an MUFG consolidated subsidiary in Indonesia

(2) Engagement and support

MUFG will continue to identify new needs and issues through the solutions we provide while offering suggestions to policymakers in collaboration with industries and government agencies. As we deepen our relationships with clients, local governments, and various industries through management-level executive forums to engage with clients and through the efforts of our specialized engagement team, we provide valuable insights to both industries and government agencies on emerging needs and issues related to decarbonization. We are here to collaborate with our clients towards decarbonization in a responsible manner.

We have identified supporting the value chain in Green Transformation (GX) as a key strategy for the new MTBP and increased the target amount for sustainable finance to ¥100 trillion.



Engagement approach

Strategies to Improve Corporate Value | Drive Social & Environmental Progress

Response to Climate Change

(3) Reducing emissions from our financed portfolio

In addition to power, oil & gas, commercial real estate, residential real estate, steel, and shipping sectors for which we have already set 2030 interim targets, we set the interim targets for automotive, aviation, and coal sectors in April 2024, fulfilling the commitment based on the NZBA guidelines.

MUFG has implemented a transition assessment framework, and a transaction screening process to provide managed transition support, and also introduced a framework, including monitoring, to improve the effectiveness of the transition plan toward achieving our 2030 interim targets. We will target achieving our 2030 interim targets with these operating frameworks.

(4) Risk management and governance

We have established a system to properly manage climate change-related risks based on the Risk Appetite Framework and the Top Risk Management.

In addition, we have established a governance structure that enables appropriate decision-making through various meetings aimed at achieving carbon neutrality under the supervision of the Board of Directors.

Furthermore, we are building capability for sales teams to strengthen client engagement.

See "MUFG Climate Report 2024" for details.
https://www.mufg.jp/english/csr/report/progress/index.html

See the following link for "disclosure based on TCFD."
https://www.mufg.jp/english/csr/report/tcfd/index.html

Progress of interim targets by sector

	Reference value	FY2022 Results	FY2030 Targets
Power (gCO$_2$e/kWh)	328	313	156–192
Oil & gas (MtCO$_2$e)	84	81 (-5%)	-15 – -28%
Commercial real estate (kgCO$_2$e/m^2)	65	56	44–47
Residential real estate (kgCO$_2$e/m^2)	27	25	23
Steel (MtCO$_2$e)	22	16 (-25%)	-22%
Shipping (PCA score)[1]	Former standard 0.6%	New standard Minimum 26.2% Striving 30.9%	PCA≤0%
Automotive (gCO$_2$/vkm) **Set new target**	169	—	-23 – -46%
Aviation (gCO$_2$/RPK) **Set new target**	130	—	71
Coal (Billion yen) **Set new target**	Approx. 3 (approx. 12 for non-OECD countries)	—	Zero (FY2040 for non-OECD countries)

[1] Portfolio Climate Alignment: An index of alignment that indicates the difference from the required level for an entire financed portfolio related to vessels. Calculated by a weighted average of the Vessel Climate Alignment (VCA) of each vessel financed as a percentage of the loan portfolio.

	Key initiatives	Overview
Risk Management	Risk appetite framework	Established a system to properly manage climate change-related risks and clarify MUFG's risk appetite.
	Top risk management	Positioned risks arising from climate change as top risk in our integrated Top Risk Management system.
	Risk analysis by sector	Analyzed transition and physical risks of TCFD recommended disclosure sectors in a heatmap.
Governance	Governance structure	Established an effective decision-making governance structure with carbon neutral related meeting bodies under the supervision of the Board of Directors
	Compensation system	Reflect evaluation of ESG and sustainability initiatives, including climate change measures, in the executive compensation system
Capability building	Capability building	Conducted training program for front office representatives of major companies to enhance engagement skills (Total of about 2,000 participants in FY2023)
	Fostering Culture	Held internal seminars and launched an internal social media platform to ensure that each MUFG employee has basic knowledge on sustainability and awareness to take action on their own

MUFG Report 2024

Management Message   MUFG's Corporate Value   **Strategies to Improve Corporate Value**   Foundation Supporting the Corporate Value   Data Section

52

Strategies to Improve Corporate Value | Drive Social & Environmental Progress

 # (2) Vibrant Society

We aim to realize a vibrant society by driving social and environmental progress through industry development and innovation support, response to an aging population and low birthrate, and increasing access to financial services, as well as and management focusing on human capital.

MUFG continues to tackle business incubation and support innovation by creating growing industries, thriving venture businesses, and developing regional economies to secure sustainable economic growth.

In response to the aging population and low birthrate, MUFG will promote initiatives to enhance products and services tailored to meet the needs of elderly customers and aim to create a society where all generations can facilitate smooth asset building and succession.

In addition, with digital technology making financial services more accessible, we will contribute to improving the quality of life and economic independence of many people.

MUFG continues to position human capital as one of the most important types of capital to contribute to society and customers by making a positive social impact and fostering a culture where our employees thrive with their diversity and expertise. We are promoting initiatives, including the revision of the MUFG Human Resources Principles in April 2024 to reflect our approach to human capital management. In addition, we established the DEI Statement to clearly communicate our policy and vision on the promotion of diversity, equity, and inclusion (DEI). And we also announced the group-wide "MUFG Declaration of Health Management" to maintain and improve employee health, engagement, and productivity.

	Society we aim for	Initiatives
Industry development and innovation support	• Avoiding economic stagnation and securing sustainable growth through the creation of growing industries, which are the drivers of economies, thriving venture businesses, and the development of regional economies.	• Providing funding for growth and expanding the scope of asset management. > See "Corporate infrastructure enhancement" (P61) for details.
Response to aging population & low birthrate	• Enhanceing financial products and services tailored to meet the needs of elderly customers. • Realizing a society where financial services facilitate asset building and succession for all generations.	• Supporting asset and business succession and promote investment and asset formulation. > See "MUFG Sustainability Report 2023" for details. ↗
Increasing access to financial services	• Spread of digital technology provides all people with access to basic financial services, improving their quality of life and realizing economic independence.	• Providing services linked to everyday needs and contributing to financial inclusion. > See "Building MUFG's Economic Sphere in Asia" (P30) for details.
Management focusing on human capital	• Contributing to society and customers by making a positive social impact and fostering a culture where our employees thrive with their diversity and expertise.	• Providing an environment where employees thrive. > See "Enhancement of human capital" (P59) for details.

Strategies to Improve Corporate Value | Drive Social & Environmental Progress

Startup Support

Contribute to industrial development and drive social and environmental progress

MUFG has used the group functions to provide various support for domestic and overseas startups corresponding to their growth stage and collaborated to develop new services.

Consequently, the total facility line, including through investment in Asian digital companies and fund origination by Mars Growth Capital, has expanded to approximately ¥900 billion.

In Japan, 2022 marked the first year of startup creation, with the government's announcement of the Startup Development Five-year Plan, which increased attention.

Against this backdrop, we will accelerate various support for startups' value enhancement, such as business matching, leveraging MUFG's domestic and international networks, creating new business expansion opportunities through overseas expansion support, and providing financial support.

MUFG will support new startups that tackle industrial development and drive social and environmental progress. As a target for these activities, MUFG has raised the market cap of startups supported up to ¥20 trillion by FY2026.

MUFG initiatives for startups


Purpose
Financial
Non-financial
Seed
Early
Middle
Later
Support
Cocreation & collaboration
Enhance support at the startup stage
Strengthen group collaboration
Open innovation
Growth area / business development
Accounts opening ⇒ Various services (Settlement / Credit cards, etc.)
Expand facility line, up to approx. ¥900 bn
IPO support
Loans
Investments
Business Matching
Consultation
Supporting HR
Provide collaboration services
Market cap of startups supported by MUFG up to ¥20 tn (FY2026)

Group-wide approach to value enhancement

In Japan, the MUFG group mainly provides services that require specialist expertise, including investment by the venture capital Mitsubishi UFJ Capital, loan by MUFG Bank, stock transfer agency services and DX support with MUFG FUNDOOR (stock and business management platform) by Mitsubishi UFJ Trust and Banking, and IPO support by Mitsubishi UFJ Morgan Stanley Securities.

These efforts have been recognized, and MUFG ranked the highest among financial services groups out of about 150 companies in the evaluation in the "Startup Friendly Scoring 2023" released by the Japan Business Federation (Keidanren). This scheme aims to change the behavior of large companies, which make up a vital part of the startup ecosystem. MUFG also received the highest "A-rank" in funding provision.

In May 2024, we released the MUFG Startup Kit website, which provides a comprehensive list of available group services for startup growth. Furthermore, the "MUFG Startup Summit," a large event to support startup business expansion, will be held in December 2024, inviting large business partners, universities, government, and external partners. We will take a group-wide approach to value enhancement.

MUFG Startup Kit Webpage


多彩なサービスでスタートアップの強い味方に
MUFGスタートアップキット
START UP
創業以降の事業拡大に向けた、
スタートアップ向けおすすめサービス
法人デビットカード
法人クレジットカード
ファクタリング
請求代行サービス
MUFG FUNDOOR
オンライン融資
Biz LENDING
ビジネスマッチング



Yutaka Miyashita

Group Head,
Commercial Banking & Wealth Management Business Group

Collaborate with startups to drive social and environmental progress

There's been a lot of attention on startups over the past few years. I have had increased opportunities to meet startup representatives who challenge to archive purpose. They support future industrial development and hold the key to resolving social issues.

MUFG has enhanced the framework to make startup support one of the pillars of our business by establishing the Startup Acceleration Strategy Division as the group's strategic hub.

We will apply the group expertise, such as global and digital expertise, to contribute to increasing the corporate value of startups.

MUFG Bank sends young employees to startups for HR support, expecting the employees to transform the corporate culture upon their return. Building a win-win relationship with startups would be ideal for the shared target of driving social and environmental progress.

MUFG Report 2024

Management Message   MUFG's Corporate Value   Strategies to Improve Corporate Value   Foundation Supporting the Corporate Value   Data Section   **54**

Strategies to Improve Corporate Value | Drive Social & Environmental Progress



(3) Resilient Society

We aim to realize a resilient society by respecting human rights, ensuring secure and safe services, and demonstration of robust corporate governance.

Respect for human rights is a universal value that is common to all humankind and is deeply linked to MUFG's all priority issues. We will contribute to a society where this is realized throughout the supply chain. MUFG has reinforced our initiatives related to respect for human rights and published the "MUFG Human Rights Report" to communicate our approach and initiatives.

MUFG is well aware of its social responsibilities regarding securing the assets entrusted to it by its customers and its obligation to provide secure and stable financial services. We implement initiatives to ensure the uninterrupted provision of reliable financial infrastructure that supports a resilient and sustainable society.

Furthermore, each and every employee of the MUFG Group acts with honesty and integrity, complies with laws and regulations in each country, and attaches importance to trends. We pay attention to the detection and prevention of global financial crimes, and are dedicated to operating with a customer-oriented, unified group approach.

	Society we aim for	Initiatives
Respect for human rights	• Respect for human rights is realized across the supply chain, and sustainability is improved for the whole society.	• Strengthen human rights due diligence across the supply chain. > See "MUFG Human Rrights Report 2024" for details. 🗗
Ensuring secure and safe services	• Reliable financial infrastructure that supports a resilient and sustainable economy and society is provided.	• Strengthening cybersecurity measures and operational resilience. > See "Cyber security" (P77) for details.
Demonstration of robust corporate governance	• Honesty and integrity financial services that support a resilient and sustainable economy and society are provided.	• Business operations that make every effort to serve customers' best interests. > See "Customer-oriented undertakings" (P79) for details.

Strategies to Improve Corporate Value

Accelerate Transformation & Innovation

Continuous "Transformation & Innovation" is the foundation that supports the pillars of "Expand & Refine Growth Strategies" and "Drive Social & Environmental Progress."

We are committed to implementing corporate transformation, including software that supports the base of all business activities such as cultural reform and human capital investment; enhancing AI and data platforms, and strengthening systems development resources.



Expand & Refine Growth Strategies

Drive Social & Environmental Progress

Accelerate Transformation & Innovation

(1) Accelerate Agility Transformation



P58

- Become a new MUFG, adding "Challenge and Agility" to "Integrity and Responsibility" to lead the social change
- Under the banner of the revised MUFG Way, accelerate the agility transformation and create a corporate culture in which people think, decide, and act for oneself and do so swiftly
- As part of working environment development, promote simplification of procedures and review of authorization and internal meeting protocol

(2) Enhance human capital



P59

- Become a global financial group making a positive social impact and fostering a culture where our employees thrive
- To enhance human capital, work on "employee enablement and progression," "improvement in employee engagement," "diversity, equity & inclusion (DEI) workforce," and "embedding a culture of healthy working," and realize "strengthening business competitiveness" and "create an agile culture empowering employees to tackle challenges"

(3) Enhance AI/data infrastructure



P60

- Enhance AI/data infrastructure for the widespread adoption and habituation of AI/data utilization by all employees to realize data-driven management, increased customer value, and improved productivity.
- Realize a new normal where AI is used in all business operations, including through the internal consulting function, and where all employees use Business Intelligence on a daily basis

(4) Increase System Development Capacity



P61

- Invest ¥800 billion in systems development to increase the ratio of structural and infrastructure investment for medium- to long-term growth
- Strengthen the necessary systems development resources as a strategic pillar to achieve the above, and commit to key measures, including increasing IT developers, enhancing collaboration between IT and business divisions, and developing / securing expert talents

Strategies to Improve Corporate Value | Accelerate Transformation & Innovation

CHRO Message



Create an environment where all employees can genuinely thrive

Kenji Horikawa
Group CHRO

MUFG's Approach to Human Capital Management

With the start of the new MTBP, MUFG will maintain our human capital management approach to strive to become a global financial group making a positive social impact and fostering a culture where our employees thrive. Human capital management will play an important role in directly and indirectly supporting the three pillars of the new MTBP, "expand and refine growth strategies," "drive social and environmental progress," and "accelerate transformation and innovation."

Since last year, we have been working on the four key initiatives for enhancing human capital, "employee enablement and progression"[1]," "improvement in employee engagement," "Diverse, Equitable & inclusive (DEI) workforce," and "Embedding a culture of healthy working." We are also promoting "strengthening business competitiveness" and "create an agile culture empowering employees to tackle challenges" as two pillars of human capital strategy.

Improving MUFG's corporate value in the medium- to long-term requires enhancement of HR framework, education, and training aligned with the business strategy. We also must make continuous appropriate investment in the foundation that enables employees to work vibrantly and earn success, such as promotion of DEI and health management. These initiatives ensure employees find their jobs rewarding, resulting in improved holistic wellbeing.

*1 Revised from "nurturing professionals & reskilling"

Human Capital KPIs

Detailed human capital KPIs have been set to accelerate the above four key initiatives, and the targets have been disclosed. We will improve each measure by quantitatively assessing the progress. We will continue to consider more effective KPIs and targets flexibly, corresponding to their progress and changes in the external environment.

Human Capital KPIs

OUTCOME (created value)	Vision	A global financial group capable of contributing to society and customers by making a positive social impact and foresting a culture where our employees thrive			
	Pillars of human capital management	Strengthening business competitiveness		Create an agile culture empowering employees to tackle challenges	
		Employee Holistic Wellbeing			
INPUT / OUTPUT (investment in / utilization of human capital)	Four key initiatives	Human Capital KPIs		Progress[1] (FY2023)	Target[1] (FY2026)
	Employee enablement and progression	Digital specialists	Core DX specialists	747	1,200
			IT skill acquisition[2]	70.9%	100%
		Global management resources	Candidate pool for key overseas posts	3.6X	Maintain 3X or more
	Improving employee engagement	Engagement score[3]		73%	A level improved from the fiscal 2023 result
	DEI workforce	Ratio of female managers (Japan)[4]		22.3%	27%
		Ratio of eligible male employees who took childcare leave[5]		86.1%	100%
		Female aspiration[6]		—	No set target
		Inclusion score[3]		75%	Maintain 75 or more
		Ratio of employment of people with disabilities		2.72%	Maintain statutory employment ratio or more
	Embedding a culture of healthy working	Absenteeism		0.96%	1% or lower
		Presenteeism		17–18%	15% or lower

*1 Total for the three main domestic subsidiaries (bank, trust bank, securities)
*2 Participate in IT Passport e-learning, and acquire IT-related qualifications
*3 Consolidated basis, including major overseas subsidiaries (engagement and inclusion scores are from Group Employee Survey)
*4 37.6% progress (FY2023) on a consolidated basis, including major overseas subsidiaries
*5 Real ratio of childcare leave usage reflecting the expiration date for the leave
*6 Ratio indicating aspiration for higher positions among female employees

Strategies to Improve Corporate Value | Accelerate Transformation & Innovation

CHRO Message

Key Measures for Enhancing Human Capital

The significance and details of the three focus measures are explained below:

(1) Alignment of business and HR strategies
The external environment surrounding MUFG is changing rapidly, causing substantial changes in the quality and quantity of human resources necessary for executing the business strategies. Timely understanding of the requirements, development, and supply of necessary resources will become increasingly important from an HR perspective.

We will continue prioritizing the alignment of business and HR strategies, and reinforcing cooperation with business units. By clarifying the necessary business skills and expertise for each area and building optimal recruiting systems and development programs, we will accelerate the enhancement of professional human resources. We will also promote human resource development for growth areas such as global and digital businesses from a group-wide perspective.

(2) Support for employees' autonomous career development
We will create an agile culture empowering employees to tackle challenges, where all employees upskill autonomously for their career development, regardless of age or gender. Various career paths will be developed and supported to enable employees to work vibrantly and earn success as professionals in the vast field of MUFG, including establishing frameworks for career changes such as internal recruitment and specialist career courses.

(3) DEI workforce
MUFG has business locations in more than 40 countries worldwide, and our workforce consists of employees with diverse backgrounds and values. This diversity is our greatest strength. We will strive to create an environment where the employees recognize and respect their differences, fulfilling their potential and genuinely thriving. Diverse values are the source of new ideas and new modes of behavior and, in turn, foster an open-minded corporate culture and the creation of new value that transcends the expectations of customers and society.

In terms of DEI workforce, we focus on increasing the Ratio of female managers. We will accelerate the measures in Japan which particularly face challenges, with the group target of 27% by FY2026. To increase management resources including female managers, we will promote succession plans for key positions with the business units and visualize the development and promotion plans for core talents.

To Our Stakeholders

Under the new MTBP, we will continue to enhance human capital through the above-stated focus measures to increase MUFG's corporate value in the medium- to long-term. In addition, we will raise awareness of "agility," which was added to the MUFG Way Values.

This refers to faster decision-making and action by streamlining procedures and processes and the agility to respond flexibly to changes.

Agility transformation has two key elements.

The first element is "proactiveness." A resilient organization is the sum of employees' proactive initiatives. More employees should act independently, taking ownership and pride in their jobs.

The second element is "diversity." "Inclusion" is especially important in DEI. Establishing a culture where different ideas across business areas are accepted and appreciated will improve our ability to respond to change.

Lacking either will make true agility transformation difficult. Improving proactiveness and diversity will create a strong force, including through synergies. Taking the first step is crucial. Accumulating small changes in awareness and behavior in daily operation, such as making changes without being constrained by precedents if an issue is identified or accepting different opinions and considering them without bias, will become a strong force that changes the company.

My core belief ("My Way") is to "always be cheerful and act openly and honestly, and make others cheerful and vibrant." I strive to indirectly contribute to improving the proactiveness and diversity of people around me by maintaining awareness about what I say and do. As the Group CHRO, I hope to increase contact with Group company employees and contribute to improving MUFG's proactiveness and diversity.

My primary mission is to establish and provide an environment where employees with proactiveness and diversity can work vibrantly towards realizing the purpose of MUFG Way: to be "committed to empowering a brighter future." I aim for a world where all employees can grow and earn success as professionals and feel their well-being.

Strategies to Improve Corporate Value | Accelerate Transformation & Innovation

(1) Acceleration of Agility Transformation



Major KPI

"Agility" score*1

A level improved from the current status (71%)

*1 Average of positive responses to the three questions regarding "Agility" in the annual MUFG employee survey

Target / Strategy Aim

- Becoming a new MUFG: Infusing "Integrity and Responsibility" with "Challenge and Agility"
- Foster a culture of thinking, deciding, and acting for oneself and doing so swiftly to lead the change

Promotion of challenges | Speedy business operation

To continue to be selected by the customers in a world that is changing at an accelerating pace, we must be able to offer innovation and agility, in addition to safety and security.

Our Agility Transformation creates a corporate culture in which people think, decide, and act for themselves and do so swiftly. We strive to transform into a new MUFG equipped with "Agility" in addition to "Integrity and Responsibility".



Summary of Key Measures



Improving corporate value and employee engagement
2 Mindset
MUFG Way revision
Agility principles
Challenge and Agility
3 Opportunities to practice
Reflect in performance review
Strengthen expertise
1 Working environment
Simplify procedures and meeting protocol
Delegate authority / streamline reporting lines
Enhance business infrastructure

MUFG has established a framework for transforming corporate culture. Achievements and issues are confirmed through the annual MUFG Group employee survey and the Cultural Transformation Council.

During the previous MTBP period, we made progress in instilling the willingness to take on challenges among the employees. On the other hand, issues remain with "Agility," particularly regarding the Byzantine consensus-building process and the complexity of rules and procedures. We are advancing Agility Transformation, utilizingthe framework.

① **Working environment:** Started review of 70 procedures based on the voice of employees, simplification of meeting protocol, and delegation of authority.
② **Mindset:** Established the five "Agility" principles for managers, including "Agility over perfection: Focus on the key information needed to support pragmatic decision making, adjusting actions as necessary along the way."
③ **Opportunity to practice:** Added "Challenge and Agility" to the performance review, and reflected the Agility Principles in the 360feedback.

Hideaki Takase
Managing Corporate Executive
Group CSO

Agility Transformation with Everyone as the Protagonist

Spending hours and hours on discussions or running around making coordination among multiple stakeholders... This was a common sight at MUFG. However, always doing this would lead to a loss of motivation and agility.

Providing safety and security is one of our most important missions but being "committed to empowering a brighter future" in the coming era also requires agility. With this in mind, we added "Agility" to MUFG Way Values.

When you hear "Agility," you might think of efficiency through top-down decision making. However, we believe that "good communication between professionals and the right people making decisions" ultimately leads to agility and consequently, better services.

Agility Transformation with participation by all. Please stay tuned for MUFG's new challenge.

Strategies to Improve Corporate Value | Accelerate Transformation & Innovation



(2) Enhance Human Capital

Major KPIs

Engagement score	Ratio of female managers (Japan)
A level improved from the current status (73%)*1	27.0% (22.3%)*1

*1 FY2023 Result

Target / Strategy Aim

- Become a global financial group making a positive social impact and fostering a culture where our employees thrive
- To enhance human capital, work on "employee enablement and progression," "improvement in employee engagement," "diversity, equity & inclusion (DEI) workforce," and "embedding a culture of healthy working," and realize "strengthening business competitiveness" and "create an agile culture empowering employees to tackle challenges"

MUFG positions human capital as one of the most important types of capital and aims to become a global financial group making a positive social impact and fostering a culture where our employees thrive.

To realize our vision, we have been working on the four key initiatives for enhancing human capital, "employee enablement and progression," "improvement in employee engagement," " diversity, equity & inclusion (DEI) workforce," and "embedding a culture of healthy working." We also promote "strengthening business competitiveness" and "create an agile culture empowering employees to tackle challenges" as two pillars of human capital management (HCM).

Detailed human capital KPIs have been set to accelerate the key initiatives, and the targets have been disclosed. We will improve various measures by quantitatively assessing progress. We will flexibly consider more effective KPIs and targets corresponding to their progress and changes in the external environment to promote HCM.

Summary of Key Measures

MUFG's Approach to Human Capital Management



Target
A global financial group capable of contributing to society and customers by making a positive social impact and fostering a culture where our employees thrive
HCM core pillars
Strengthening business competitiveness
Create an agile culture empowering employees to tackle challenges
Employee Holistic Wellbeing
HCM Four key Initiatives
1 Employee enablement and progression: Employee & skills development
2 Improving employee engagement: Career fulfillment
3 DEI workforce: Empowered & supported to succeed
4 Embedding a culture of healthy working: Physical, mental & emotional well-being
Reinvestment in human capital
Embedding the desired culture
HCM foundation and structure

① **Employee enablement and progression:** Enhance cooperation between business units and HR to clarify the necessary business skills and expertise for each area, build optimal recruiting systems and development programs, and accelerate the enhancement of professional human resources. Promote human resource development for growth areas such as digital business with a group-wide perspective.

② **Improving employee engagement:** Improving corporate value and employee engagement is critical for improving corporate value in the medium- to long-term. We will implement ongoing employee return programs, such as the stock compensation plan, and support autonomous career development for each employee.

③ **DEI workforce:** We will strive to create an environment where employees recognize and respect their differences, fulfill their potential, and genuinely thrive. We are primarily focused on increasing the ratio of female managers.

④ **Embedding a culture of healthy working:** We prioritize our employees' physical and mental health. "MUFG Declaration of Health Management" was announced in April 2024, and various measures are being promoted.

Strategies to Improve Corporate Value | Accelerate Transformation & Innovation

(3) Enhance AI/Data Infrastructure



Major KPIs

Number of AI projects supported	Number of BI*1 users
Over 300 (accumulated)	Over 20,000

*1 Business Intelligence. A framework for analyzing and visualizing enormous volume of data and utilizing it in the course of operational and management decision-making

Target / Strategy Aim

- Widespread adoption and habituation of AI/data utilization for "realization of data-driven management," "increase customer value," and "improve productivity"
- A new normal where AI is used in all business operations and all employees use BI on a daily basis

We will enhance AI/data infrastructure for all employees' widespread adoption and habituation of AI/data utilization to realize data-driven management, increased customer value, and improved productivity. We will also explore and utilize advanced technology through broad data collection with AI intelligence activities.

Major KPIs are (1) over 300 AI support projects (accumulated) and (2) over 20,000 BI users. For (1), the internal consulting function will support and promote group-wide AI/data projects to improve business efficiency, create new business opportunities, and enhance competitiveness. For (2), about 10,000 employees are currently using BI in business. We aim to increase the number of employees who routinely use BI.



Summary of Key Measures

Widespread adoption and habituation of AI/data utilization
AI intelligence
Exploration and verification of new technology and human resources exchange
Consolidate group-wide intelligence
Internal consulting
Arrange specialized employee in each business group and support group-wide digitalization
AI/data infrastructure
AI infrastructure
AI development and functionality enhancement
BI infrastructure
Enhancement for group-wide utilization
Data infrastructure
Expand data coverage, cross entity collaboration, such as the Bank × NICOS, etc.

(1) **AI/data infrastructure:** We will increase the coverage of data accumulated on AWS and enhance infrastructure to maximize AI capabilities. This will improve data analysis quality and quantity, improving services, profitability, and risk management.

(2) **Internal consulting function:** Dedicated staff responsible for upstream DX promotion will cooperate with Business Groups and departments to propose projects, etc., and provide strong support for digital measures using AI and BI.

(3) **AI intelligence:** Accelerate the use of AI by building a network with innovative AI technology developers and research institutions overseas to gather information and exchange information, including its use with domestic and overseas financial institutions.

Tadashi Yamamoto
Managing Corporate Executive
Group CDTO

Strongly promote AI utilization

AI and data utilization, digital-driven business creation, and functionality development are being enhanced by integrating group-wide DX and data functions.

AI utilization is the most important initiative that will determine the competitiveness of financial institutions. We established a group-wide project team*2 on ChatGPT and established the environment in each Group company, starting with the use in MUFG Bank in May 2023. To increase usage, we are considering a search function for internal procedures, a support function for Wealth Management proposals, and the installation of assistance functions in approval processes. We also invited ideas from employees, resulting in over 200 use cases. We aim to increase use across the group.

We aim to create an environment where AI is used in all business operations through these initiatives.

*2 MUFG Bank, MUTB, MUMSS, NICOS, ACOM



Strategies to Improve Corporate Value | Accelerate Transformation & Innovation

(4) Increase System Development Capability



Major KPIs	
Systems investment **¥800** bn	Ratio of enhancement of strategies / infrastructure Over **30** %

Target / Strategy Aim

▶ Increase system development capability for medium- to long-term growth and strategically invest resources in strengthening the infrastructure



(Billion yen)

- 700 — MTBP before the previous
- 750 — Previous MTBP
- 800 — New MTBP · Over 30%

■ Enhance strategy / infrastructure

Systems development has significance for each of the three pillars of MUFG's new MTBP, "expand and refine growth strategies," "drive social and environmental progress," and "accelerate transformation and innovation." Accordingly, systems investment will be expanded to ¥800 billion in the new MTBP.

We will continue to make necessary investments to provide stable financial services, which is part of a social infrastructure. Strategic investments will improve MUFG's profitability and contribute to the new MTBP's ROE target. We will also invest in enhancing infrastructure, such as for domestic retail and AI/data area, branch communication environment, and internal IT, accelerating systems investment for future growth.

Summary of Key Measures



- Increase IT developers
  - • Increase capacity through new graduate and mid-career recruitment
- Enhance collaboration between IT and business divisions
  - • Confirm systems sufficiency
  - • Instill skills
- Develop / secure expert talent
  - • Development of human resources with expert knowledge in specific areas

① **Increase IT developers:** New graduate and mid-career recruitment will be strengthened to meet MUFG's increasing need for systems investment, and we will enhance systems development staff. In addition, productivity in systems development will be improved by actively incorporating AI into the development process.

② **Enhance collaboration between IT and business divisions:** We will realize high-quality systems development by building a framework for collaboration between business divisions and the IT department from the early conceptual stage of systems development.

③ **Develop / secure expert talents:** We will enhance the development of highly skilled experts in specific areas, including large-scale and global developments and strategic proposals at the initial stage of systems development.

Infrastructure enhancement initiatives

Overview of the initiatives

A new framework for investing resources in infrastructure enhancement has been built due to concerns that our emphasis was on achieving short-term results from investments in areas such as systems development, and appropriate resources were not being allocated to areas that will have medium- to long-term impact. We will accelerate our efforts toward future growth by improving the speed, such as streamlining the project approval process.

For example, we built a long-term relationship with customers based on trust by investing resources in developing effective promotions and incentives and an app that makes personalized proposals on optimal products for the "domestic retail customer base" project.

Resource investment

Domestic retail customer base	Promotion point to the cost and development of an app for personalized product proposals, etc.
AI/data infrastructure	AI model development and use, data platform enhancement towards standardized data, R&D, etc.
Human capital	Training costs for reskilling, human resource development, etc.
New business portfolio	New business creation projects using new technologies, including those related to Web3
IT Infrastructure	Improve branch communication / equipment, strengthen internal IT infrastructure, systems architecture strategy, etc.

Strategies to Improve Corporate Value | Accelerate Transformation & Innovation

Experienced Hire Round Table



[Facilitator]	[Participant]	[Participant]	[Participant]
Akiko Shikimori	**Mami Mitsuji**	**Shoko Kuwatsuka**	**Eiji Shokatsu**
Chief Corporate Branding Officer Managing Director, Head of Corporate Planning Division Mitsubishi UFJ Financial Group, Inc.	Assistant General Manager Planning Department, Human Resources Division Mitsubishi UFJ Morgan Stanley Securities	Senior Manager Business Promotion Group Sustainable Business Division MUFG Bank	Senior Manager Bond & Hedge Fund Investment Department Investment Product Development Division Mitsubishi UFJ Trust and Banking

Transforming Our Culture
How We're Building a Proactive,
Challenge-Embracing Company Today

MUFG Champions Cultural Transformation, Aiming to Elevate Corporate Value in Times of Change and Diversification.
A closer look at Progress and Outcomes through the Eyes of Three Mid-Career Hires Engaged in a Frontline Discussion.

▌Observations after joining MUFG

Shikimori: Let's begin by asking about your career history and current responsibilities.

Shokatsu: I was broadly engaged in asset management at a life insurance company, mainly investing the premiums received from the customers. Leveraging on the market expertise and know-how acquired, I'm currently responsible for identifying superior hedge funds and introducing them to our clients.

Kuwatsuka: I was in charge of financing at a department engaged mainly in development and investment in infrastructure projects such as electricity and water. I now belong to the Sustainable Business Division and support our customers' sustainable growth by providing solutions for environmental and social issues.

Mitsuji: I worked in corporate sales and human resources at an office equipment manufacturer. In human resources, I was responsible for ensuring that the employees understood the human resources system, in addition to recruitment, human resource management, and human resource system design. Now, I work in the Planning Department, Human Resources Division, overseeing employee benefits and pensions and employee surveys.

Shikimori: I also worked for many years for an electronics manufacturer and promoted corporate transformation through corporate communications. Let's move to the main topic. Please tell us about the issues regarding MUFG you identified after joining and how you are addressing them now.

Shokatsu: I felt that MUFG's qualitative analysis was superior for selecting hedge fund strategies and evaluating the hedge funds themselves, but there were issues with quantitative analysis. I have experience developing investment decision-making models using statistical market analysis, so I'm leveraging my knowledge to strengthen and enhance quantitative analysis.

Kuwatsuka: After joining MUFG, I noticed a positive feature: the whole company supports taking on challenges. I felt there

Strategies to Improve Corporate Value | Accelerate Transformation & Innovation

Experienced Hire Round Table



was a deep-rooted culture of valuing people who proactively identify issues and take on challenges.

Sustainable Business Division is engaged in cutting-edge initiatives, so everyone quickly accumulates new expertise and know-how. We must further improve productivity and creativity by building an intellectual infrastructure utilizing digital transformation to share knowledge within the company.

Mitsuji: I felt that MUFG provides an excellent work environment. In such an environment, some employees are engaged in work and willing to take on challenges, while others are more conservative, perhaps due to the characteristics of the financial services industry.

For the people and the organization to grow together, the company must have many employees who strive to lead the changes rather than wait for the company to change. I want to create a human resources framework that can provide solid support for such actions.

▌MUFG's challenges and valuable legacies

Shikimori: Next, I'd like to ask about MUFG's work environment and approach to work.

What I have often heard are concerns about procedures being complicated and approvals or decision-making taking a long time. In an era of rapid change, there is a recognition of the need to offer customers value not only in terms of the safety



and security that have always been cherished but also in terms of innovation and agility. From this awareness of the issue, the new medium-term business plan has identified "Agility Transformation" as an important theme.

Mitsuji: To give an example using presentation materials, I feel there are obstacles before obtaining approval, such as requiring that the material be 100% completed before moving to the next step.

However, there are signs of change, and my supervisor recently told us to "share at 30%, discuss at 50%, and make a decision at 70% to move forward." If everybody implements this, the speed of progress will change significantly.

Kuwatsuka: I haven't experienced a significant hurdle to approvals and decision-making from such a perspective at my division.

Shokatsu: I agree. My department works in new areas, so nobody knows what 100% might look like. We try to move towards the best possible option.

Shikimori: I see. So there are differences in mindset, approach, and sense of urgency between existing divisions and newly established ones. I'd like to share these inter-divisional differences as challenges to be addressed in advancing our Agility Transformation.

Kuwatsuka: I particularly appreciate the features of MUFG, which are the customer base, human capital, and financial strength. On the customer base, MUFG has a close relationship with many Japanese companies and can engage in a dialogue regarding management issues, sharing the perspective with the customers. On human capital, MUFG has many employees willing to act, boosting progress through joint efforts. Significant financial strength is required to drive businesses and industries, and MUFG has solid financial resources to meet the demand. These factors interact to create MUFG's consolidated strength.

Shokatsu: While specialists are joining MUFG as experienced hires, other employees have resigned. One reason seems to be that MUFG tends to require employees to be capable in every area and appreciates generalists.

Now, a specialist career development route to pursue expertise is being established.

Shikimori: That's right. The whole of MUFG supports specialist career development. We cannot build a strong team unless we become a company that appreciates experts more, where employees with various career backgrounds can participate.

Kuwatsuka: The specialist aspect applies to my department, too. In the sustainability area, the world is changing significantly through regulatory revisions and technological innovations. We must continue learning or risk being left behind. There is a limit to what individual efforts can achieve, so I'd like to create a company-wide framework to share and spread knowledge.

Shikimori: To enhance professionalism as a team, we must build a platform for sharing necessary knowledge and expertise and create an environment for mutual learning. How about the Human Resources Division? What are your issues?

Mitsuji: In many companies, management and human resources lead top-down initiatives to improve engagement. I think MUFG has the same tendency. It's not so much of an issue, but improving engagement in an organization with a bottom-up approach isn't easy.

Shokatsu: Is that so? A bottom-up approach is the basis of my department.

Kuwatsuka: At my department, some initiatives are promoted with a top-down approach, but at the same time, we're promoting a bottom-up approach. The frontline employees who can capture the customers' issues make

Strategies to Improve Corporate Value | Accelerate Transformation & Innovation

Experienced Hire Round Table

proposals to the management. In addition, everyone, including younger employees, is given discretion. They seem to accumulate experience, stating opinions at meetings with customers and external partners and taking responsibility for implementing measures.

Shikimori: I see. Through her involvement in employee surveys, Ms. Mitsuji can see the reality of the top-down approach applied in many departments. On the other hand, some new departments promote various initiatives with a bottom-up approach, creating a culture of taking on new challenges.

Shokatsu: For example, if the supervisor is not very familiar with hedge funds, those of us with knowledge must take a bottom-up approach.

Shikimori: Regarding management, managers cannot fully know all the details of specialized business operations. In my experience, as I was promoted to Chief Manager and then to General Manager, I accepted that it was only natural that I couldn't micro-manage everything as my responsibilities expanded. It's important to try not to know everything, delegate where you should, and improve the team's performance together. Balancing the top-down and bottom-up approach is necessary.

▌Contributing to the reform

Shikimori: MUFG's cultural reform still has a way to go. How would you like to contribute to making MUFG a better company?

Kuwatsuka: Customers' needs and issues will change, as will social and environmental issues. As my background was in funding projects that were difficult to finance, I'd like to pursue solutions for the issues that customers and society face.

Shikimori: Customer engagement will be the key. It is a complex theme but an important one.

Kuwatsuka: Yes. I am very empathetic to MUFG's Purpose of being "committed to empowering a brighter future." It forms the core of my belief. I want to make efforts to continue



providing solutions to the needs of customers and society through sustainable engagement.

Shokatsu: I'd like to improve the customers' asset value and satisfaction by improving investment performance. To that end, I'd like to further enhance my ability to identify hedge funds. If there's an opportunity, I'd like to develop investment models at a department involved in quants models and AI research to provide value to the customers. Internally, I could contribute to knowledge sharing by explaining the quantitative analysis method to other members.

Shikimori: It is frequently said that "to change a company, human resources must change first."

Mitsuji: At MUFG, personnel transfers across business units and operations are possible. This creates numerous opportunities to meet people with diverse perspectives and leads to new possibilities for the individual.

I want to expand my perspective beyond human resources and take on many challenges with personal interest. Changing workers' awareness is the essence of corporate reform. I'd like to leverage my experience and impact MUFG's vision from a human resources perspective.

▬ **Reflecting on the round table discussion**

Now is the time for transformation, towards a new MUFG

In 2022, MUFG Bank launched "Beyond MUFG: Empower the Experienced Hire as a Force of Change," an internal SNS community, with the hope that the ideas and actions of the experienced hires would become a driving force for cultural transformation at MUFG. Many of the experienced hires note the extensive effort spent on inward-looking tasks at MUFG but also appreciate the openness of the employees to diverse opinions and new working styles. I myself have been keeping a "Surprise Diary" since joining to keep my perspective fresh and to turn the daily surprises into opportunities for change. By further promoting constructive dialogue between experienced hires and other employees, and creating an environment that embraces diverse thoughts and mutual inspiration, we can enable employees to make full use of the wonderful organization that is MUFG and make significant contributions to society. MUFG can truly empower a brighter future of the society by creating new values, centered around our core Purpose, leading to employee-driven change, pride and engagement. Communicating these actions and transformations to the world, showcasing a new form of leadership in financial services, that is the "MUFG Way in my own terms", and my goal is to spearhead a communication strategy that not only advances corporate transformation but also positively impacts society.

Akiko Shikimori
Chief Corporate Branding Officer
Managing Director, Head of
Corporate Planning Division
Mitsubishi UFJ Financial
Group, Inc.



Strategies to Improve Corporate Value | Accelerate Transformation & Innovation

Highlights of Transformation

Through various measures, our employees' willingness to take on new challenges is increasing. At the same time, we have advanced reforms in our human resources framework to be able to support their challenges. We will continue our efforts to improve agility and further strengthen our corporate infrastructure to accelerate corporate transformation. Our aim is to create a corporate culture where each and every employee thinks, decides and acts for themselves and do so swiftly.

Examples of efforts to date

MUFG Way Employee Sessions
Dialogues about purpose



Session within multinational teams

MUFG Way Boost PJ
Outreach to embed the MUFG Way



MUFG Way
MUFG Way
BOOST
PROJECT

Introduce employees embodying the MUFG Way

MUFG SOUL
CSR activities planned by employees



Activity to support "Children's cafeteria"

MUFG KOGEI Project
Support transformation to pass on traditions



Dialogue
Mr. Yuji Akimoto
Professor Emeritus
(Tokyo University of the Arts)
x
CEO Kamezawa

Learn from kogei that keeps the tradition alive

Spark X
New business incubation program

Outsourcing service for condominium management association

PROTHIRD

Launch of first business under the program approved

MUFG Park
Open up facilities and activate dialogue with local communities



MUFG PARK 2023/06/26 OPEN!

Opening ceremony

Reform of the HR frameworks
Encourage employees to challenge



No. of Career Hires / No. of Hires by Business Area
289
966
FY2021
FY2023
No. of Applicant for Job Challenge
2,303
3,037
FY2021
FY2023

81 branch managers appointed through open recruitment (FY2021–FY2023)

Many other activities in which employees play a leading role



Go Beyond with you
ともに変わり続ける・超えていく

MUFG Headquarters Bldg. PJ
Headquarters building project led by employees



Japan Rugby League One
Development of the next generation with sports



Internal Financial Results Presentation

Areas to be addressed

Leveraging "Integrity and Responsibility" and "Agility"
- Development of corporate culture "challenge × agility"

Strengthening of the corporate infrastructure for medium- to long-term growth
- Enhancement of human capital
- Accelerating strategic system development
- Development of AI and data infrastructure

Accelerate Transformation & Innovation

Foundation Supporting the Corporate Value

CONTENTS



MUFG KOGEI Project 3

**MUFG Bank Nagoya Building
5F Conference Room Area Partition**
Steel used in a lattice pattern depicting Nagoya Yuzen textiles

▶ Click for details about the MUFG KOGEI Project.

MUFG KOGEI PROJECT

Foundation Supporting the Corporate Value

Messages from Outside Directors

Musings on the formulation of the MTBP by an outside director

Hirofumi Nomoto
Outside Director
(Lead Independent Outside Director)

Chairman & Representative Director, TOKYU CORPORATION
Tenure as an Outside Director: Five years



Preparation of the new Medium-Term Business Plan

To prepare the previous Medium-Term Business Plan ("MTBP"), the executives had discussions throughout the year, whereas the Board of Directors commenced deliberations only a month before the resolution. We had to review a plan that was almost finalized within a limited time. Some outside directors criticized the lack of adequate time to incorporate external perspectives

in drafting the most important Group management plan and deemed it problematic. There were additional requests to broaden the discussion topics beyond the three-year MTBP period, to consider the strategic direction for the financial institution from a medium- to long-term perspective.

Based on these comments, the Board of Directors discussed the MTBP in five meetings in the current process, getting involved with the executives from the early stages. In August, we deliberated the executives' medium- to long-term hypothesis, including the "future vision for the financial services group" in ten years, reflecting on the changes in the macroeconomic environment and customer behavior. The supervisory side was involved in ongoing discussions to establish the new MTBP.

The MUFG Board of Directors engages in diverse discussions, leveraging the skills and experience of the outside directors. To give an example, one key consideration in discussing the MTBP was the clarity of the message for the Japanese and overseas stakeholders. Firstly, the appropriateness of giving "drive social and environmental progress" the same level of priority as "expand and refine growth strategies" was pointed out while reviewing the Basic Policy of the MTBP. The possibility of raising concerns about compromising profitability was pointed out, especially since the ROE and share price have not yet reached the medium- to long-term target. As a result, I believe the executives' intention was expressed clearly in the message, "We will serve our commitment to empowering a brighter future for all stakeholders, producing economic and social value."

Secondly, from the perspective of a corporate executive including myself, we strongly argued that MTBP will only become meaningful when effectively communicated to the employees who implement it. MUFG has many employees, and I believe we were able to share the understanding that successful implementation of the MTBP requires having each employee take ownership and reflect it on daily activities. Consequently, a "commentary" summarizing the essence of the MTBP was prepared and distributed to all employees. All officers and General Managers are holding sessions to communicate the MTBP to all subordinates in their own words. We had further

meaningful discussions, including the need for infrastructure investment for IT and digital transformation and the approach to individual KPIs for "driving environmental and social progress."

Issues to be addressed by MUFG

MUFG is renowned for its consolidated strength, engaging in various reforms and taking on many challenges under the leadership of CEO Kamezawa. While a positive cycle is being created, I feel the full potential is yet to be realized. Issues noted from an outside director's perspective include the culture and speed reform, digital transformation, and promotion of human capital and DEI. These all take time to address. The role of the Board of Directors, including the outside directors, is to monitor the status of execution in a timely and appropriate manner and encourage taking on challenges as necessary. I would like to continue to provide rigorous but kind supervision to sustainably improve MUFG's corporate value.

Small meeting with investors (March 2024)



Participants, including Directors Nomoto (center) and Watanagase (left), discussed a wide range of topics, including assessing management's execution, the roles of the outside directors, and issues for MUFG.
https://www.mufg.jp/dam/ir/presentation/2023/pdf/main_qa240322_en.pdf

Foundation Supporting the Corporate Value

Messages from Outside Directors



Retired

Tarisa Watanagase
Period in office:
June 2017 to June 2024



Newly Elected

Hiroshi Shimizu
Period in office:
June 2024 to the present



Newly Elected

Mari Elka Pangestu
Period in office:
June 2024 to the present

MUFG's governance is making steady progress

MUFG's Board governance evolved steadily over the seven years of my tenure as an outside director. The Board structure is now more compact, with outside directors as the majority, and the number of female directors has also increased, promoting diversity. Outside directors are effectively utilizing the opportunities for candid exchanges with the Chairman and CEO and with top executives of subsidiaries, which has further improved the Board's effectiveness.

The sale of MUB was a particularly memorable agenda item for the Board. In making the decision, outside directors asked the right questions, raised concerns based on their skills and experiences, and shared their advice. It was an example of a successful transaction brought out by the Board and Management working together.

The management made significant progress by reviewing the business portfolio, focusing on driving growth in high-potential business segments and regions, and further strengthening MUFG's financial and business foundation.

Management is also aware of the need to continue efforts to enhance important backbones supporting corporate activity, such as IT systems, digitalization, HR including DEI initiatives, and corporate culture transformation. I look forward to watching over future growth.

Growth Strategy Centering on Agility

I currently serve as the Representative Director and President of Nippon Life Insurance Company, focusing on global financial management. Previously, I have worked in areas including group strategy planning, revenue management, product development, core systems integration, investment, and asset management. In its new Medium-term Business Plan ("MTBP"), MUFG added "agility" as a new factor to its Values, which is one of the components of the "MUFG Way."

Strategies centering on the three pillars of the MTBP will be promoted with a more proactive approach and sense of urgency. I will contribute as an outside director to ensure that the market recognizes MUFG as a company that can capture growth. Customers' demand for financial institutions has further diversified. As the president of another financial group, I work daily on "promoting customer-oriented business operations" and "realizing a safe, secure, and sustainable society," which will be the foundation for growth.

I will leverage my experience and knowledge in the financial industry to contribute to improving corporate value and realizing MUFG's Purpose of being "committed to empowering a brighter future."

Aiming at further corporate transformation

After a career with the University of Indonesia and the Centre for Strategic and International Studies, Indonesia, I served as the Minister of Trade and Minister of Tourism and Creative Economy of the Republic of Indonesia and subsequently became the Managing Director of the World Bank in charge of Development Policy and Partnerships.

Under its Vision to "be the world's most trusted financial group," MUFG provides diversified financial services as a global financial partner and in the domestic market.

It has actively undertaken corporate transformations to respond to the digital economy and the social requirements for sustainability. To meet these goals while achieving steady growth, MUFG must continue undertaking transformations with a sense of urgency.

I will leverage my experience in the areas of macro economy, trade, finance, development, and sustainability to capture economic growth, especially in MUFG's second mother market of Asia, and in meeting its sustainability and carbon neutrality goals to contribute to increasing the corporate value over the medium and longer term.

Foundation Supporting the Corporate Value

Corporate Governance

Basic Policy

We have positioned properly developing and operating our corporate governance as one of the most important issues. MUFG has built a stable and effective corporate governance structure with an emphasis on external oversight. The holding company adopted the "company with three committees" structure to secure separation between supervision and execution, thereby strengthening the oversight function of its Board of Directors. Through these measures, we endeavor to develop a more effective and efficient governance system that will enable us to gain the understanding of stakeholders.

Board of Directors

The Board of Directors decides key management policies and is responsible for management oversight. Decisions other than matters stipulated by laws and regulations shall, in principle, be delegated to corporate executives.

MUFG's Board of Directors consists of 16 directors equipped with diverse knowledge and expertise. The composition of the outside directors is focused on diversity in terms of nationality, gender, and other attributes[1].

[1] Agreeing with the "Challenge Initiatives for 30% of Executives to be Women by 2030" led by the Nippon Keidanren, MUFG is proactively promoting inclusion and diversity initiatives.

Independence and Diversity of Directors



11/16
68.8%
Non-Executive Directors

Female directors **4**/16
Foreign nationals **2**/16

9/16
56.3%
Independent Outside Directors

Securing independence and diversity

Management Structure

General Meeting of Shareholders

Mitsubishi UFJ Financial Group, Inc.

Oversight

Board of Directors

Non-Executive Directors (11)

Executive Directors (5)

Statutory Committees

Nominating and Governance Committee

Compensation Committee

Audit Committee

Risk Committee　　U.S. Risk Committee[1]

*1 Established based on the U.S. Prudential Regulation

■ Internal Directors　　　　■ Outside Directors
■ Internal, Non-Executive Directors　　★ Chairperson

Execution

Global Advisory Board　　**Executive Committee**　　Committees, etc.

President & Group CEO

Officers in Charge
Business Groups

Officers in Charge
Corporate Staff Units

Officers in Charge
Corporate Risk Management Units

Officers in Charge
Internal Audit Division

Audit

Reporting / Instruction

Independent Auditors

Reporting / Evaluation

Accounting Audit

MUFG Bank, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
Mitsubishi UFJ Securities Holdings Co., Ltd., etc.

* Independent Auditors appointed by each entity

General Meeting of Shareholders

Board of Directors　　Audit & Supervisory Committee

Cooperation

Corporate Governance

MUFG's directors have been selected with a view to ensuring a well-balanced composition and include individuals boasting in-depth knowledge of its business operations, as well as specialists in finance, financial accounting, risk management, legal compliance, and other diverse areas of strength. In addition, MUFG has secured human resources with experience in "global" fields, "IT/digital," and "sustainability," all of which are deemed to be matters of growing importance for its business operations.

The Board of Directors identified themes requiring particular priority and follow-up monitoring from among issues specified via mapping that encompassed all agenda items to be handled by the Board of Directors. At the same time, the Board operated effectively and efficiently by continuing a PDCA cycle according to the annual schedule. For fiscal 2023, the Board of Directors supported deeper discussions and decision making by the executive officers by engaging in continued discussions and follow-up on the new Medium-term Business Plan from early stages, confirming the medium- to long-term strategic direction such as the "future vision of the financial services group" based on the changes in the macroeconomic environment and customer behavior.

For details, see "Annual Securities Report" P.86-88 "Board of Directors and the Directors" (only in Japanese)

Roles Outside Directors Are Expected to Fulfill

At MUFG, independent outside directors are expected to fulfill the following six roles.

1	Supervise executives' duties from an independent and objective standpoint
2	Exercise the oversight of conflicts of interest that may occur between MUFG and top management executives or MUFG and controlling shareholders
3	Provide advice and other assistance to top management executives based on their experience and expertise
4	Contribute to sustainable corporate development and medium- to long-term growth in MUFG's corporate value
5	Engage in timely and appropriate decision making in the course of deliberating investment and other management judgments via the careful examination of the reasoning behind the proposals and other information presented to them
6	Sufficiently discuss matters reported or proposed by top management executives, requesting supplementary explanation where necessary and contributing their opinions

List of Directors

	Name	Gender	Current position at MUFG and committee-related duties[1]				Knowledge, expertise and experience						
			Nominating and Governance Committee	Compensation Committee	Audit Committee	Risk Committee	Corporate management	Finance	Finance & Accounting	Legal affairs	Global	IT/digital	Sustainability
Outside directors	Mariko Fujii	Female	○	○		◎		●			●		
	Keiko Honda	Female			○			●			●		●
	Kaoru Kato	Male	○	○	○		●					●	●
	Satoko Kuwabara	Female	○	◎						●	●		
	Hirofumi Nomoto	Male	◎	○			●					●	●
	Mari Elka Pangestu	Female				○		●			●		
	Hiroshi Shimizu	Male				○	●	●				●	
	David Sneider	Male				○				●	●		
	Koichi Tsuji	Male			◎				●		●		
Internal directors	Kenichi Miyanaga	Male			○						●		
	Ryoichi Shinke	Male			○						●		
	Kanetsugu Mike	Male					Internal directors shall have extensive knowledge of MUFG Group's business and the ability to appropriately perform management of MUFG Group				●	●	●
	Hironori Kamezawa	Male	○	○							●	●	●
	Iwao Nagashima	Male									●		●
	Junichi Hanzawa	Male											●
	Makoto Kobayashi	Male									●		●

*1 ◎: Chairperson of the Committee; ○: Committee member

Foundation Supporting the Corporate Value

Corporate Governance

● Type and Number of MUFG Shares Owned as of March 31, 2024 (Dilutive Shares: The number of corresponding vested points in the stock compensation system using a trust structure.)
■ Attendance at Board of Directors Meetings (FY2023)

Outside directors

For career summary of outside directors, please see the website.   https://www.mufg.jp/english/profile/overview/management/index.html


Mariko Fujii
Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: Five years
● Ordinary Shares: 0 ■ 9/9
Former Ambassador Extraordinary and Plenipotentiary of Japan to the Republic of Latvia
Emeritus Professor of The University of Tokyo


Keiko Honda
Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: Four years
● Ordinary Shares: 0 ■ 9/9
Former Chief Executive Officer of Multilateral Investment Guarantee Agency, World Bank Group


Kaoru Kato
Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: Five years
● Ordinary Shares: 0 ■ 9/9
Former President & CEO, NTT DOCOMO, INC.


Satoko Kuwabara
Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: Three years
● Ordinary Shares: 0 ■ 9/9
Partner, Gaien Partners


Hirofumi Nomoto
Member of the Board of Directors (Lead Independent Outside Director)

Tenure as an Outside Director: Five years
● Ordinary Shares: 25,000 ■ 9/9
Chairman & Representative Director, TOKYU CORPORATION


Mari Elka Pangestu (New)
Member of the Board of Directors (Outside Director)

● Ordinary Shares: 0 ■ –/–
Former Managing Director, Development Policy & Partnership, THE WORLD BANK


Hiroshi Shimizu (New)
Member of the Board of Directors (Outside Director)

● Ordinary Shares: 0 ■ –/–
President, Nippon Life Insurance Company


David Sneider
Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: One year
● Ordinary Shares: 0 ■ 8/8*1
Attorney at law


Koichi Tsuji
Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: Three years
● Ordinary Shares: 0 ■ 9/9
Certified Public Accountant

Directors


Kenichi Miyanaga
Member of the Board of Directors
Audit Committee Member
Tenure as a Director: Three years
● Ordinary Shares: 183,678
   Dilutive Shares: 31,580
■ 9/9


Ryoichi Shinke
Member of the Board of Directors
Audit Committee Member
Tenure as a Director: One year
● Ordinary Shares: 1,100
   Dilutive Shares: 0
■ 8/8*1


Kanetsugu Mike
Member of the Board of Directors
Chairman (Corporate Executive)
Tenure as a Director: Seven years
● Ordinary Shares: 292,062
   Dilutive Shares: 133,731
■ 9/9
Outside Director of MITSUBISHI MOTORS CORPORATION
Outside Auditor of Tokyo Kaikan Co., Ltd.


Hironori Kamezawa
Member of the Board of Directors
President & Group CEO (Representative Corporate Executive)
Tenure as a Director: Five years
● Ordinary Shares: 69,639
   Dilutive Shares: 410,951
■ 9/9
Member of the Board of Directors of MUFG Bank, Ltd.
Director of Morgan Stanley


Iwao Nagashima
Member of the Board of Directors
Tenure as a Director: Four years
● Ordinary Shares: 129,081
   Dilutive Shares: 333,291
■ 9/9
President & CEO of Mitsubishi UFJ Trust & Banking Corporation


Junichi Hanzawa
Member of the Board of Directors
Tenure as a Director: Three years
● Ordinary Shares: 58,900
   Dilutive Shares: 218,638
■ 9/9
President & CEO of MUFG Bank, Ltd.


Makoto Kobayashi
Member of the Board of Directors
Tenure as a Director: Two years
● Ordinary Shares: 153,058
   Dilutive Shares: 42,015
■ 9/9
President & Global CEO of Mitsubishi UFJ Securities Holdings Co., Ltd.
President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

*1 Attendance rate for Board of Directors meetings held since assuming office in June 2023.

Foundation Supporting the Corporate Value

Corporate Governance

Fiscal 2023 Initiatives Undertaken by the Board of Directors

(Number of meetings: 9, Attendance ratio (all directors): 100%, Attendance ratio (outside directors): 100%)

Agenda Items Discussed by the Board of Directors

Key Strategies under the Medium-Term Business Plan (MTBP)

- Formulation of the Medium-term Business Plan for FY2024
- Promotion of sustainability management
- MUFG Climate Report 2024
- Progress in corporate cultural reforms
- Digital Transformation strategy
- Wealth management
- Asia business
- Asset management business (global AM/IS)
- Strengthening partnership with Morgan Stanley

Financial

- Progress in FY2023 annual business plan
- Performance targets and capital policy
- Management conscious of capital costs and stock prices

Governance

- Reports from CRO, CCO and other C-Suite
- Recognition of current risk status and initiatives undertaken in each risk field
- Status of compliance-related initiatives, including the Code of Conduct
- Measures to reduce strategic shareholdings
- Evaluation of the Board of Directors' effectiveness

Length of Board of Directors Meetings



(Hours)
Presentations on agenda items
Deliberation
40
30
20
10
0
56%
44%
54%
46%
49%
51%
55%
45%
61%
39%
55%
45%

	2018	2019	2020	2021	2022	2023 (FY)
Number of meetings	9	10	10	10	10	9
Length of meetings	28:32	38:14	25:41	31:23	25:57	24:36

Evaluation Framework of the Working Practices of the Board of Directors' Operations

Every year since 2013, MUFG has retained external consultants to evaluate the Board of Directors. These consultants conduct questionnaire surveys and interviews with all of the Directors regarding the purpose, composition/expertise, agendas/discussions, and the promotion of reform of the Board, as well as self-assessment of each Director. The results of these questionnaire surveys and interviews are reported to and discussed by the Nominating and Governance Committee and the Board.

The fiscal year 2023 evaluation confirmed that the effectiveness of the Board continues to be ensured as a result of continuing to work to improve its operations and frameworks, which were issues that had been identified in the previous fiscal year. Also in fiscal year 2023, the Board discussed important themes such as mapped material issues and items requiring particular priority (such as the Medium-term Business Plan and Sustainability) and held extensive discussions based on the knowledge, expertise and experience of each Director, incorporating external viewpoints, all of which enhanced the effectiveness of monitoring functions in the Board.

As specific initiatives for fiscal year 2023, we launched new informal sessions limited to the Chairman, CEO and Outside Directors, as well as held recurring meetings for opinion exchange between the CEOs of the three major subsidiaries, the Bank, the Trust Bank and Securities, and Outside Directors. These efforts deepened mutual understanding through frank communication among Directors, and helped foster an atmosphere for further enhancing effectiveness. We also continued initiatives to further develop the monitoring function of the Board by holding study sessions for Directors inviting external experts.

MUFG has identified these efforts as being firmly connected to improving effectiveness, and based on the determination that the existing framework will function as intended in the fiscal year 2024, will continue to work on improvements to further enhance functions of the Board.

Initiatives to Enhance the Effectiveness of the Board of Directors' Operations



Fiscal 2022 evaluation

Evaluation: Efficiency of the Board of Directors' operations has improved and the effectiveness continued to be ensured

Issues to be addressed: Room for more ongoing improvement (Board operations, systems, etc.)

Fiscal 2023 initiatives

- Launched new informal sessions for opinion exchange limited to the Chairman, CEO and Outside Directors. Continued meetings for opinion exchange among the heads of the Bank, the Trust Bank and Securities, and Outside Directors
- Improved feedback on discussions at Board of Directors meetings of the Bank, the Trust Bank and Securities
- Devising ways to explain agendas (revision of the agenda item sheet) and making effective use of pre-briefing sessions before meetings
- Held study sessions for Directors inviting external experts (on the role of the Board of Directors in the monitoring model).

Fiscal 2023 evaluation

Evaluation:
- Facilitated frank, active communication and mutual understanding among directors, fostering an atmosphere for further enhancing the effectiveness of the Board
- The quality of the Board of Directors' discussions has improved, and monitoring functioned effectively in relation to important agenda items such as the formulation of the next Medium-term Business Plan, sustainability, and other issues
- Confirmed that the Board is currently sufficiently functioning effectively as a result of years of commitment to improve effectiveness

Issues to be addressed:
- Continuous improvement for further enhancement of the Board functions (operations, systems, improving efficiency, etc.)

Foundation Supporting the Corporate Value

Corporate Governance

Outline of Committees and Their Fiscal 2023 Initiatives

Nominating and Governance Committee

(number of meetings held: 10; attendance ratio for all members: 100%; attendance ratio for outside directors: 100%)

Main Agenda Items

- Proposals to be submitted to the General Meeting of Shareholders with regard to the nomination of Director candidates
- Matters related to candidates for major management positions in the holding company
- Corporate governance policies and frameworks
- Annual evaluation of the Board of Directors and Committees under the Board of Directors, etc.

Compensation Committee

(number of meetings held: 7; attendance ratio for all members: 97%; attendance ratio for outside directors: 96%)

Main Agenda Items

- Review of compensation systems for officers at the holding company and major subsidiaries
- Verification and review of policies for the determination of compensation
- Compensation market status
- Evaluation of bonuses for the President and CEO, etc. for fiscal year 2022 and setting of targets for fiscal year 2023
- Individual compensation for Directors and Corporate Executives

Audit Committee

(number of meetings held: 16; attendance ratio for all members: 100%; attendance ratio for outside directors: 100%)

Main Agenda Items

- Allowance for credit losses, asset impairment risks, financial reporting process
- Risk management systems, crisis events, compliance risk events
- Group/global internal control
- Group/global internal audit systems
- Independent auditors report (Key audit matters, etc.)

Risk Committee

(number of meetings held: 4; attendance ratio for all members: 97%; attendance ratio for outside directors: 100%)

Main Agenda Items

- Review of the Medium-term Business Plan and initiatives for the next Medium-term Business Plan
- Responses to climate change
- Restructuring of rating system
- Implementation of framework on investment
- Update on initiatives to ensure appropriate capital management

Reference: Overview of each committee
https://www.mufg.jp/english/profile/governance/committees/

Global Advisory Board

Fiscal 2023 Activities

For Fiscal 2023, MUFG held its annual meeting in January. The event, taking the form of an in-person & online hybrid meeting, was attended by the Global Advisory Board members and MUFG directors / executives. Main topics of discussion were generative AI and geopolitics, both which are global themes, and various opinions were exchanged on the roles and measures to be taken by MUFG in the changing environment. In the generative AI session, discussions ranged from regulations concerning AI and coexistence of AI and humans. In the geopolitics session, observations of U.S.-China relationship from each country were discussed. In addition to the annual meeting, small meetings were held and attended by relevant members of the Global Advisory Board and MUFG to obtain timely advice on specific topics and regions. In the small meetings, deeper discussions were held on key themes for promotion of MUFG's management strategy, such as global financial regulations, human capital strategy, Asia business, and geopolitics. As the environment surrounding MUFG is changing significantly, MUFG will continue to operate the Global Advisory Board in a flexible and effective manner to quickly respond to the changes.

Reference: Global Advisory Board
https://www.mufg.jp/english/profile/overview/advisory_board/index.html

Region	Photo	Member
The Americas		**Professor Merit E. Janow** Dean Emerita, School of International and Public Affairs, Columbia University Former Member of Appellate Body, World Trade Organization
The Americas		**Mr. William Coen** Chairman, IFRS Foundation's Advisory Council Former Secretary General of the Basel Committee on Banking Supervision
The Americas		**Ms. Virginia M. Rometty** Former Chairman, President and Chief Executive Officer, IBM
Europe		**Ms. Anne Le Lorier** Former First Deputy Governor at Banque de France (Central Bank of France)
Europe		**Mr. John M Flint** Chief Executive, UK Infrastructure Bank Former Group Chief Executive, HSBC
Asia		**Mr. George Yeo** Former Singaporean Minister for Foreign Affairs
Asia		**Mr. Andrew Tung** Managing Partner, QBN Capital Former Chief Executive Officer, Orient Overseas Container Lines
Japan		**Professor Emi Osono** Dean, Professor, Hitotsubashi Business School, School of International Corporate Strategy
Japan		**Mr. Masamichi Kono** Former Deputy Secretary General of OECD Former Vice Minister for International Affairs, Financial Services Agency, Japan
Japan		**Mr. Keishi Hotsuki** Former Chief Risk Officer, Morgan Stanley

Foundation Supporting the Corporate Value

Corporate Governance

Succession Plans and Selection Process for Group CEO and Other Corporate Leader Candidates

At MUFG, the Nominating and Governance Committee is engaged in ongoing discussion regarding ways of nurturing candidates for major management positions at the holding company and its major subsidiaries. To this end, the Committee has defined desirable traits for managements (e.g. desirable competencies, skills, backgrounds and other attributes according to position). Based on these traits, candidates are identified and grouped by generation. In nominating candidates for Group CEO and other leading positions, the Committee examines candidates in terms of their personalities, executional skills, career records and performance while referring to the 360-degree assessment conducted by an external agency. Based on the findings of these examinations, the Committee deliberates on the aptitude of each candidate. Lastly, the Committee interviews each individual and prepares proposals on the nomination of candidates that are, in turn, submitted to and finalized by the Board of Directors.

Strategic Shareholdings Policy

Basic Policy and Examination of Significance and Economic Rationale of Strategic Shareholdings

MUFG, the Bank, and the Trust Bank have adopted, in view of shareholding risk, capital efficiency and international financial regulations, a basic policy of reducing the amount of shares held for the purpose of strategic investment, following sufficient consultation with the relevant corporate business clients.

Strategic shareholdings will be examined for their significance and economic rationale from the perspectives of our corporate business clients' growth and earnings and the strengthening of business relations. We shall proceed with divesting those shareholdings with insufficient rationale, after securing an understanding of the relevant clients. Even where there is sufficient rationale, we may sell those shares in accordance with

our basic policy of reducing strategic shareholdings, taking into account, the market environment and our business and financial strategy. Some shareholdings in the past were categorized as "continue holding" even if they were judged to have insufficient economic rationale. From FY 2024, we will automatically categorize them as "negotiate for sale" to accelerate the process.

Economic rationale is examined based on overall business RORA[1] target value, which is set based on MUFG's capital costs. The results of the March 31, 2023 examinations show that the overall business RORA of all of the examinations targets exceeded 2.1 times of the target value. 87% of the business partners exceeded the target value on company number basis, the sum total of these shareholdings accounts for 93% on book value basis and 89% on market value basis. Concerning the corporate business clients which do not meet their target values, we will consider selling their shares.

In FY 2023, we divested strategic shareholdings worth approx. ¥216.0 billion (simple sum of the Bank and the Trust Bank on an acquisition-cost basis), bringing the cumulative total divestment over the three-year period from FY2021 to FY2023 to approx. ¥539.0 billion, and achieved the divestment target of ¥500.0 billion under the previous Medium-term Business Plan (MTBP).

The target over the three-year period from FY2024 to FY2026 is to divest strategic shareholdings worth ¥350.0 billion. This target amount accounts for a similar proportion of the book value at the beginning of the period compared to that of the previous MTBP, and we will facilitate divestment further. In addition, we will consider increasing the target amount in accordance with the progress of consensus to divest and the market environment. Also, during the period of next MTBP which will begin in FY2027, we will aim to reduce the ratio of the balance of strategic shareholdings to consolidated net assets on a market value basis to below 20%

Standards with Respect to the Exercise of Voting Rights

We will make comprehensive decisions on every proposal for the agenda of a shareholders meeting after confirming the following two points.
1. Will it increase the mid- to long-term corporate value and lead to continuous growth including ESG elements of the relevant corporate business client?
2. Will it increase the mid- to long-term economic profits of MUFG, the Bank and the Trust Bank?

Significant agenda[2] will be determined through communication with the relevant corporate business client, etc. as necessary. The status of the exercise of voting rights of the most important strategic shareholdings will be reported to MUFG's Board of Directors.

For details, see: Corporate Governance Report, p2, "Strategic shareholdings policy"

Process of examination of significance and economic rationale of shareholdings



*1 Overall business RORA (Return on Risk-Weighted Assets) is calculated by dividing Profit (Income from banking and trust banking transactions with a concerned business partner group as well as stock dividends from the said group – Expected loss – Expenses etc.) by risk assets (total value of credits and shares) which are based on the IRB approach in comply with the capital adequacy requirements. In addition, risk asset shares are calculated based on market values.
*2 Agenda on disposal of surplus, election of directors or corporate auditors, election of outside directors or outside corporate auditors, retirement benefits for corporate auditors, organizational restructure takeover defense, etc.
*3 Even where there is sufficient rationale we may sell those shares as stated above.

Foundation Supporting the Corporate Value

Corporate Governance

Executive Compensation System

MUFG's compensation system for Executives, etc. is not only aimed at ensuring the achievement of short-term performance targets but also intended to better motivate them to contribute to a medium- to long-term improvement in corporate value and function as an appropriate incentive corresponding to the roles and responsibilities, etc., of each individual.

The compensation system is also developed with reference to external economic and social trends, the status of MUFG's operating results, its financial soundness and regulations enforced at home and abroad on compensation paid to executives and reviewed in an appropriate and timely manner, while ensuring that our process for determining compensation is highly objective and transparent.

Composition of Compensation
The executive compensation system has been revised in Fiscal 2024 based on the new MTBP.

Key revisions

Proportion of the compensation	
Raise the proportion of performance-based compensation	● To enhance incentives for achieving the Medium-term Business Plan, the proportion of the performance-based compensation (stock compensation and cash bonuses) is raised, for Deputy President and other recipients with descending positions. ● The President & CEO's compensation already has a sufficiently high proportion of the performance-based compensation, and is maintained in the current proportion of "annual base salary: performance-based stock compensation : cash bonus = 1 : 1 : 1."

Performance indicator for stock compensation	
Consolidated ROE and expense ratio	● To pursue both of "economic value" and "social value," financial indices (consolidated ROE and expense ratio) are newly set in accordance with the new Medium-term Business Plan, and non-financial indices (ESG assessment) are raised in evaluation weight, with new own three indices (as shown in the figure to the right) added to the ratings granted by ESG rating agencies.
ESG assessment	
TSR	● In terms of medium- to long- term enhancement in corporate value and sharing interests with our shareholders, TSR (Total Shareholder Return) is newly employed.

Overview of the Executive Compensation System

Type of compensation	Linkage with performance	Performance-based range	Standards for payment		Weight	Time of payment	Payment method
Annual base salary	Fixed	—	• Paid based on positions, etc. • Includes Director Allowance, Committee and Chair Allowance, Housing Allowance, Overseas Representative Allowance, etc.			Monthly	Cash
Stock compensation	Non-performance-based	—	Base amount by position			At the time of retirement of executives	50% in shares 50% in cash
	Medium- to long-term performance-based	0-150%	Base amount by position ×	Performance factor (MTBP achievement evaluation)	<55%>	At the end of the MTBP	
				Target attainment rate of indices below in MTBP (1) Consolidated ROE (2) Consolidated expense ratio ❶ (3) ESG assessment ❷ • Reduction of GHG emissions from own company • MUFG Employee survey score • Ratio of women in management • Ratings granted by ESG rating agencies (4) TSR ❸	30% 10% 10% (2.5% each) 5%		
				Performance factor (competitor comparison evaluation) ❹	<45%>		
				Comparison of year-on-year growth rate of indices below with competitors (1) Consolidated net operating profits (2) Profits attributable to owners of parent	25% 20%		
Cash bonuses	Short-term performance-based	0-150%	Base amount by position ×	Performance factor (quantitative evaluation factor applied to the Group CEO)	<60%>	Annually	Cash
				Rate of year-on-year change and target attainment rate of indices below (1) Consolidated net operating profits (2) Profits attributable to owners of parent (3) Consolidated ROE (4) Consolidated expense ratio	20% 10% 20% 10%		
				Status of individual execution of duties (qualitative evaluation factor applied to Group CEO)			
				• Improvement in customer-segment profitability • Risks handling • Enhancement of efforts on ESG • Evolution of sustainability management etc. ❺	<40%>		

*❶-❺ will be explained in the next page

Subject to malus (confiscation) and clawback (restitution claim)

Proportion of compensation by position



Foundation Supporting the Corporate Value

Corporate Governance

❶To incentivize efforts to improve MUFG's earnings power, capital efficiency and profit structure, each of which is considered a management issue requiring the utmost priority, the degree of achievement vis-à-vis target levels stipulated in the Medium-Term Business Plan (MTBP) regarding consolidated ROE and consolidated expense ratio is determined on an absolute evaluation basis.

❷MUFG has set the reduction of Group/Global GHG emissions from own operations, improvement of the employee survey scores, and raising of the ratio of women in management as unique ESG self-assessment metrics, to support the further enhancement of sustainability management. Additionally, to assess the extensive initiatives toward ESG of MUFG from an objective standpoint, a relative evaluation is carried out on the degree of improvement (3-year) of third-party assessments by the five major ESG assessment agencies (MSCI, FTSE Russell, Sustainalytics, S&P Dow Jones and CDP).

❸MUFG will conduct relative (3-year) TSR assessments compared to TOPIX (including dividends) and our major competitors.

❹Relative comparisons with competitors are made with Mizuho Financial Group and Sumitomo Mitsui Financial Group.

❺ESG-related assessment items subject to qualitative evaluation include contribution to the resolution of environmental and social concerns, the promotion of DEI and the strengthening and upgrading of MUFG's governance structure.

Image of Performance-Based Compensation
(e.g., consolidated ROE)



Compensation for Directors and Corporate Executives

(Millions of yen)

Classification	Number of recipients	Total compensation, etc.	Total amount of compensation, etc. by compensation types			
			Annual base salary	Cash bonuses	Stock compensation	
			Cash	Cash	Non-cash	
			Non-performance-based	Performance-based	Non-performance-based	Performance-based
Directors (excluding outside directors)	6	967	347	219	66	334
Corporate executives	18	2,248	993	387	304	563
Outside directors	10	180	180	—	—	—

(Notes) 1. The figures represent the total amount of compensations, etc. paid by the holding company and consolidated subsidiaries, etc.
2. The compensation, etc. paid to corporate executives who concurrently serve as Members of the Board of Directors is described in the column of corporate executives.
3. On July 1, 2016, the Company introduced a performance-based stock compensation plan using a structure called Board Incentive Plan as Non-cash compensation. (Please refer to "(i) Policy on Determination of the Amount or Calculation Method of Executive Compensation, etc." for details of the stock compensation plan.) Total stock compensation in the table above includes expenses associated with the right to receive shares granted under the plan and the amounts of compensation provided during fiscal year 2023.
4. The targets and achievement ratio of each index of the performance-based stock compensation under the previous Medium-term Business Plan (from fiscal year 2021 to fiscal year 2023) are as follows.

Targets for Indices Set under the Performance-Based Stock Compensation and the Ratio of Their Achievement

Type of evaluation	Performance indices	Weight	Targets, etc.	Achievement ratio						3 year total
				Fiscal 2021		Fiscal 2022		Fiscal 2023		
				Per index	Total evaluation	Per index	Total evaluation	Per index	Total evaluation	
Target attainment rate of indices in MTBP	Consolidated ROE (based on MUFG's standard)	30%	Fiscal 2023: 7.5%	136%						131%
	Consolidated expense reduction amount (excluding performance-linked expense)	15%	Fiscal 2023: A level below the fiscal 2020 result	150%						
	Ratings granted by ESG rating agencies	5%	Fiscal 2023: A level improved from the fiscal 2020 result	50%						
Comparison with competitors	Consolidated net operating profits	25%	Determined based on comparisons with competitors	140%	130%	140%	110%	80%	100%	113%
	Profits attributable to owners of parent	25%		120%		80%		120%		

(Note) 1. The evaluation indices of business performance for each previous fiscal year to determine the cash bonuses paid to the President during fiscal year 2021 to fiscal year 2023 are as follows. The evaluation method of the business performance of fiscal year 2023 is the same, in principle.

Performance Evaluation Conducted to Determine Cash Bonuses (Group CEO)

Performance indices	Weight	Fiscal 2021 bonuses		Fiscal 2022 bonuses		Fiscal 2023 bonuses	
		Fiscal 2020 achievement	Payment ratio	Fiscal 2021 achievement	Payment ratio	Fiscal 2022 achievement	Payment ratio
Total evaluation	100%	113.9%	112.5%	106.4%	125.0%	102.3%	112.5%
Quantitative evaluation (combination of four indices, including consolidated ROE)	60%	123.2%	—	117.3%	—	103.8%	—
Qualitative evaluation	40%	100.0%	—	90.0%	—	100.0%	—

(Notes) 1. Each quantitative evaluation indicator is determined by placing equal weight on the year-on-year increase (decrease) and the ratio of accomplishments vis-à-vis targets.
2. Qualitative evaluation is determined using an eight-grade rating system, while comprehensive evaluation (the combination of quantitative and qualitative evaluation) is determined using a nine-grade rating system.
3. All evaluation results are determined solely by independent outside directors in the Compensation Committee.

Foundation Supporting the Corporate Value

Risk Management

Basic Policy

MUFG aims to strengthen its Group risk management through the diffusion of a risk culture that strengthens the structure of Group business management as well as enterprise risk management. Our goal is effective risk governance that is consistent across regions, subsidiaries and the holding company.

Risk Management Framework

The Risk Committee under the Board of Directors comprises outside directors and external experts. The committee deliberates various matters related to risk management, reports to the Board of Directors and submits recommendations. Based on the deliberations at the committee, the Board decides management and operational policies related to various risks. The holding company decides basic policies for the entire Group, while each Group company develops its own management systems and manages risks in line with these policies. The Group CRO reports to the Board of Directors periodically regarding the status of risks and the Group's initiatives in various risk areas.

Risk Management System


Holding Company
(Mitsubishi UFJ Financial Group, Inc.)
Risk Committee
Board of Directors
U.S. Risk Committee
Risk Management Committee (including crisis management)
Executive Committee
Credit & Investment Management Committee
Risk management divisions
Credit Committee

Risk Appetite Framework

MUFG clarifies its risk appetite (types and amount of risk that it is willing to accept) to achieve its business strategy and financial plan. This is called the "Risk Appetite Framework," which is designed to increase management transparency and generate more profit opportunities in an environment where risk is properly controlled.

Enterprise Risk Management

Enterprise risk management is the framework of risk management and operation to recognize the risk that emerges in the course of business execution and assess them according to uniform criteria while maintaining business stability and maximizing shareholder value. MUFG adopts three main strands of enterprise risk management: the capital allocation system, stress tests and top risk management.

For details, see Risk Management
https://www.mufg.jp/english/profile/governance/risk/index.html

Risk Appetite Framework


Business Plan
Financial Plan
• Net operating profits
• Net income
• ROE
• RORA
• Expense ratio
• Common Equity Tier 1 capital ratio, etc.
Organic Correlation
Business Strategy
• Group business strategy
Risk Appetite
• Capital allocation plan and RWA plan
Capital strategy and distribution based on risk
• Funding liquidity risk, etc.
Risk appetite for difficult-to-quantify risk
Risk Culture

Cyber Security

Basic Policy

MUFG is well aware of its social responsibilities regarding securing the assets entrusted to it by its customers and its obligation to provide secure and stable financial services. MUFG has positioned risk and threats posed by cyber-attacks and other relevant events as one of the Top Risks and enacted the Cyber Security Management Declaration with the intention of strengthening the cyber security measures under the direct supervision of top management.

Cyber Security Management Structure

MUFG has established cyber security standards that refer to international guidelines and is engaged in the development of relevant strategies and organizational structures as well as the planning and implementation of initiatives aimed at enhancing its cyber security measures.

Furthermore, MUFG has set up the MUFG-CERT as an umbrella organization to prepare for the occurrence of a cyber security incident and act in cooperation with the Computer Security Incident Response Teams (CSIRTs) of Group companies.

MUFG is also involved in collaborative activities with government agencies, other companies in the financial industry and security communities, including the Financials ISAC Japan.

Main Initiatives to Counter Cyber Security Threats

MUFG has set up a dedicated team focused on threat intelligence to centralize such related activities as impact analysis for vulnerabilities or cyber attacks, and remediation for those impacts on a group-wide basis. In addition, the Cyber Security Division participates from the early stages of systems planning and design to realize both safety and innovation in digital transformation. To nurture security specialists that support these initiatives, Cyber Security Division strives to enhance expertise of the team members and implement group-wide education programs.

For details, see: Cyber Security
https://www.mufg.jp/english/csr/governance/riskmanagement/#jump02

Foundation Supporting the Corporate Value

Compliance

Basic Policy

We have established the MUFG Group Code of Conduct as a set of guidelines for how the Group's directors and employees should make decisions and act on a daily basis to realize the MUFG Way. The Code of Conduct expresses our commitment to complying with laws and regulations globally, to acting with honesty and integrity, and to behaving in a manner that supports and strengthens the trust and confidence of society. In addition, as we expand the geographic scope of our business globally, we are committed to keeping abreast of developments in laws and regulations of the jurisdictions in which we operate, including anti-money laundering and antibribery rules as well as competition laws, while paying close attention to trends in financial crimes.

Ensuring Thorough Compliance

We engage in ongoing efforts to ensure that each employee embraces proper action principles in accordance with the Code of Conduct. These efforts include providing e-learning for all employees, disseminating messages from management, holding compliance training sessions that discuss case studies of external compliance incidents and call employee attention to real-life compliance issues, and implementing periodic tests to confirm training results. In these ways, we strive to help employees raise their compliance literacy and awareness. We also assess the level of compliance awareness among our workforce via the annual Group Employee Survey and update the content of the Code of Conduct every year with reference to the results of this survey as well as changes in both internal and external environment. In fiscal 2024, we reviewed the main text based on the revision of the MUFG Way (addition of "Agility" to our Values) and reflected initiatives on social issues (respect for human rights, human capital, DEI, and health and productivity management) in our commentaries and columns. We also implement communication measures and training at the workplace in order to make employees to develop a sense of ownership regarding the Code of Conduct. The effects of these measures are confirmed via, for example, the annual Group Employee Survey, and reported to the Board of Directors. Through these ongoing efforts, we strive to ensure thorough compliance.

For details see: Compliance
https://www.mufg.jp/english/profile/governance/compliance/index.html

Enhancement of Global Financial Crimes Compliance Framework

MUFG has established the Global Financial Crimes Division (GFCD) to maintain a global framework to prevent, detect, and deter financial crimes effectively across the firm. Headquartered in New York, GFCD is responsible for Anti-Money Laundering, Counter-Terrorist Financing, Sanctions Compliance, and Anti-Bribery and Corruption efforts (collectively referred to as "financial crimes" or "FC"). Since its inception in 2017, GFCD has supported consistent and efficient operations through the creation of shared organizations (Centers of Excellence), investment in its FC experts, and, more recently, the promotion of offshoring. In addition, GFCD is upgrading its FC compliance systems and data warehouse to bolster MUFG's FC compliance program. This enhancement will help the Bank detect more complex and sophisticated forms of financial crimes.

Further, MUFG, through the Bank, is a member of the Wolfsberg Group,[1] and is proud to collaborate with other global financial institutions to develop frameworks and guidance for FC risk management. The membership also enables proactive responses to evolving trends in global regulations and regulatory expectations.

We continue our efforts to enhance FC compliance and promote societal trust and confidence by aligning with the requirements and expectations of international organizations, country-specific regulators, and the Financial Action Task Force (FATF)[2].

For more information : Global Financial Crimes
https://www.mufg.jp/english/csr/governance/financialcrimes/index.html

[1] The Wolfsberg Group is an association of twelve global banks which aims to develop frameworks and guidance for the management of financial crime risks.
[2] FATF: Financial Action Task Force on money laundering. Inter-governmental body that advocates for taking a coordinated international response in AML and counterterrorist financing.

Internal Audit

Basic Policy

The internal audit aims to evaluate the "timeliness", "appropriateness" and "adequacy" of the internal control framework including risk management and compliance to ensure sound and appropriate management of the business. Internal audit results are reported to senior management. Additionally, internal audits suggest ways to help audited departments improve or rectify any issues identified. We adopted the "MUFG Internal Audit Activity Charter," which defines our basic policies for internal audits, including the missions to conduct audits that contribute to improve the Group's corporate value and realize the MUFG Way.

Implementing Effective and Efficient Internal Auditing

To ensure that internal audit processes use available resources with optimal effectiveness and efficiency, the internal audit divisions implement risk-focused internal audits in which the nature and magnitude of the associated risks are considered in determining audit priorities and the frequency and depth of internal audit activities. At the same time, through the off-site monitoring, internal auditors attend key meetings, collect important internal control documents and implement other necessary measures to assess any changes in risk status. In addition, audit quality is being improved through audit reviews conducted by a dedicated quality assessment/assurance team comprising of veteran auditors.

Conducting Group-wide, Cross-Regional Audits

As we strive to deliver solutions to our clients by leveraging our functions across the Group, and to promote business operations on a global basis, we pursue a group-wide, cross-regional approach to raise the effectiveness and efficiency of internal audit.

We have a global resource exchange program and conduct group-wide, cross-regional integrated audits in areas such as IT, cyber security, finance, and global financial crime, where sophisticated specialist expertise is required. Through these efforts, we are striving to unify our standards for audits and enhance audit quality.

For details, see: Internal Audi
https://www.mufg.jp/english/profile/governance/audit/index.html

Foundation Supporting the Corporate Value

Initiatives for Practicing a Customer-Oriented Approach: Pursuing Customers' Best Interests

Basic Policy

With the aim of ensuring the thoroughgoing practice of customer-oriented approach, the MUFG Group Code of Conduct addresses the importance of "Customer Focus" in Chapter 1, while the MUFG Basic Policy for Fiduciary Duties is publicized to provide unified guiding principles for the Group. In line with this policy, all Group entities are committed to practicing customer-oriented approach and endeavor to improve their products and services.

For details, see the MUFG Basic Policy for Fiduciary Duties.
https://www.mufg.jp/english/profile/governance/fd/index.html

Operational Structure

MUFG works to strengthen its operational structure for ensuring a customer-oriented approach by, for example, holding periodic Fiduciary Duty Promoting Committee ("FD Promoting Committee") meetings while pushing ahead with sharing best practices and other across-the-board endeavors to improve its business operations on a group-wide basis. The details are regularly reported, including to the Group Executive Committee.

The FD Promoting Committee invites external advisors to obtain proposals and advice from external perspectives. Overall activities concerning customer-oriented approach are also evaluated by the Compliance Division and Internal Audit Division, promoting discussion from various perspectives. In April 2023, the Investment Management Strategy Office was established at the holding company level to ensure sound development of asset management, enforcement of customer-oriented approach, and enhancement of our governance structure. We are committed to further enhancing governance by building a group-wide information-sharing system and sharing the insights from the information gathered with group companies.

For details of specific initiatives, please see the following:
https://www.bk.mufg.jp/kigyou/policy/pdf/status_initiatives.pdf
*Japanese only

Pursuing Customers' Best Interests

Based on the MUFG Basic Policy for Fiduciary Duties, we declared our five commitments and engage in customer-oriented asset management proposals.

In addition, an internal guideline for the headquarters of MUFG Group companies ("MUFG Policy") was established in July 2023 to realize sound development, expansion, and growth of the MUFG asset management business based on the MUFG Basic Policy for Fiduciary Duties and the Investment Management Advice Chain.

Furthermore, we are committed to pursuing our customers' best interests by striving to improve their investment performance while applying the "MUFG Investment Management Advice Chain Model"[*1] to secure "discipline," "transparency," and "consistency," which are critical to asset management and providing value-added advice and appropriate information under the goals-based approach.



Our commitments to customers considering investment
Five Commitments
Commitment 1
To "save," "increase," "protect," and "inherit" the customers' important assets with a long-term perspective.
Commitment 2
We will strive to understand the customers and pursue the "optimal" solution for each customer.
Commitment 3
Focusing on medium- to long-term diversified investment plans for stable performance.
Commitment 4
Provide services reflective of the compensation received.
Commitment 5
Make proposals leveraging the Group's consolidated strength beyond the customers' expectations.

Reference: Five Commitments
https://www.bk.mufg.jp/tameru/pdf/unyou_yakusoku.pdf

Reference: MUFG Investment Advice Chain Model



❶ Research and strategy	❷ Product strategy (Product management)	❸ Sales system (Advice model)	❹ Follow-up on results
• Establish the House View • Asset allocation based on the House View Example: Establish the model portfolio	• Establish the product strategy based on the House View • Fund screening • Cost and return analysis, suitability review	• Create and instill the proposal story for the advice based on the House View • Risk-based portfolio proposal • Provide information corresponding to the change in environment, etc.	• Product performance monitoring • Portfolio monitoring
House View	IPAT[*2]/product management during the fiscal period	Promote product line-up, etc.	Portfolio management/ risk control
Model Portfolio	Product governance	Portfolio proposal	Follow-up system

Platform
Advice × Technology

*1 A comprehensive framework incorporating research, investment strategy, product strategy, sales system, and follow-up in results. *2 Investment Product Analysis Team

Data Section

Ten-Year Summary of Major Financial Data

(Billions of Yen)

	FY2014	FY2015	FY2016	FY2017	FY2018	FY2019	FY2020[1]	FY2021	FY2022	FY2023
Currency exchange rate (US$/JPY) (yen)	120.17	112.68	112.19	106.24	110.99	108.83	110.71	122.39	133.53	151.41
Statement of income data:										
Gross profits before credit costs for trust accounts	4,229.0	4,143.2	4,011.8	3,854.2	3,725.7	3,986.3	3,920.9	3,964.0	4,503.0	4,732.5
Net interest income	2,181.6	2,113.5	2,024.4	1,906.8	1,922.7	1,892.9	1,905.1	2,043.6	2,907.5	2,457.8
Trust fees excluding credit costs+Net fees and commissions	1,420.0	1,437.5	1,450.4	1,449.6	1,429.2	1,472.0	1,398.1	1,574.7	1,695.3	1,820.5
Net trading profits + Net other operating profits	627.2	591.9	536.7	497.5	373.5	621.1	617.5	345.5	(100.0)	453.9
Net gains (losses) on debt securities	115.1	132.9	56.8	6.7	29.9	492.9	119.0	(140.4)	(884.6)	(450.7)
General and administrative expenses	2,584.1	2,585.2	2,593.5	2,621.4	2,647.1	2,801.8	2,672.5	2,747.2	2,908.7	2,888.7
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,644.9	1,557.9	1,418.2	1,232.8	1,078.5	1,184.4	1,248.4	1,216.7	1,594.2	1,843.7
Total credit costs	(161.6)	(255.1)	(155.3)	(46.1)	(5.8)	(222.9)	(515.5)	(331.4)	(674.8)	(497.9)
Net gains (losses) on equity securities	93.1	88.3	124.9	133.1	112.6	31.3	130.2	332.6	288.0	371.2
Gains (losses) on sales of equity securities	97.9	113.6	127.4	140.1	125.9	92.1	138.3	343.8	303.9	381.4
Losses on write-down of equity securities	(4.8)	(25.3)	(2.5)	(7.0)	(13.3)	(60.8)	(8.0)	(11.1)	(15.9)	(10.1)
Equity in earnings of equity method investees	159.6	230.4	244.4	242.8	284.3	277.2	321.7	441.5	425.8	531.8
Other non-recurring gains (losses)	(23.0)	(82.0)	(271.4)	(100.3)	(121.7)	(34.2)	(131.3)	(121.9)	(612.5)	(120.9)
Ordinary profits	1,713.0	1,539.4	1,360.7	1,462.4	1,348.0	1,235.7	1,053.6	1,537.6	1,020.7	2,127.9
Net extraordinary gains (losses)	(98.2)	(40.7)	(57.5)	(53.0)	(202.7)	(406.3)	(11.5)	(47.7)	549.1	(77.8)
Total taxes	467.7	460.2	342.1	313.4	195.5	220.8	185.0	283.4	369.6	478.3
Profits attributable to owners of parent	1,033.7	951.4	926.4	989.6	872.6	528.1	777.0	1,130.8	1,116.4	1,490.7
Earnings per share (EPS) (yen)	73.22	68.51	68.28	74.55	66.91	40.95	60.50	88.45	90.73	124.65
Balance sheet data:										
Total assets	286,149.7	298,302.8	303,297.4	306,937.4	311,138.9	336,571.3	359,473.5	373,731.9	386,799.4	403,703.1
Loans and bills discounted	109,368.3	113,756.3	109,005.2	108,090.9	107,412.4	109,114.6	107,183.0	110,426.2	109,146.2	116,825.6
Securities	73,538.1	69,993.8	59,438.8	59,266.1	64,262.4	65,555.1	77,122.0	79,560.5	86,746.9	86,878.5
Total liabilities	268,862.2	280,916.1	286,639.0	289,642.3	293,877.2	319,715.6	341,757.2	355,743.6	368,526.6	382,956.1
Deposits	153,357.4	160,965.0	170,730.2	177,312.3	180,171.2	187,623.5	211,521.2	215,427.2	213,609.5	224,035.0
Total net assets	17,287.5	17,386.7	16,658.3	17,295.0	17,261.6	16,855.7	17,716.2	17,988.2	18,272.8	20,746.9

*1 From the beginning of the fiscal year ended March 31, 2022, expenses related to credit cards, which were previously recorded as general and administrative expenses, are recorded as fees and commissions expenses.
Accordingly, the financial information for the fiscal year ended March31, 2021 have been retroactively restated.

Data Section

Performance Comparison with Competitors[*1]

Market Capitalization



(Trillions of yen)

(Calculated based on data available as of March 31, 2024. Source: Bloomberg)

*1: Overseas competitors used for performance comparisons are European and U.S. firms subject to a G-SIB buffer (announced in 2023) of 1.5% or more

Credit Ratings[*2]

S&P

Holding Company Ratings	Japanese Firms			U.S. Firms			European Firms	
A-	MUFG	SMFG	Mizuho FG	JP Morgan	Bank of America		HSBC	BNP Paribas
BBB+				Goldman Sachs	Citigroup		Barclays	
BBB							Deutsche Bank	
BBB-								

Moody's

Holding Company Ratings	Japanese Firms			U.S. Firms		European Firms	
A1	MUFG	SMFG	Mizuho FG	JP Morgan	Bank of America		
A2				Goldman Sachs			
A3				Citigroup		HSBC	
Baa1						BNP Paribas	Barclays / Deutsche Bank
Baa2							

(Ratings as of May 2024, based on data disclosed by each firm)

*2: BNP Paribas and Deutsche Bank: Non-preferred senior ratings.
Others: Issuer ratings or long-term foreign currency denominated debt ratings.

Data Section

Company Overview

Company Information (As of March 31, 2024)

Company Name	Mitsubishi UFJ Financial Group, Inc.
Head Office	7-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-8330, Japan
Date of Establishment	April 2, 2001
Amount of Capital	¥2,141.5 billion
Common Stock (Issued)	12,337,710,920 shares
Stock Listing	Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange
Ticker Symbol Number	8306 (Tokyo Stock Exchange, Nagoya Stock Exchange) MUFG (New York Stock Exchange)
Number of Shareholders	1,329,155

Ownership and Distribution of Shares[1]



Securities: **5.77%**

National and local governments: **0.03%**

Corporations: **11.70%**

Foreign institutions, etc.: **33.87%**

Individuals and others: **17.94%**

Financial institutions: **30.69%**

*1 Excludes treasury shares and fractional shares

Main Subsidiaries and Affiliates (As of March 31, 2024)

Mitsubishi UFJ Financial Group, Inc.   ■ Consolidated subsidiary ● Equity method investee

Commercial Bank

- ■ MUFG Bank, Ltd.
- ■ Bank of Ayudhya Public Company Limited
- ■ PT Bank Danamon Indonesia, Tbk.
- ● au Jibun Bank Corporation
- ● Vietnam Joint Stock Commercial Bank for Industry and Trade
- ● Security Bank Corporation

Trust Bank

- ■ Mitsubishi UFJ Trust and Banking Corporation
- ■ The Master Trust Bank of Japan, Ltd.
- ■ MUFG Investor Services Holdings Limited
- ■ Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.

Securities

- ■ Mitsubishi UFJ Securities Holdings Co., Ltd. (Securities Holding Company)
- ■ Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
- ■ au Kabucom Securities Co., Ltd.
- ■ Mitsubishi UFJ Trust International Limited
- ■ MUFG Securities (Canada), Ltd.
- ■ MUFG Securities EMEA plc
- ■ MUFG Securities Asia Limited
- ● Morgan Stanley MUFG Securities Co., Ltd.
- ● Morgan Stanley

Credit Cards / Consumer Finance / Installment Credit

- ■ Mitsubishi UFJ NICOS Co., Ltd.
- ■ ACOM CO., LTD.
- ■ Kanmu, Inc.
- ● JACCS CO., LTD.

Asset Management

- ■ Mitsubishi UFJ Asset Management Co., Ltd.
- ■ Mitsubishi UFJ Real Estate Asset Management Co., Ltd.
- ■ Mitsubishi UFJ Alternative Investments Co., Ltd.
- ■ Mitsubishi UFJ Asset Management (UK) Ltd.
- ■ Mitsubishi UFJ Baillie Gifford Asset Management Limited
- ■ MUFG Lux Management Company S.A.
- ■ First Sentier Investors Holdings Pty Ltd

Leasing

- ● BOT Lease Co., Ltd.
- ● Mitsubishi HC Capital Inc.

Others

- ■ Japan Digital Design, Inc.
- ■ MUFG Innovation Partners Co., Ltd.
- ■ Human Resources Governance Leaders Co., Ltd.
- ■ Mitsubishi UFJ Real Estate Services Co., Ltd.
- ■ Japan Shareholder Services Ltd.
- ■ PT Mandala Multifinance Tbk.
- ● WealthNavi Inc.
- ● Mitsubishi Research Institute DCS Co., Ltd.

🖥 Website

For more detailed information, please refer to our website.
URL: https://www.mufg.jp/ (Japanese)   URL: https://www.mufg.jp/english/ (English)

Committed to empowering a brighter future.

In these unprecedented times,
companies worldwide are constantly
navigating the rapidly changing environment
to transition to the next stage of growth.

**At MUFG, we will make every effort
to help realize these goals.
This will be our unchanging purpose now,
and into the future.**

Mitsubishi UFJ Financial Group, Inc.

7-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-8330, Japan
Telephone: +81-3-3240-8111
URL:https://www.mufg.jp/english/